  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1996.


                                                       REGISTRATION NO. 333-9815

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             MEDICAL ALLIANCE, INC.
             (Exact name of registrant as specified in its charter)

             TEXAS                          8099                        73-1347577
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)     Classification Number)         Identification Number)

                             ---------------------

                                   MARK NOVY
                             MEDICAL ALLIANCE, INC.
                         2445 GATEWAY DRIVE, SUITE 150
                              IRVING, TEXAS 75063
                                 (214) 580-8999
    (Name, address, including zip code, and telephone number, including area code, of registrant's principal executive offices and agent for service)
                             ---------------------

                                   COPIES TO:

                                                             THOMAS W. HUGHES
                                                            WALTER EARL BISSEX
              RICHARD F. DAHLSON                     WINSTEAD SECHREST & MINICK P.C.
           JACKSON & WALKER, L.L.P.                       5400 RENAISSANCE TOWER
         901 MAIN STREET, SUITE 6000                         1201 ELM STREET
             DALLAS, TEXAS 75202                           DALLAS, TEXAS 75270
                (214) 953-5896                                (214) 745-5400

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                             ---------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE


=====================================================================================================
     TITLE OF EACH CLASS           AMOUNT       PROPOSED MAXIMUM  PROPOSED MAXIMUM
      OF SECURITIES TO              TO BE        OFFERING PRICE       AGGREGATE         AMOUNT OF
        BE REGISTERED           REGISTERED(1)     PER SHARE(2)    OFFERING PRICE(2) REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.002 per share........... 2,300,000 shares       $13.00          $29,900,000         $10,310
=====================================================================================================



(1) Includes 300,000 shares subject to the exercise of the Underwriters' over-allotment option.


(2) Estimated solely for purposes of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             MEDICAL ALLIANCE, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

 ITEM
NUMBER                    ITEM                               LOCATION IN PROSPECTUS
- ------ ------------------------------------------  ------------------------------------------
1.     Forepart of the Registration Statement and
         Outside Front Cover Page of
         Prospectus..............................  Facing Page; Outside Front Cover Page of
                                                     Prospectus
2.     Inside Front and Outside Back Cover Pages
         of Prospectus...........................  Inside Front and Outside Back Cover Pages
                                                   of Prospectus
3.     Summary Information, Risk Factors and
         Ratio of Earnings to Fixed Charges......  Prospectus Summary; Risk Factors
4.     Use of Proceeds...........................  Use of Proceeds
5.     Determination of Offering Price...........  Outside Front Cover Page of Prospectus;
                                                     Underwriting
6.     Dilution..................................  Dilution
7.     Selling Security Holders..................  *
8.     Plan of Distribution......................  Outside Front Cover Page of Prospectus;
                                                     Underwriting
9.     Description of Securities to be
         Registered..............................  Description of Capital Stock
10.    Interests of Named Experts and Counsel....  Legal Matters; Experts
11.    Information with Respect to the
         Registrant..............................  Outside Front Cover Page of Prospectus;
                                                     Prospectus Summary; Risk Factors; The
                                                     Company; Use of Proceeds; Dividend
                                                     Policy; Dilution; Capitalization;
                                                     Selected Consolidated Financial Data;
                                                     Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations; Business; Management;
                                                     Certain Transactions; Principal
                                                     Shareholders; Description of Capital
                                                     Stock; Shares Eligible for Future Sale;
                                                     Underwriting; Legal Matters; Experts;
                                                     Additional Information; Consolidated
                                                     Financial Statements
12.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities.............................  *

- ---------------

* Not Applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 1996


PROSPECTUS


                                2,000,000 SHARES


                                      LOGO

                                  COMMON STOCK

                         ------------------------------

     All of the 2,000,000 shares of Common Stock, $0.002 par value per share (the "Common Stock"), offered hereby are being sold by Medical Alliance, Inc. ("Medical Alliance" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "MAII."


                         ------------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================
                                                             UNDERWRITING
                                             PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                              PUBLIC        COMMISSIONS(1)      COMPANY(2)
- ----------------------------------------------------------------------------------------------
Per Share...............................         $                $                 $
- ----------------------------------------------------------------------------------------------
Total(3)................................         $                $                 $
==============================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $500,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock, on the same terms and conditions as set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $            , $            and
    $            , respectively. See "Underwriting."


                         ------------------------------

     The shares of Common Stock are being offered severally by the Underwriters, subject to prior sale, when, as and if accepted by the Underwriters and subject to conditions including their right to reject orders, in whole or in part. It is expected that delivery of the shares will be made at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167, on or about
            , 1996.
                         ------------------------------

BEAR, STEARNS & CO. INC.                        EQUITABLE SECURITIES CORPORATION
               THE DATE OF THIS PROSPECTUS IS             , 1996

- --------------------------------------------------------------------------------

                             MEDICAL ALLIANCE, INC.

[LOGO]

THE NATION'S LEADING PROVIDER OF SERVICES TO
CREATE TEMPORARY SURGICAL SITES IN THE PHYSICIAN OFFICE

                     SERVING APPROXIMATELY 2,500 PHYSICIANS
                                ACROSS THE U.S.

MEDICAL SURGICAL SERVICES

AESTHETIC ELECTIVE SERVICES

DISTRICT OFFICES

           FACILITATING PROCEDURES IN GYNECOLOGY, UROLOGY, PODIATRY,
                DERMATOLOGY, OTOLARYNGOLOGY AND PLASTIC SURGERY.

- --------------------------------------------------------------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The Company intends to furnish to its shareholders annual reports containing audited consolidated financial statements certified by independent public accountants for each year and quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year.

[LOGO]

          CREATING TEMPORARY SURGICAL SITES IN THE PHYSICIAN'S OFFICE
                   TO BENEFIT PAYORS, PHYSICIANS AND PATIENTS

INCREASED PHYSICIAN            IMPROVED PROCEDURAL COST-      HIGH QUALITY MEDICAL SERVICES
PRODUCTIVITY                   EFFECTIVENESS
- - Ability to perform a broad   - Lower facility cost          - Physician training and
array                          - Lower personnel cost           credentialing
  of procedures                - High quality patient care    - Protocols and standards for
- - On-site technical assistance                                  office-based procedures
- - Optimizes procedure                                         - Procedure documentation
scheduling
                               BENEFICIARIES
                               - PAYORS
                               - PHYSICIANS
                               - PATIENTS
GREATER ACCESS TO ADVANCED
MEDICAL TECHNOLOGIES                          ENHANCED PATIENT SATISFACTION
- - State-of-the-art laser technologies         - Lower out-of-pocket expenditures
- - Devices for minimally invasive surgery      - Shorter recovery times
- - Integrated medical systems delivered in     - Reduced anesthesia requirements
office                                        - Increased scheduling flexibility

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed financial data, including the Consolidated Financial Statements and the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this
Prospectus: (i) assumes that the Underwriters' over-allotment option is not exercised, (ii) has been adjusted to give effect to a 1.561-for-1 stock split, effected through a stock dividend, prior to the consummation of the Offering, and (iii) has been adjusted to give effect to the conversion of the outstanding shares of Convertible Preferred Stock into Common Stock upon consummation of the Offering. "Medical Alliance" or the "Company" refers to Medical Alliance, Inc. and its subsidiaries.

                                  THE COMPANY


     Medical Alliance provides a complete range of services used to create temporary surgical sites in physician offices in 40 states and Canada and believes it is the leading provider of such services in the United States. The Company's services facilitate the migration of established surgical procedures and advanced medical technologies from hospitals and outpatient surgery centers to a lower-cost setting, the physician's office. Payors, physicians and patients benefit from the Company's services through reduced costs for surgical procedures, increased physician productivity, greater access to advanced medical technologies and improved patient satisfaction. The Company has over 100 managed care contracts that in aggregate cover approximately 16 million lives and has served approximately 2,500 physicians during the six months ended June 30, 1996. Currently, physicians perform approximately 6,000 procedures monthly using the Company's services. The Company's services include:


     - Providing on-site technical personnel and medical equipment on a scheduled basis;

     - Monitoring and documenting preoperative, intraoperative and postoperative procedures;

     - Returning the physician's office to its pre-procedure condition;

     - Establishing procedural safety and quality assurance protocols for office-based procedures;

     - Facilitating physician training and qualification; and

     - Physician credentialing pursuant to contracts with managed care organizations.

     The Company provides its services along two primary business lines: medical surgical and aesthetic elective services. The Company's medical surgical services allow physicians to perform approximately 25 different office-based surgical procedures across numerous specialties, including gynecology, podiatry, urology and otolaryngology. The Company's aesthetic elective services are utilized primarily by plastic surgeons and dermatologists for cosmetic procedures such as skin resurfacing, vascular and pigmented lesion treatment, and tattoo removal. The Company is generally reimbursed for providing its medical surgical services by third-party payors, including through contracts with managed care organizations, and is paid directly by patients for any required copayments and deductibles. For providing its aesthetic elective services, the Company is paid directly by patients, generally at the time of service. The Company derived approximately 64% and 33% of its net revenues in 1995 from the provision of medical surgical and aesthetic elective services, respectively. None of the Company's net revenues is derived from Medicare or Medicaid reimbursement.

     According to Medical Data International, Inc. ("MDI"), total surgical procedures in the United States have increased by 12.4% from 25.8 million procedures in 1990 to 29.0 million procedures in 1994. Over this period, the number of surgeries performed in an outpatient setting as a percentage of total surgeries performed annually in the United States has increased. The volume of outpatient surgical procedures has grown by 71.8% over this period, from 11.0 million procedures, or approximately 43% of total surgeries in 1990, to 18.9 million procedures, or approximately 65% of total surgeries in 1994. Furthermore, the prevalence of surgical procedures occurring in a physician's office has increased, representing approximately 12% of total outpatient procedures performed in 1994 as compared to approximately 6% in 1990. The Company believes that a broader array of procedures, including more complex surgeries, is currently being performed in an outpatient setting than was performed in a similar setting in 1990 and believes that the migration of outpatient procedures to a physician's office will continue.

     The Company also believes that the number of aesthetic elective procedures performed annually in the United States will continue to grow, primarily due to the development of new technologies for cosmetic procedures, increased public awareness, shorter recovery times and the aging of the "baby boom" generation. According to an American Academy of Cosmetic Surgery survey (the "AACS Survey"), approximately 2.7 million cosmetic procedures were performed in the United States in 1994. The Company believes that a majority of such procedures are or can be performed in a physician's office. According to a survey by the American Society of Plastic and Reconstructive Surgeons (the "ASPRS Survey"), patients between the ages of 35 and 50 represented 41% of the cosmetic procedures performed in the United States in 1994, and the number of people who say they approve of cosmetic surgery, either for themselves or others, has increased 50% in the last decade. According to the ASPRS Survey, approximately 36% of the cosmetic procedures performed in 1994 were performed in a physician's office.

                                  THE OFFERING


Common Stock offered by the Company..............   2,000,000 shares
Common Stock to be outstanding after the
  Offering(1)....................................   5,623,596 shares
Use of proceeds..................................   To repay indebtedness, make capital
                                                    expenditures, including the acquisition
                                                    of medical equipment, and hire additional
                                                    personnel, and for working capital and
                                                    general corporate purposes, including
                                                    possible acquisitions. See "Use of
                                                    Proceeds."
Reserved Nasdaq National Market symbol...........   MAII


- ---------------


(1) Excludes 902,315 shares of Common Stock issuable upon the exercise of outstanding stock options granted under the Company's Amended and Restated 1994 Long-Term Incentive Plan (the "Incentive Plan") (60,106 of which are exercisable at the initial offering price, assumed to be $12.00) at a weighted average exercise price of $2.68 per share, 294,436 shares of Common Stock reserved for future option grants or awards under the Incentive Plan and 49,328 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.69 per share. See "Management -- Incentive Plan" and "Description of Capital
     Stock -- Warrants."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


                                                                                        SIX MONTHS
                                                                                          ENDED
                                              YEAR ENDED DECEMBER 31,                    JUNE 30,
                                  -----------------------------------------------    ----------------
                                   1991      1992      1993      1994      1995       1995      1996
                                  ------    ------    ------    ------    -------    ------    ------
STATEMENT OF OPERATIONS DATA:
Net revenues....................  $1,827    $3,148    $3,720    $5,262    $11,177    $4,854    $8,395
Operating expenses(1)...........   1,981     3,051     3,408     4,603      9,226     3,969     6,972
Depreciation and amortization...     193       283       333       293        719       265       653
Operating income (loss).........    (347)     (186)      (21)      365      1,232       621       770
Interest and other expense,
  net...........................     125       141       156       173        259       140       139
Net income (loss)...............    (472)     (353)     (150)      192        578       285       369
Net income (loss) applicable to
  common stock..................    (472)     (353)     (225)      117        311        18       282
Pro forma net income applicable
  to common stock(2)............      --        --        --        --        519       157       449
Pro forma earnings per
  share(2)......................      --        --        --        --        .09       .03       .07
Shares used in computing pro
  forma earnings per share(2)...      --        --        --        --      5,690     5,407     6,232
OPERATING DATA:
Procedures serviced:
  Medical surgical..............   5,036     8,242     8,494     9,656     19,509     8,736    12,690
  Aesthetic elective............       0         0       660     5,497     20,131     7,935    20,219
Physicians served
  in-office(3)..................     450       674       760     1,161      2,046     1,538     2,503
Mobile field units in
  service(4)....................      23        42        44        55         79        61       126


                                                                          AS OF JUNE 30, 1996
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(5)
                                                                        ------    --------------
BALANCE SHEET DATA:
Cash..................................................................  $1,432       $ 23,252
Working capital.......................................................   2,345         24,165
Total assets..........................................................   8,931         30,751
Total debt and capital lease obligations..............................   3,813            457
Convertible preferred stock...........................................       2             --
Total shareholders' equity............................................   2,758         24,578

- ---------------

(1) Operating expenses include salaries and benefits expense, selling, general and administrative expense and provision for uncollectible accounts.


(2) Adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed offering price of $12.00 per share, the application of a portion of the estimated net proceeds therefrom to repay indebtedness and the conversion of the outstanding Convertible Preferred Stock into shares of Common Stock as if each had occurred on January 1, 1995. See "Use of Proceeds."



(3) Number of physicians who have used the Company's services to perform an office-based procedure during the last six months of the period.


(4) Number of mobile field units in service is as of end of period.


(5) "As Adjusted" amounts reflect the sale of 2,000,000 shares of Common Stock offered hereby at an assumed offering price of $12.00 per share and the application of a portion of the estimated net proceeds therefrom to repay indebtedness. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the risk factors set forth below in evaluating an investment in the shares of Common Stock offered hereby.

UNCERTAINTY OF MARKET ACCEPTANCE

     There can be no assurance that any of the Company's existing or future services will gain or maintain market acceptance among physicians, patients and third-party payors. The Company believes that market acceptance of office-based procedures, including those performed using the Company's services, depends upon various factors including: (i) the Company's ability to provide evidence to the medical community of the efficacy of office-based procedures and the corresponding benefits to payors, physicians and patients, (ii) the willingness of physicians to perform and patients to undergo procedures in the physician's office which have traditionally been performed in a hospital or outpatient facility, (iii) the willingness of physicians to perform and patients to undergo procedures under local rather than under general anesthesia, (iv) the willingness of physicians to utilize the Company's services rather than perform office-based procedures utilizing their employees and medical equipment, and (v) the continued availability of third-party reimbursement for certain procedures performed using the Company's services.


ACQUISITION, OBSOLESCENCE AND REGULATION OF ADVANCED TECHNOLOGY



     The Company's future success will depend in large part on the Company's ability to provide advanced medical technology to physicians. The medical device industry is characterized by rapid and significant technological change. The acquisition of medical technology requires substantial expenditures, and there can be no assurance that the Company will be successful in identifying, acquiring and receiving timely delivery of technology for which sufficient demand will exist and that such technology will not become obsolete during its anticipated product life cycle. There can be no assurance that the Company's strategy to obtain medical technology through relationships with medical equipment manufacturers and distributors will be successful or, if successful, that such relationships can be maintained. In addition, the medical equipment utilized by the Company requires approval by the Food and Drug Administration (the "FDA"), and there can be no assurance that such medical equipment will receive or retain FDA approval for desired current and future applications. The loss of any FDA approval for such equipment could have a material adverse effect on the Company's operating results or financial condition. Furthermore, the medical equipment industry has been characterized by extensive litigation regarding patents and other intellectual property rights. There can be no assurance that manufacturers or distributors of medical equipment utilized by the Company will obtain or retain patents or other intellectual property rights related to the equipment used by the Company. See "-- Regulation of and Change in the Health Care Industry" and "Business -- Business Strategy -- Establishing Strategic Alliances with Medical Equipment Manufacturers."



INABILITY TO MANAGE GROWTH


     The Company has recently experienced, and may continue to experience, growth in its geographic area of operations, the breadth of services it provides and the number of its employees. To accommodate recent growth, compete effectively and manage any future growth, the Company will be required to continue to implement and improve operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, and manage its work force, the failure of any of which could have a material adverse effect on the Company's operating results or financial condition. In 1995, the Company began implementation of a new management information system and expects to continue such implementation through 1997. The Company's future success will depend, in part, on the successful implementation of the Company's management information system. See "Business -- Information Systems."

UNCERTAINTY OF ACQUISITIONS


     The Company's strategy includes growth through acquisitions. There can be no assurance that the Company will be able to successfully identify, complete or integrate any acquisition. In addition, there can be no assurance that any future acquisition will not have a material adverse effect upon the Company's operating results or financial condition, particularly during the period in which the operations of the acquired business are being integrated into the Company. Furthermore, the Company's ability to make acquisitions may depend upon its ability to obtain financing, and there can be no assurance that financing will be available to the Company on acceptable terms, or at all. The Company continually assesses potential acquisition candidates. The Company currently has no agreement or understanding with respect to any future acquisitions. See "Business -- Business Strategy."

COMPETITION

     The market for aesthetic elective services is highly competitive. The Company believes that the heightened interest in aesthetic procedures among physicians and patients, the development of advanced technologies used for aesthetic procedures and the industry practice of requiring immediate cash payment for such services will create increased competition in this segment. Competition in the provision of medical surgical services may also increase because these services are becoming more accepted by physicians, patients and third-party payors and because the medical equipment used in providing such services is readily available from various sources. The Company competes with companies that offer medical equipment to physicians' offices on either a rental or a fee-for-service basis, and with hospitals and surgery centers that provide comparable surgical services. In addition, other health care providers may enter the market for the provision of temporary office-based surgical services. The Company also competes with other providers in the health care industry for access to technology, relationships with third-party payors and relationships with physicians. Any of these competitors may have greater financial and other resources than the Company. It is also possible that competitors of the Company could obtain exclusive rights to technology that the Company currently offers or expects to offer. The health care industry is highly competitive and is subject to continuing changes in the manner in which health care services are provided and the manner in which providers are selected and paid. The Company believes that the trend toward managed care could increase the competition to obtain contracts with managed care organizations and other third-party payors. There can be no assurance that competition will not adversely effect the Company's operating results or its ability to maintain or increase net revenues. As a consequence of the foregoing, the Company may not be able to execute its business strategies or may be required to significantly alter such strategies, either of which actions could have a material adverse effect upon the Company's operating results or financial condition. See "Business -- Business Strategy" and "Business -- Competition."

REIMBURSEMENT RISK


     Although the Company generally receives payment directly from the patient for its aesthetic elective services, which results in a low default of payment rate, the Company relies almost exclusively on third party payors for payment for its medical surgical services. To the extent any third party payor fails to recognize the Company's services as being reimbursable, the Company may not be able to collect fees for its services. In addition, the health care industry is experiencing a trend toward cost containment, and third-party payors are seeking to reduce the cost and control the utilization of health care services and to negotiate reduced payment schedules with service providers. Reduced payment schedules could result in lower revenues for the Company. There can be no assurance that the Company will be able to negotiate satisfactory arrangements with managed care organizations or other third-party payors under such conditions, or at all. See "Business -- Business Strategy -- Continuing the Development of Managed Care Contracts."


DEPENDENCE ON KEY PERSONNEL

     The Company's future performance is substantially dependent upon the continued services of its senior management and other key personnel. Because the Company has a relatively small number of employees, its dependence on retaining its employees is particularly significant. There can be no assurance that the

Company's current employees will continue to work for the Company. The loss of the services of one or more of the Company's key employees could adversely affect the Company's operating results or financial condition. In addition, the Company's growth in revenues has resulted, to a significant degree, from the hiring and training of new field personnel. The Company's continued growth will depend, in part, on its ability to attract and retain high quality field and other personnel. The Company may need to grant additional stock options to key employees and to provide similar or other forms of incentive compensation to attract and retain key personnel. See "Management."

REGULATION OF AND CHANGE IN THE HEALTH CARE INDUSTRY


     The health care industry is subject to extensive federal and state regulation. The Company's operations generally are not subject to health care rules or regulations, although such rules and regulations apply to the equipment provided to physicians by the Company and to the medical personnel utilizing the Company's services and products. However, promulgation of new laws and regulations, or changes in or reinterpretations of existing laws or regulations, may directly or indirectly affect the Company's business, operating results or financial condition. There can be no assurance that a review of the Company's operations by courts or regulatory authorities will not result in a determination that could adversely affect the operations of the Company. In addition, there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future, which change could adversely affect the Company's operations, financial condition, business opportunities or future expansion. Furthermore, the manufacturers of medical equipment utilized by the Company are subject to extensive regulation by the FDA. Failure of such manufacturers to comply with FDA regulations could result in the loss of approval by the FDA of such medical equipment, which could adversely affect the Company's operating results or financial condition. As consolidation among physician provider groups continues and provider networks continue to be created, purchasing decisions may shift to persons with whom the Company has not had prior contact. There can be no assurance that the Company will be able to maintain its physician, payor or manufacturer relationships under such circumstances. See "-- Risk of Acquiring Advanced Technology,"
"-- Competition" and "Business -- Government Regulation."


POTENTIAL EXPOSURE TO LIABILITY

     Physicians, hospitals and other providers in the health care industry are subject to lawsuits which may allege medical malpractice or other claims. Many of these lawsuits result in substantial defense costs and judgments or settlements. The Company does not engage in the practice of medicine, nor does it control the practice of medicine by physicians utilizing its services or their compliance with regulatory requirements directly applicable to such physicians or physician groups. However, the services provided by the Company to physicians, including actions by its technicians, its establishment of protocols and its training programs, could give rise to liability claims. The Company maintains professional and general liability insurance in amounts deemed appropriate by management. Although the Company has to date not been a party to any material litigation, including litigation relating to the practice of medicine, there can be no assurance that the Company will not become involved in such litigation in the future, that any claim or claims arising from such litigation will not exceed the Company's insurance coverage or that such coverage will continue to be available. See "Business -- Insurance."


HAZARDOUS MATERIALS



     The Company's services involve the handling of chemical and biological substances, some of which may be considered contaminated, hazardous or toxic. The Company is subject to state and federal laws that regulate labor and environmental matters such as the handling and disposal of regulated medical wastes, the release of pollutants and contaminants into the air and water, and the protection of employees who may be exposed to blood or other potentially infectious material. The Company believes it is in substantial compliance with all applicable material labor and environmental laws. However, there can be no assurance that there will be no environmental matters for which the Company might be liable in the future. In addition, future regulatory action, as well as compliance with future laws governing the handling and disposition of hazardous materials may require the Company to incur costs that could have a material adverse effect on the Company's financial condition and results of operations.


CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS


     Following the consummation of the Offering, the directors and executive officers of the Company will beneficially own approximately 45.7% of the outstanding shares of Common Stock of the Company. Although such directors and executive officers do not have any arrangements or understandings among themselves with respect to the voting of the shares of Common Stock beneficially owned by them, acting together such persons may be able to effectively control the Company and direct its affairs and business, including making determinations with respect to a change in control of the Company, future issuance of Common Stock or other securities by the Company, declaration of dividends on the Common Stock and the election of directors. Such control by such existing shareholders could have the effect of delaying, deferring or preventing a change of control of the Company which could deprive the Company's shareholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices. See "Principal Shareholders."


FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's quarterly revenues and operating results have varied significantly in the past and may continue to do so in the future. Quarterly revenues and operating results will depend upon, among other factors: (i) seasonal demand for the Company's services, (ii) the timing of new service introductions by the Company, (iii) the timing of regulatory and third-party reimbursement approvals, (iv) the timing of acquisitions or entry into new markets, and (v) the timing of expenditures for medical equipment. Accordingly, period-to-period comparisons of the Company's revenues and operating results should not be relied upon as an indication of future performance, and the results of any quarterly period may not be indicative of the results for a full year. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABSENCE OF PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or be sustained after the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Underwriters and may not be indicative of the market price of the Common Stock after the Offering. From time to time after the Offering, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in general conditions in the economy or the health care industry, or other developments affecting the Company or its competitors, could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of such companies. Any fluctuations that occur in the equity markets following consummation of the Offering may adversely affect the market price of the Common Stock. See "Underwriting."

ADVERSE IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE


     Sale of shares of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market after the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at times and prices that the Company deems appropriate. Upon consummation of the Offering, the Company will have 5,623,596 shares of Common Stock outstanding. The 2,000,000 shares offered hereby will be freely tradable without restriction, unless purchased by an affiliate of the Company. The remaining 3,623,596 shares are restricted securities (the "Restricted Shares") that may be sold only if registered under the Securities Act of 1933, as amended (the "Securities Act"), or sold in accordance with an applicable exemption from registration, such as Rule 144 promulgated under the Securities Act ("Rule 144"). Of these shares, less than 2% will be available for sale upon the effective date of the Registration Statement (the "Effective Date") of which this Prospectus is a part. Beginning 180 days after the Effective Date, the remainder of these Restricted Shares will become eligible for sale under Rule 144 or Rule 701 promulgated under the Securities Act ("Rule 701") upon the expiration of agreements not to sell such shares (the "Lock-up Agreements"). In addition, 348,124 shares subject to currently vested stock options and warrants will become eligible for sale in the public market upon the expiration of the Lock-up Agreements. Further, the holders of 1,713,198 shares of Common Stock have the right to demand that the Company register shares of Common Stock under the Securities Act, subject to certain conditions. Pursuant to the Lock-up Agreements, such persons have agreed not to exercise such rights for a period of one year following the Effective Date, without the prior written consent of Bear Stearns & Co., Inc. See "Underwriting" and "Shares Eligible for Future Sale."


ANTI-TAKEOVER PROVISIONS


     Concurrent with the completion of the Offering, the Company's Restated and Amended Articles of Incorporation and Restated and Amended Bylaws will provide for the Board of Directors to be divided into three classes of as equal size as possible, with the term of each class expiring in consecutive years with approximately one-third of the Board of Directors being elected each year. Holders of Common Stock will not be entitled to vote cumulatively for directors, but directors will be permitted to be removed with or without cause by the affirmative vote of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon. The Company's Restated and Amended Articles of Incorporation and Restated and Amended Bylaws will also provide that the Company's Bylaws may be adopted, amended, or repealed only by the Board of Directors and that the number of directors shall be fixed from time to time by resolution of the Board of Directors. In addition, a calling of a special meeting by the shareholders of the Company will require the written request of holders of at least 50% of all the outstanding shares of the Company entitled to vote. Shareholders of the Company entitled to take action at annual or special meetings of the shareholders may take action by written consent only with the unanimous written consent of all the shareholders entitled to vote thereon. Concurrent with the completion of the Offering, the Company's Restated and Amended Articles of Incorporation and Restated and Amended Bylaws will also authorize shares of Preferred Stock with respect to which the Board of Directors will have the power to fix the rights, preferences, privileges, and restrictions without any further vote or action by the shareholder. The provisions of the Company's Restated and Amended Articles of Incorporation and Restated and Amended Bylaws may have the effect of delaying, deferring or preventing a change in control of the Company, which could deprive the Company's shareholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Description of Capital Stock -- Certain Anti-Takeover Provisions."


BROAD DISCRETION WITH RESPECT TO ALLOCATION OF NET PROCEEDS

     The Company expects to use a portion of the net proceeds of the Offering to make capital expenditures, including the acquisition of medical equipment and to hire additional personnel. The Company has not yet identified the specific uses for such net proceeds and will, therefore, retain broad discretion as to the allocation of a significant portion of the net proceeds of the Offering. Pending such uses, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade securities. See "Use of Proceeds."

SUBSTANTIAL DILUTION AND ABSENCE OF DIVIDENDS


     The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value equal to $7.67 per share of Common Stock as a result of the Offering. In the event the Company issues additional Common Stock in the future, including shares that may be issued in connection with future acquisitions or upon the exercise of outstanding options or warrants, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Common Stock of the Company. See "Dilution." Certain of the Company's debt agreements prohibit it from paying cash dividends on its Common Stock. The Company has never paid any cash dividends on its Common Stock and it does not anticipate paying cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     The Company was incorporated under Texas law in August 1989. The Company's principal executive offices are located at 2445 Gateway Drive, Suite 150, Irving, Texas 75063. The Company's telephone number is (214) 580-8999.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $21,820,000 ($25,168,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions, and estimated Offering expenses payable by the Company.



     The Company intends to use approximately $3.4 million of the net proceeds to repay indebtedness under the Company's term loans and revolving credit facility, which loans bear interest at rates ranging from 0.5% to 1.5% over the prime rate (which rates ranged from 8.75% to 9.75% as of June 30, 1996) and have maturity dates ranging from May 30, 1997 to May 15, 2000. The proceeds of such loans were used to retire indebtedness of the Company and acquire medical equipment. See "Certain Transactions." The Company anticipates that it will also use approximately $5.9 million of the net proceeds of the Offering to acquire additional medical equipment during the remainder of 1996 and 1997. The remaining net proceeds will be used to hire additional field and corporate personnel, for working capital and general corporate purposes, including possible acquisitions. However, there can be no assurance as to the amount and timing of such expenditures. Various factors, including but not limited to the terms of strategic alliances currently in negotiation, products currently awaiting FDA approvals, and other business factors may affect the nature of the Company's capital expenditures. The Company currently has no agreement or understanding with respect to any future acquisitions. Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock. The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future and intends to continue its present policy of retaining earnings for use in the operations of the Company.

                                    DILUTION


     The pro forma net tangible book value of the Company as of June 30, 1996, after giving effect to the conversion of all outstanding shares of Convertible Preferred Stock into Common Stock on a 1.561 to 1 basis upon consummation of the Offering, was $2,573,677 or $0.71 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the Company's total net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of Common Stock outstanding after giving effect to such conversion. Without taking into account any other changes in such pro forma net tangible book value after June 30, 1996, other than to give effect to the sale of 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1996 would have been $24,393,677 million or $4.33 per share. This represents an immediate increase in pro forma net tangible book value of $3.62 per share to existing shareholders and an immediate dilution of $7.67 per share to new investors purchasing Common Stock in the Offering. The following table illustrates this per share dilution:



    Assumed initial public offering price per share(1)..................            $12.00
                                                                                    ------
      Pro forma net tangible book value per share before the Offering... $ 0.71
                                                                         ------
      Increase per share attributable to the Offering...................   3.62
                                                                         ------
    Pro forma net tangible book value per share after the Offering......              4.33
                                                                                    ------
    Dilution per share to new investors(2)..............................            $ 7.67
                                                                                    ======


- ---------------

(1) Assumed initial offering price before deduction of underwriting discounts and commissions and estimated expenses of the Offering to be paid by the Company.


(2) As of June 30, 1996, there were options outstanding to purchase a total of 902,315 shares of Common Stock (60,106 of which are exercisable at the initial offering price, assumed to be $12.00) at a weighted average exercise price of $2.68 per share and warrants outstanding to purchase a total of 49,328 shares of Common Stock at a weighted average exercise price of $1.69 per share. To the extent that any of such options and warrants are exercised, there will be further dilution to new investors. See
    "Management -- Incentive Plan."


     The following table summarizes, as of June 30, 1996, the difference between the existing shareholders and the new investors with respect to the number of shares of Common Stock purchased (or to be purchased) from the Company, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the existing shareholders and the new investors, including net proceeds from the Offering:


                                                                         PRO FORMA
                                     SHARES PURCHASED(1)(2)        TOTAL CONSIDERATION(2)        AVERAGE
                                    ------------------------     --------------------------       PRICE
                                     NUMBER       PERCENTAGE       AMOUNT        PERCENTAGE     PER SHARE
                                    ---------     ----------     -----------     ----------     ---------
Existing shareholders.............. 3,623,596         64.4%      $ 3,393,807         12.4%       $  0.93
New investors...................... 2,000,000         35.6        24,000,000         87.6          12.00
                                    ---------        -----       -----------        -----
          Total.................... 5,623,596        100.0%      $27,393,807        100.0%
                                    =========        =====       ===========        =====


- ---------------

(1) Assumes no exercise of outstanding options and warrants. See
    "Management -- Incentive Plan."

(2) Gives effect to the conversion of the Convertible Preferred Stock into Common Stock upon consummation of the Offering.

                                 CAPITALIZATION


     The following table sets forth: (i) the total capitalization of the Company as of June 30, 1996, (ii) the pro forma capitalization of the Company as of June 30, 1996, reflecting the conversion of the outstanding shares of Convertible Preferred Stock into Common Stock, and (iii) such pro forma capitalization as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the application of a portion of the estimated net proceeds therefrom to repay approximately $3.4 million of indebtedness.



                                                                      AS OF JUNE 30, 1996
                                                           -----------------------------------------
                                                                                          PRO FORMA
                                                           ACTUAL       PRO FORMA        AS ADJUSTED
                                                           ------     --------------     -----------
                                                                      (IN THOUSANDS)
Short-term debt (including current portion of long-term
  debt)(1)...............................................  $  700         $  700           $    --
Long-term debt (excluding current portion)(1)............   2,655          2,655                --
                                                           ------        -------
          Total debt.....................................   3,356          3,356                --
                                                           ------        -------
Shareholders' equity:
  Preferred Stock, par value $0.002; authorized:
     2,000,000 shares actual, 5,000,000 shares pro forma
     and pro forma as adjusted; issued and outstanding:
     797,500 actual, no shares pro forma and pro forma as
     adjusted(2).........................................       2             --                --
  Common Stock, par value $0.002; authorized 10,000,000
     shares actual, 30,000,000 shares pro forma and pro
     forma as adjusted; issued and outstanding: 2,387,172
     shares actual, 3,632,069 shares pro forma and
     5,632,069 shares pro forma as adjusted(3)...........       5              7                11
  Capital in excess of par value.........................   2,918          2,918            24,734
  Accumulated deficit....................................    (157)          (157)             (157)
  Treasury shares at cost, 17,230 shares of Common
     Stock...............................................      (9)            (9)               (9)
                                                           ------        -------           -------
          Total shareholders' equity.....................   2,758          2,758            24,578
                                                           ------        -------           -------
          Total capitalization...........................  $6,114         $6,114           $24,578
                                                           ======        =======           =======


- ---------------

(1) Excludes capital lease obligations.

(2) Includes 435,000 shares of Series A Convertible Preferred Stock issued and outstanding and 362,500 shares of Series B Convertible Preferred Stock issued and outstanding.


(3) Excludes 902,315 shares of Common Stock issuable upon the exercise of outstanding stock options granted under the Incentive Plan, (60,106 of which are exercisable at the initial offering price, assumed to be $12.00) at a weighted average exercise price of $2.68 per share, 294,436 shares of Common Stock reserved for future option grants or rewards under the Incentive Plan and 49,328 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.69 per share. See "Management -- Incentive Plan" and "Description of Capital
    Stock -- Warrants."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company for the periods and at the dates indicated. The Company's statement of operations data for each of the years in the four year period ended December 31, 1995 and its balance sheet data as of December 31, 1992, 1993, 1994 and 1995 are derived from the Company's financial statements which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. The Company's statement of operations data for the year ended December 31, 1991 and the balance sheet data as of December 31, 1991, as well as the Company's statement of operations data for each of the six months ended June 30, 1995 and 1996, and its balance sheet data as of June 30, 1995 and 1996, are derived from the Company's unaudited financial statements, which in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere herein.


                                                                                                               SIX MONTHS
                                                                                                                 ENDED
                                                                     YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                         -----------------------------------------------    ----------------
                                                          1991      1992      1993      1994      1995       1995      1996
                                                         ------    ------    ------    ------    -------    ------    ------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net Revenues...........................................  $1,827    $3,148    $3,720    $5,262    $11,177    $4,854    $8,395
Costs and Expenses:
  Salaries and benefits................................     980     1,358     1,643     2,005      3,721     1,686     2,749
  Selling, general, and administrative.................     601     1,089     1,214     1,817      3,620     1,539     2,801
  Depreciation and amortization........................     193       283       333       293        719       265       653
  Provision for uncollectible accounts.................     400       605       551       781      1,885       743     1,423
                                                         ------    -------   -------   -------   -------    -------   -------
        Total costs and expenses.......................   2,174     3,335     3,741     4,896      9,945     4,233     7,625
                                                         ------    -------   -------   -------   -------    -------   -------
        Operating income (loss)........................    (347)     (187)      (21)      365      1,232       621       770
Other (income) expense:
  Interest income and other, net.......................      (1)       (3)       (2)       (6)        12        10       (12)
  Interest expense.....................................     126       143       158       179        247       131       151
                                                         ------    -------   -------   -------   -------    -------   -------
        Income (loss) before income taxes..............    (472)     (327)     (177)      192        973       480       632
Income tax expense (benefit)...........................      --        26       (26)       --        395       195       263
                                                         ------    -------   -------   -------   -------    -------   -------
        Net income (loss)..............................   $(472)    $(353)    $(150)     $192       $578      $285      $369
                                                         ======    =======   =======   =======   =======    =======   =======
Net income (loss) applicable to common stock...........   $(472)    $(353)    $(225)     $117       $311       $18      $282
                                                         ======    =======   =======   =======   =======    =======   =======
Earnings (loss) per share..............................   $(.20)    $(.14)    $(.09)     $.04       $.10      $.01      $.08
                                                         ======    =======   =======   =======   =======    =======   =======
Weighted average number of common shares and common
  share equivalents....................................   2,355     2,518     2,529     2,611      3,011     2,728     3,553
Dividends declared on convertible preferred stock......      $0        $0       $75       $75        $87       $87       $87


                                                                     AS OF DECEMBER 31,                     AS OF JUNE 30,
                                                       -----------------------------------------------    ------------------
                                                        1991      1992      1993      1994      1995       1995       1996
                                                       ------    ------    ------    ------    -------    -------    -------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.................................................  $   12    $   34    $  101    $  109    $ 1,409    $    65    $ 1,432
Working capital......................................     123       191       121       126      1,913         50      2,345
Total assets.........................................     839     1,382     1,544     2,698      6,443      4,098      8,931
Total debt and capital lease obligations.............   1,077       855     1,101     1,566      2,354      1,825      3,813
Convertible preferred stock..........................      --         1         1         1          2          1          2
Retained earnings (deficit)..........................    (793)   (1,146)   (1,297)   (1,105)      (526)      (819)      (157)
Total shareholders' equity...........................    (548)       70      (154)      123      2,431        792      2,758

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the notes thereto that appear elsewhere in this Prospectus.

GENERAL

     The Company commenced operations in Oklahoma in August 1989 by providing medical surgical services to gynecologists in their offices. The Company's initial focus was to develop contracts with managed care organizations and other third-party payors and to expand into new markets. By the end of 1991, the Company had operations in 14 states. The Company continued to expand its range of services, and introduced during 1993 its second business line by offering aesthetic elective services. Currently, the Company provides medical surgical and aesthetic elective services in 40 states and Canada to a network of approximately 2,500 physicians.


     The Company has completed the following three acquisitions: (i) in October 1995, the Company acquired the assets of Mobile Surgical Services of Central Florida, Inc., a company that offered medical equipment rental services in central Florida; (ii) in March 1996, the Company acquired the assets of Maasai Mobile Surgical Services, Inc., a company that offered medical equipment rental services throughout Utah, Colorado, Washington, Arizona, Nevada and Oregon; and
(iii) in June 1996, the Company acquired the assets of Mobile Laser Services, Inc., a company that offered medical equipment rental services in Illinois. All of such acquisitions were accounted for under the purchase method and, accordingly, are included in the Company's consolidated financial statements from their respective dates of acquisition. See Note 14 of the Notes to Consolidated Financial Statements.


     The following table sets forth certain information regarding the Company's net revenues generated from its medical surgical and aesthetic elective services.

                                                YEAR ENDED DECEMBER 31,                    SIX MONTHS
                                   --------------------------------------------------         ENDED
                                    1991       1992       1993       1994       1995      JUNE 30, 1996
                                   ------     ------     ------     ------     ------     -------------
                                                          (AMOUNTS IN THOUSANDS)
Medical Surgical Services:
  Net revenues.................... $1,827     $3,148     $3,565     $4,189     $7,148        $ 4,416
  Percentage of total net
     revenues.....................    100%       100%      95.8%      79.6%      64.0%          52.6%
Aesthetic Elective Services:
  Net revenues....................     --         --        $82       $863     $3,653        $ 3,783
  Percentage of total net
     revenues.....................     --         --        2.2%      16.4%      32.7%          45.1%
Other:
  Net revenues....................     --         --        $73       $210       $376           $196
  Percentage of total net
     revenues.....................     --         --        2.0%       4.0%       3.3%           2.3%


     The net revenues generated by aesthetic elective procedures are typically collected at the time of service directly from a patient which allows the Company to minimize the likelihood of uncollected charges. In addition, such charges are not subject to reimbursement review by third-party payors. The charges for medical surgical services may have a co-pay or deductible which is generally collected from a patient at the time of service. However, charges for these services are primarily billed directly to third party payors, which subject them to denied reimbursement. The Company records a provision for uncollectible accounts based upon current trends in collections and write-offs experienced by the Company, on a market by market basis.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data expressed as a percentage of net revenues for the periods indicated:

                                                                                SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                 JUNE 30,
                                         -----------------------------         -------------------
                                         1993        1994        1995          1995          1996
                                         -----       -----       -----         -----         -----
Net revenues...........................  100.0%      100.0%      100.0%        100.0%        100.0%
Salaries and benefits expense..........   44.2        38.1        33.3          34.7          32.7
Selling, general and administrative
  expense..............................   32.6        34.5        32.4          31.7          33.4
Depreciation and amortization..........    9.0         5.6         6.4           5.5           7.8
Provision for uncollectible
  accounts.............................   14.8        14.8        16.9          15.3          16.9
Operating income (loss)................   (0.6)        6.9        11.0          12.8           9.2
Interest expense.......................    4.2         3.3         2.3           2.9           1.7
Income tax expense (benefit)...........   (0.7)         --         3.5           4.0           3.1
Net income (loss)......................   (4.0)        3.7         5.2           5.9           4.4

SIX MONTHS ENDED JUNE 30, 1996 AND 1995

     NET REVENUES. Net revenues increased from $4.9 million to $8.4 million, an increase of $3.5 million or 73%. This increase was attributable to the growth in total procedure volume, which increased from 16,671 for the six months ended June 30, 1995, to 32,909 for the six months ended June 30, 1996, an increase of 16,238 or 97%. Medical surgical procedures increased from 8,736 for the six months ended June 30, 1995, to 12,690 for the six months ended June 30, 1996, an increase of 3,954 or 45%, which contributed to 24% of the total increase in procedure volume. Aesthetic elective procedures increased from 7,935 for the six months ended June 30, 1995, to 20,219 for the six months ended June 30, 1996, an increase of 12,284 or 155%, which contributed to 76% of the total increase in procedure volume.

     The average net revenue per case decreased from $291 for the six months ended June 30, 1995, to $255 for the six months ended June 30, 1996, a decrease of $36 per case or 12%. This decrease was attributable to a change in case mix with aesthetic elective procedures, which had a lower average net revenue per case of $187, increasing as a percentage of total procedures from 48% for the six months ended June 30, 1995, to 61% for the six months ended June 30, 1996.

     SALARIES AND BENEFITS EXPENSE. Salaries and benefits expense increased from $1.7 million for the six months ended June 30, 1995, to $2.7 million for the six months ended June 30, 1996, an increase of $1.0 million or 63%. This increase was due to the hiring of additional field and corporate personnel to support the Company's growth in procedure volume. Total employees for the Company increased from 77 on June 30, 1995, to 113 on June 30, 1996, an increase of 47%. Salaries and benefits expense as a percentage of net revenues decreased from 34.7% to 32.7%.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased from $1.5 million for the six months ended June 30, 1995, to $2.8 million for the six months ended June 30, 1996, an increase of $1.3 million or 82%. This increase was primarily due to an increase in operating lease expense from $175,000 for the six months ended June 30, 1995, to $654,000 for the six months ended June 30, 1996, an increase of $479,000 or 274%. This was related to a laser manufacturer revenue sharing arrangement whereby the manufacturer receives a fixed percentage of revenues generated using lasers covered by such agreement. The Company had in service 13 such shared lasers at the end of June 30, 1996 compared to 7 such shared lasers at the end of June 30, 1995. In addition, vehicle expense increased from $246,000 for the six months ended June 30, 1995 to $535,000 for the six months ended June 30, 1996, an increase of $289,000 or 117%. This increase resulted from the increase in field personnel from 55 as of June 30, 1995, to 79 as of June 30, 1996, each of whom is supplied with a van for the delivery of equipment to physicians' offices.

     Repair and maintenance expense increased from $72,000 for the six months ended June 30, 1995 to $260,000 for the six months ended June 30, 1996, an increase of $188,000 or 261%. This increase was due primarily to annual service contracts on pulsed dye lasers.



     Communications expense increased from $185,000 for the six months ended June 30, 1995 to $281,000 for the six months ended June 30, 1996, an increase of $96,000 or 52%. This increase was related to the hiring of additional field personnel. Selling, general and administrative expense as a percentage of net revenue increased from 31.7% to 33.4% primarily as a result of increases in operating lease expense as a percent of net revenues.



     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased from $265,000 for the six months ended June 30, 1995, to $653,000 for the six months ended June 30, 1996, an increase of $388,000 or 146%. This increase was due to the addition of $2.6 million in capital equipment which is depreciated over three years with no residual value, utilizing the straight line method during the six months ended June 30, 1996.



     PROVISION FOR UNCOLLECTIBLE ACCOUNTS. Provision for uncollectible accounts increased from $743,000 for the six months ended June 30, 1995, to $1.4 million for the six months ended June 30, 1996, an increase of $680,000 or 91%. This increase was primarily due to the increase in revenues. As a percentage of net revenue, provision for uncollectible accounts increased from 15.3% to 16.9%. This increase was primarily due to an increase in provisions relating to medical surgical revenues.


     OPERATING INCOME (LOSS). Operating income increased from $621,000 for the six months ended June 30, 1995, to $770,000 for the six months ended June 30, 1996, an increase of $149,000 or 24%. As a percentage of net revenues, operating income decreased from 12.8% for the six months ended June 30, 1995, to 9.2% for the six months ended June 30, 1996. This decrease was primarily due to an increase in selling, general and administrative expense, provision for uncollectible accounts and depreciation of new capital as a percentage of net revenues.

     INTEREST EXPENSE. Interest expense increased from $131,000 for the six months ended June 30, 1995, to $151,000 for the six months ended June 30, 1996, an increase of $20,000 or 15%. The Company's average debt balance increased from $1.7 million for the six months ended June 30, 1995, to $3.1 million for the six months ended June 30, 1996.

     INCOME TAX PROVISION (BENEFIT). Income tax provision increased from $195,000 for the six months ended June 30, 1995, to $263,000 for the six months ended June 30, 1996, an increase of $68,000 or 35%. The income tax provision increased primarily as a result of income before income taxes increasing from $480,000 for the six months ended June 30, 1995, to $632,000 for the six months ended June 30, 1996. The Company's effective tax rate increased from 40.6% for the six months ended June 30, 1995, to 41.6% for the six months ended June 30, 1996.

     NET INCOME (LOSS). As a result of the items discussed above, the Company's net income increased from $285,000 for the six months ended June 30, 1995, to $369,000 for the six months ended June 30, 1996.

YEARS ENDED DECEMBER 31, 1995 AND 1994

     NET REVENUES. Net revenues increased from $5.3 million for the year ended December 31, 1994, to $11.2 million for the year ended December 31, 1995, an increase of $5.9 million or 112%. This increase was attributable to growth in procedure volume, which increased from 15,153 for the year ended December 31, 1994, to 39,640 for the year ended December 31, 1995, an increase of 24,487 or 162%. Medical surgical procedures increased from 9,656 for the year ended December 31, 1994, to 19,509 for the year ended December 31, 1995, an increase of 9,853 or 102%, which contributed to 40% of the total increase in procedure volume. Aesthetic elective procedures increased from 5,497 for the year ended December 31, 1994, to 20,131 for the year ended December 31, 1995, an increase of 14,634 or 266%.

     The average net revenue per case decreased from $347 for the year ended December 31, 1994, to $282 per case for the year ended December 31, 1995, a decrease of $65 or 19%. This decrease was attributable to a change in case mix to include a larger percentage of aesthetic elective procedures. The average net revenue per case for aesthetic elective procedures was $181 during 1995, compared to average net revenue per case for medical surgical procedures of $366.


     SALARIES AND BENEFITS EXPENSE. Salaries and benefits expense increased from $2.0 million for the year ended December 31, 1994, to $3.7 million for the year ended December 31, 1995, an increase of $1.7 million or 86%. This increase was primarily attributable to the hiring of additional employees to support the growth and capacity in the Company's procedure volume, the introduction of two new procedures, and an increase in total number of employees from 50 as of December 31, 1994, to 81 at December 31, 1995, an increase of 62%. Salaries and benefits expense as a percentage of net revenues decreased from 38.1% to 33.3% due to increases in net revenues exceeding the increases in salaries and benefits expense.



     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased from $1.8 million for the year ended December 31, 1994, to $3.6 million for the year ended December 31, 1995, an increase of $1.8 million or 99%. A portion of the increase was due to an increase in operating lease expense from $159,000 for the year ended December 31, 1994, to $599,000 for the year ended December 31, 1995, an increase of $440,000 or 277%, which was attributable to a laser manufacturer revenue sharing arrangement. There were nine lasers subject to such agreement as of December 31, 1995. In 1994, the Company did not have any lasers subject to such agreement.



     Vehicle expense increased from $306,000 for the year ended December 31, 1994 to $641,000 for the year ended December 31, 1995, an increase of $335,000 or 109%. This increase resulted from the increase in field personnel from 34 as of December 31, 1994, to 66 as of December 31, 1995, each of whom is supplied a van for the delivery of equipment to physicians' offices.



     Communications expense increased from $246,000 for the year ended December 31, 1994 to $426,000 for the year ended December 31, 1995, an increase of $180,000 or 73%. This increase was due to the hiring of additional field personnel. Selling, general and administrative expense as a percentage of net revenues decreased slightly from 34.5% for the year ended December 31, 1994, to 32.4% for the year ended December 31, 1995, due to increases in net revenues exceeding the increases in selling, general, and administrative expense.



     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased from $293,000 for the year ended December 31, 1994, to $719,000 for the year ended December 31, 1995, an increase of $426,000 or 145%, resulting primarily from the addition of approximately $2.0 million in new medical equipment which is depreciated over three years, utilizing the straight-line method, during the year ended December 31, 1995.



     PROVISION FOR UNCOLLECTIBLE ACCOUNTS. Provision for uncollectible accounts increased from $781,000 for the year ended December 31, 1994, to $1.9 million for the year ended December 31, 1995, an increase of $1.1 million or 141%. This increase was primarily due to the increase in revenues. Additionally, a new medical surgical procedure was introduced in 1995 that did not receive immediate payor acceptance. As a percentage of net revenue, provision for uncollectible accounts increased from 14.8% for the year ended December 31, 1994, to 16.9% for the year ended December 31, 1995.


     OPERATING INCOME (LOSS). Operating income increased from $365,000 for the year ended December 31, 1994, to $1.2 million for the year ended December 31, 1995, an increase of $867,000 or 237%. As a percentage of net revenues, operating income increased from 6.9% for the year ended December 31, 1994, to 11.0% for the year ended December 31, 1995. This increase was primarily the result of the Company's ability to increase net revenue per employee during 1995.

     INTEREST EXPENSE. Interest expense increased from $179,000 for the year ended December 31, 1994, to $247,000 for the year ended December 31, 1995, an increase of $68,000 or 38%. This increase was due to an increase in the average debt outstanding from $1.3 million for the year ended December 31, 1994, to $2.0 million for the year ended December 31, 1995.

     INCOME TAX PROVISION (BENEFIT). Income tax provision was $395,000 for the year ended December 31, 1995. The Company did not record an income tax provision for the year ended December 31, 1994. The

Company's effective tax rate increased to 40.6% for the year ended December 31, 1995, due to the utilization of the net operating loss carryforward during 1994.

     NET INCOME. As a result of the items discussed above, the Company's net income increased from $192,000 for the year ended December 31, 1994, to $578,000 for the year ended December 31, 1995.

YEARS ENDED DECEMBER 31, 1994 AND 1993

     NET REVENUES. Net revenues increased from $3.7 million for the year ended December 31, 1993, to $5.3 million for the year ended December 31, 1994, an increase of $1.6 million or 41%. This increase was attributable to growth in procedure volume, which increased from 9,154 for the year ended December 31, 1993, to 15,153 for the year ended December 31, 1994, an increase of 5,999 or 66%. Medical surgical procedures increased from 8,494 for the year ended December 31, 1993, to 9,656 for the year ended December 31, 1994, an increase of 1,162 or 14%, which contributed to 19% of the total increase in procedure volume. Aesthetic elective procedures increased from 660 for the year ended December 31, 1993, to 5,497 for the year ended December 31, 1994, an increase of 4,837 or 733%.

     Average net revenue per case decreased from $406 for the year ended December 31, 1993, to $347 for the year ended December 31, 1994, a decrease of $59 or 15%. This decrease was attributable to a change in case mix to include a larger percentage of aesthetic elective procedures. The average net revenue per case for aesthetic elective procedures was $133 during the year ended December 31, 1994, compared to average net revenue per case for medical surgical procedures of $448.

     SALARIES AND BENEFITS EXPENSE. Salaries and benefits expense increased from $1.6 million for the year ended December 31, 1993, to $2.0 million for the year ended December 31, 1994, an increase of $362,000 or 22%. This increase was due to an increase in the number of employees from 41 as of December 31, 1993, to 50 as of December 31, 1994, an increase of 22% to support the growth in the Company's procedure volume. Salaries and benefits expense as a percentage of net revenues decreased from 44.2% to 38.1% due to increases in net revenues exceeding the increases in salaries and benefits expense.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administration expenses increased from $1.2 million for the year ended December 31, 1993, to $1.8 million for the year ended December 31, 1994, an increase of $603,000 or 50%. This increase was primarily due to an increase in operating lease expense from $29,000 for the year ended December 31, 1993 to $159,000 for the year ended December 31, 1994, an increase of $130,000 or 448% which was attributable to five operating leases of Q-switched yag lasers in 1994.



     Vehicle expense increased from $226,000 for the year ended December 31, 1993 to $306,000 for the year ended December 31, 1994, an increase of $80,000 or 35%. This increase resulted from the increase in field personnel, each of whom is supplied a van for the delivery of equipment to physicians' offices,



     The remaining $393,000 increase in selling, general and administrative expenses was due to increases in several expense components which supported the growth in procedure volume. Selling, general and administrative expenses as a percentage of net revenues increased from 32.6% for the year ended December 31, 1993, to 34.5% for the year ended December 31, 1994, primarily as a result of increases in professional fees.



     DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased from $333,000 for the year ended December 31, 1993, to $293,000 for the year ended December 31, 1994, a decrease of $40,000 or 12%. This decrease was the result of several units becoming fully depreciated during 1994, which was partially offset by the addition of $744,000 in new medical equipment which is depreciated over three years with no residual value, utilizing the straight line method, during the year ended December 31, 1994.



     PROVISIONS FOR UNCOLLECTIBLE ACCOUNTS. Provision for uncollectible accounts increased from $551,000 for the year ended December 31, 1993, to $781,000 for the year ended December 31, 1994, an increase of $230,000 or 42%. This increase was primarily due to the increase in revenues. As a percentage of net revenue, provision for uncollectible accounts was 14.8% for the years ended December 31, 1993 and 1994, respectively.

     OPERATING INCOME (LOSS). Operating income improved from an operating loss of $21,000 for the year ended December 31, 1993, to operating income of $365,000 for the year ended December 31, 1994, an increase of $386,000. As a percentage of net revenue, operating income (loss) increased from (0.6%) for the year ended December 31, 1993, to 6.9% for the year ended December 31, 1994. This increase was primarily the result of the Company's ability to increase net revenue per employee during 1994.

     INTEREST EXPENSE. Interest expense increased from $158,000 for the year ended December 31, 1993, to $179,000 for the year ended December 31, 1994, an increase of $21,000 or 13%. This increase was primarily due to the addition of $600,000 of capital leases for medical equipment.

     NET INCOME (LOSS). As a result of the items discussed above, the Company's net income improved from a net loss of $150,000 for the year ended December 31, 1993, to net income of $192,000 for the year ended December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES


     From its inception through 1993, the Company's operating expenses significantly exceeded its net revenues, resulting in an accumulated retained deficit of approximately $1.3 million as of December 31, 1993. Since 1993, the Company has recorded positive earnings, which have reduced the accumulated retained deficit to $526,383 as of December 31, 1995 and to $157,238 as of June 30, 1996. The Company has funded its operations primarily through the private placement of equity securities, bank borrowings and cash provided by operations. The majority of the equity capital raised by the Company has been raised from the private placement of $2.2 million of equity securities. In July 1992, the Company raised $750,000 through the sale of Series A Convertible Preferred Stock. The sale of the Series A Convertible Preferred Stock was pursuant to the terms of the Series A Preferred Stock Purchase Agreement, dated July 10, 1992 between the Company and Mapleleaf Capital Ltd. (the "Series A Agreement"). The Company, at various times, has not been in compliance with certain covenants of the Series A Agreement, including the timely issuance of its year-end audited consolidated financial statements, the timely issuance of a budgeted operating forecast and a loan to an employee which exceeds the designated limit. The Company has obtained appropriate waivers from the Series A Preferred Stock shareholder with respect to these matters. The Company obtained a $2.0 million credit facility from NationsBank in June, 1995. Such facility is composed of several tranches which bear interest rates ranging from prime plus 0.5% to prime plus 1.5%. The net proceeds from such facility were used to retire outstanding debt and to purchase medical equipment. The Company's facility with NationsBank of Texas, N.A. ("NationsBank") was increased to $4.3 million in March, 1996. See "Certain Transactions." As of June 30, 1996, there was approximately $3.4 million outstanding under such facility. Under the terms of the credit agreement regarding this facility, the Company is to provide NationsBank with annual audited financial statements by May 31 for the prior fiscal year. The Company has not complied with this covenant and has obtained a waiver from NationsBank which is in effect until January 1, 1997.



     The Company generated cash from its operations of $13,000, $274,000 and $917,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $469,000 and $595,000 for the six months ended June 30, 1995 and 1996, respectively. The Company's accounts receivable balance increased $141,000, $634,000, and $1,182,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $630,000 and $830,000 for the six months ended June 30, 1995 and 1996, respectively. These increases were due primarily to increases in net revenues during such periods. The Company's days of accounts receivable outstanding remained fairly consistent for the periods presented. The increase in accounts receivable has reduced operating cash flow available to the Company during the reported periods. For its investing activities, the Company consumed $56,000, $126,000 and $1.9 million for the years ended December 31, 1993, 1994 and 1995, respectively, and $884,000 and $2.0 million for the six months ended June 30, 1995 and 1996, respectively, primarily for the acquisition of medical equipment. Capital expenditures were $36,000, $130,000 and $1.9 million for the years ended December 31, 1993, 1994 and 1995, respectively, and $891,000 and $1.5 million for the six months ended June 30, 1995 and 1996, respectively. Net cash provided by (used in) financing activities were $90,000, ($136,000) and $2.3 million for the years ended December 31, 1993, 1994 and 1995, respectively, and $378,000 and $1.4 million for the six months ended June 30, 1995 and 1996, respectively. The cash provided from financing activities in 1995 was primarily provided by the proceeds from bank borrowings and the sale of 362,500 shares of Series B Convertible Preferred Stock pursuant to the Series B Stock Purchase Agreement dated November 17, 1995 between the Company and various investors (the "Series B Agreement"). The Company, at various times, has not been in compliance with certain covenants of the Series B Agreement, including the timely issuance of its year-end audited consolidated financial statements, the timely issuance of a budgeted operating forecast, and a loan to an employee which exceeds the designated limit. The Company has obtained appropriate waivers from all Series B Preferred Stock shareholders with respect to these matters.


     The Company estimates that its total capital expenditures will be approximately $3.7 million in 1996 and approximately $4.7 million in 1997. The Company believes that the net proceeds from the Offering and cash provided by operating activities will be sufficient to fund its operations through 1998. However, there can be no assurance that the Company will not require additional financing in the near future, and that if needed, it will be available on terms satisfactory to the Company, or at all.

                                    BUSINESS

INTRODUCTION

     Medical Alliance provides a complete range of services used to create temporary surgical sites in physician offices in 40 states and Canada and believes it is the leading provider of such services in the United States. The Company's services allow physicians to transfer an increasing number of established surgical procedures from a hospital or outpatient setting to the physician's office. These services include:

     - Providing on-site technical personnel and medical equipment on a scheduled basis;

     - Monitoring and documenting preoperative, intraoperative and postoperative procedures;

     - Returning the physician's office to its pre-procedure condition;

     - Establishing procedural safety and quality assurance protocols for office-based procedures;

     - Facilitating physician training and qualification; and

     - Physician credentialing pursuant to contracts with managed care organizations.

The Company's services benefit payors, physicians and patients by lowering costs for surgical procedures, increasing physician productivity, broadening access to advanced medical technologies and improving patient satisfaction.


     The Company is a leader in facilitating the migration of established surgical procedures and the latest advanced medical technologies from hospitals and outpatient surgery centers to a lower-cost setting, the physician's office. An increasing number of minimally invasive procedures are being performed with local anesthesia in physicians' offices using technologically advanced medical equipment. The Company has over 100 managed care contracts that in the aggregate cover approximately 16 million lives and has served approximately 2,500 physicians during the six months ended June 30, 1996. Currently, physicians perform approximately 6,000 procedures monthly using the Company's services.


     The Company provides its services along two primary business lines: medical surgical and aesthetic elective services. The Company's medical surgical services allow physicians to perform approximately 25 different office-based surgical procedures across numerous specialties, including gynecology, podiatry, urology and otolaryngology. The Company's aesthetic elective services are utilized primarily by plastic surgeons and dermatologists for laser procedures such as skin resurfacing, vascular and pigmented lesion treatment, and tattoo removal. The Company is generally reimbursed for providing its medical surgical services by third-party payors, including through contracts with managed care organizations, and is paid directly by patients for any required copayments and deductibles. For providing its aesthetic elective services, the Company is paid directly by patients, generally at the time of service. The Company derived approximately 64% and 33% of its net revenues in 1995 from the provision of medical surgical and aesthetic elective services, respectively. None of the Company's net revenues is derived from Medicare or Medicaid reimbursement.

MARKET OVERVIEW

  Medical Surgical

     The continued increase in health care costs at a rate significantly higher than that of overall inflation has caused managed care companies, indemnity insurers, government agencies and other payors to employ a variety of strategies designed to reduce the cost and control the utilization of health care services. In particular, payors have created incentives for health care providers to deliver high-quality health care services in lower cost settings. Initially, numerous surgical, diagnostic and other medical procedures that were traditionally performed in a hospital were transferred to an outpatient setting, predominantly the outpatient section of a hospital or an ambulatory surgery center. In continuation of this trend, many established procedures that are performed in an outpatient setting can now be transferred to the physician's office because such procedures can be performed at a lower cost and without the risk of general anesthesia while maintaining the quality of care. The transfer of such procedures to the physician's office has continued to accelerate as a result of:
(i) the introduction of advanced medical technology that allows physicians to perform a broader array of office-based procedures, (ii) the development of training programs and clinical protocols for office-based procedures, and (iii) the patient's desire to undergo procedures in a more comfortable setting, with reduced risk, pain and recovery time. The migration of such procedures to the physician's office benefits payors, providers and patients through lower procedure costs (as compared to similar procedures performed in a hospital or outpatient surgery center), increased provider productivity, broader access by physicians and patients to advanced technologies and treatments, and an increased level of patient satisfaction.

     According to MDI, total surgical procedures in the United States have increased by 12.4% from 25.8 million procedures in 1990 to 29.0 million procedures in 1994. Over this period, the number of surgeries performed in an outpatient setting as a percentage of total surgeries performed annually in the United States has increased. The volume of outpatient surgical procedures has grown by 71.8% over this period, from 11.0 million procedures, or approximately 43% of total surgeries in 1990, to 18.9 million procedures, or approximately 65% of total surgeries in 1994. Furthermore, the prevalence of surgical procedures occurring in a physician's office has increased, representing approximately 12% of total outpatient procedures performed in 1994 as compared to approximately 6% in 1990. The Company believes that a broader array of procedures, including more complex surgeries, is currently being performed in an outpatient setting than was performed in a similar setting in 1990 and believes that the migration of outpatient procedures to a physician's office will continue.

  Aesthetic Elective

     The Company believes that the number of aesthetic elective procedures performed annually in the United States will continue to grow, primarily due to the development of new technologies for cosmetic procedures, increased public awareness, shorter recovery times and the aging of the "baby boom" generation. According to the AACS Survey, approximately 2.7 million cosmetic procedures were performed in the United States in 1994. The Company believes that a majority of such procedures are or can be performed in a physician's office. According to the ASPRS Survey, patients between the ages of 35 and 50 represented 41% of the cosmetic procedures performed in the United States in 1994, and the number of people who say they approve of cosmetic surgery, either for themselves or others, has increased 50% in the last decade. According to the ASPRS Survey, approximately 36% of the cosmetic procedures performed in 1994 were performed in a physician's office. The Company believes that the vast majority of the aesthetic procedures are performed in an outpatient setting and that such procedures will increasingly be transferred to physician's office. The benefits derived from performing aesthetic procedures in an office-based setting are similar to those associated with medical surgical procedures, and include lower procedure costs, increased provider productivity, broader access by physicians and patients to advanced technologies and treatments, and an increased level of patient satisfaction.

BUSINESS STRATEGY

     The Company's goal is to enhance its position as a provider of services to the emerging market for physician office-based procedures. The Company intends to achieve its goal by employing four primary strategies:

  Increasing Utilization of the Company's Services in Existing Markets


     The Company plans to expand by facilitating the transfer of an increasing percentage of outpatient procedures to a physician's office where the Company's services may be utilized. The Company intends to achieve such expansion through:
(i) marketing efforts designed to cause physicians who currently use the Company's services to transfer more outpatient procedures performed by them to their offices, (ii) the increase in the number of physicians who utilize the Company's services, either through ongoing marketing efforts or the acquisition of mobile medical equipment providers that maintain relationships with physicians, (iii) the provision of a full range of applicable services to all physicians served by the Company, and (iv) the introduction of new services and technologies which will enable additional procedures to be performed in a physician's office. In addition, the Company plans to increase the services which are eligible for reimbursement under its existing managed care contracts and to assist in the establishment of incentives and/or mandates by payors for their network physicians to perform office-based procedures using the Company's services.

  Expanding the Company's Operations into New Markets


     The Company employs a two-phase strategy to enter new markets. In the initial phase, the Company offers aesthetic elective services (which are paid for by patients generally at the time of service) to physicians who utilize such services and seeks to develop relationships with local managed care organizations for the provision of medical surgical services. This initial phase may include acquisitions. In the second phase, the Company negotiates managed care contracts and introduces its medical surgical services to such managed care payors' system of physicians and seeks to increase the number of physicians using its medical surgical services. In some cases, the Company will also seek to capitalize on its managed care relationships in existing markets by gaining access to such payors' covered lives in markets not currently served by the Company. This two-phase expansion strategy allows the Company to utilize a single infrastructure to support both business lines and use cash flow generated from aesthetic elective services to offset the relatively higher costs associated with establishing reimbursement of medical surgical services under third-party payor contracts.


  Continuing the Development of Managed Care Contracts

     The Company is designated as a preferred provider for medical surgical services in over 100 payor contracts, including contracts with health plans owned by United HealthCare Corporation, Prudential Healthcare, CIGNA Healthcare and Blue Cross Blue Shield entities in six states, which contracts cover in aggregate approximately 16 million lives. The Company plans to establish additional contractual relationships with managed care organizations and other third-party payors as a preferred or mandated provider to physicians of office-based surgical services. As a preferred provider, the Company negotiates a pre-determined fee schedule for its services and obtains enhanced access to the payor's physician network in order to market its services directly to such physicians. The Company believes that payors contract with the Company because the Company's services provide a turn-key solution that assists payors in transferring established surgical procedures to a lower cost setting while maintaining the quality of care.

  Establishing Strategic Alliances with Medical Equipment Manufacturers


     The Company has strategic alliances with manufacturers and distributors of medical equipment that enable it to provide advanced medical technology to physicians while reducing the risk of ownership to the Company. The Company has entered into four strategic alliances with varying levels of technology risk sharing. Terms range from fixed fee per month agreements with thirty day cancellation policies and no further liability, to revenue sharing with a certain percentage of the revenues going to the manufacturer and subsequently paying down a predetermined purchase price until such price is satisfied. Certain agreements provide for the manufacturer to provide all repairs and maintenance on the equipment during the alliance period. All such agreements provide the Company with cancellation options which also reduces the Company's risk of ownership. The Company believes manufacturers often encounter significant challenges in selling sophisticated medical equipment to physicians. Physicians are generally reluctant to purchase such medical equipment because:
(i) physicians generally are not able to ensure sufficient procedure volume to recover the cost of acquiring, using and maintaining the equipment, (ii) physicians generally do not want to assume the risk of technological obsolescence, and (iii) such equipment is generally available to them through hospitals, outpatient surgery centers and mobile medical equipment providers. As a result, manufacturers are considering new opportunities for distribution of their medical equipment along non-traditional lines, such as through services offered by the Company.


     Medical equipment manufactures have sought alliances with the Company because it serves as a unique distribution channel through which such manufacturers can market their products directly to physicians and third-party payors, shorten the period required to gain market acceptance and assist in the training of physicians to use their equipment. In addition, manufacturers can participate in per procedure revenue sharing contracts with the Company on a negotiated basis. The Company benefits from such alliances by gaining preferential access to new technology, including exclusive use of certain proprietary technology, and reducing its ownership risk through revenue and risk sharing arrangements.


SERVICES PROVIDED BY THE COMPANY

     The Company offers a complete range of services used to create temporary surgical sites in physicians' offices. The Company facilitates the migration of established outpatient procedures and advanced medical technologies to physicians' offices by providing a broad array of services which enables physicians to provide high quality, cost-effective medical care in their offices. The Company's services include the following:

  On-Site Technical Personnel

     The Company provides on-site technical personnel who create the temporary surgical setting in a physician's office, assist the physician in the set-up and operation of medical equipment, and are present during, and document relevant aspects of, the office-based procedure. The Company provides training to its field technicians, including intensive classroom instruction and hands-on training covering various technical and clinical aspects of office-based procedures as well as the Company's surgical services. In addition, the Company provides continuing education to its technical personnel in the form of training programs covering advanced medical technology and current and new procedures.

  Provision of On-Site Medical Technology

     The Company provides medical technology using mobile field units that include all of the medical equipment and related instruments, accessories and disposable supplies utilized by the Company's network physicians to perform certain office-based procedures. Mobile field units are composed of such equipment and are delivered to the physician's office by a field technician on a scheduled basis. The Company has organized its mobile field units into the three configurations listed below, the first two of which are used to provide medical surgical services and the third of which is used to provide aesthetic elective services:

     Mobile Surgical Unit ("MSU"). The MSU may be configured utilizing the following technologies: CO(2) laser, flashlamp pulsed dye laser, electrosurgical generator, hospital grade smoke evacuator and related instrumentation and accessories. The equipment delivered in the MSU is used to perform procedures in gynecology, podiatry, urology and otolaryngology. As of June 30, 1996, the Company had 49 MSUs in service.

     Mobile Endoscopy Unit ("MEU"). The MEU may be configured utilizing the following technologies: medical digital camera system, video monitor, printer and recorder, CO(2) and fluid sufflation, related instrumentation and accessories, and one of the following endoscopes: hysteroscope, laparoscope or arthroscope. The equipment delivered in the MEU is used to perform procedures in gynecology and podiatry. As of June 30, 1996, the Company had 13 MEUs in service.

     Mobile Aesthetic Laser Unit ("MALU"). The MALU may be configured utilizing the following technologies: Q-switched Nd: YAG laser, flashlamp pulsed dye laser, ultrapulse CO(2) laser and related instrumentation and accessories. The equipment delivered in the MALU is used to perform procedures in plastic surgery and dermatology. As of June 30, 1996, the Company had 64 MALUs in service.


     In utilizing the Company's services, a physician will schedule an office-based procedure for a specified date and time. If appropriate, the Company will verify a patient's insurance coverage and obtain any necessary precertification from the third-party payor. Prior to arrival of the patient, a field technician will create a temporary surgical setting in the physician's office that meets the Company's preoperative protocol and will configure the transportable medical equipment in accordance with the Company's procedure guidelines. Prior to performing the procedure, the physician and/or his or her staff is required to inspect the temporary surgical setting, test and accept all medical equipment, and record such acceptance in the field technician's delivery log. Following the patient recovery period in the physician's office, the field technician returns the physician's office to its pre-procedure condition.

  Procedure Monitoring and Documentation

     The Company's on-site technical personnel are present during, and document relevant aspects of, the office-based procedures, including patient billing data, and information regarding disposables consumed, sterilization procedures performed and adherence to the Company's established guidelines and standards, including preoperative, intraoperative and postoperative instructions.

  Establishment of Procedural Safety and Quality Assurance Protocols


     The Company has established procedural safety and quality assurance protocols and standards for the use of its surgical services in physicians' offices that are set forth in its Alternate Site Quality Protocol, Standards and Guidelines. The Company utilizes this manual to assist managed care organizations in documenting the Company's operations to satisfy requirements for receiving accreditation under the National Committee for Quality Assurance
(NCQA) and other accrediting organizations. The Company's standard field operating procedures include Occupational Safety and Health Administration safety procedures incorporating the use of personal protective equipment and sterilization of equipment, and provide step-by-step preoperative, intraoperative and postoperative instructions. The Company recognized that there was an absence of documented office-based procedures and clinical protocols in the physician marketplace, as well as methods for measuring and documenting compliance therewith. Accordingly, the Company created its Optimal In-Office Surgical Suite Guidelines manual for its physicians who utilize the Company's services, which includes guidelines, standards and regulations and a comprehensive self-assessment checklist for surgeries performed in the physician's office without general anesthesia. The standards established by the Company serve as guidelines to assist physicians in satisfying quality requirements set by managed care organizations and accrediting authorities, as well as in complying with applicable government regulations and manufacturers' specifications.


  Physician Training Seminars

     The Company conducts seminars to train physicians and their staff in the use of medical equipment and related technology provided by the Company through its services and receives a fee from physicians for attending such seminars. Since 1993, approximately 2,200 physicians have participated in over 100 of the Company's seminars. The Company developed and introduced its physician training seminars in response to the high demand for physician training created by the introduction of new medical technology. The Company retains highly qualified physician faculty to conduct these seminars, which present such topics as medical laser physics and safety, light and tissue interaction, clinical applications and treatment parameters, procedure demonstrations, as well as to conduct hands-on laboratory sessions. Physician participants in the Company's seminars generally receive a peer reference manual, video tapes, patient awareness and market information, and a certificate that documents that the participant has completed the Company's training seminar.

  Physician Credentialing

     The Company performs physician credentialing, including on behalf of managed-care payors, utilizing standards established by its Medical Director which are based upon standards generally recognized by the medical profession. The Company's services are offered only to those practitioners who have provided documentation of certified training and/or competence relevant to the procedures to be performed, including use of the technology provided in conjunction with such services. For certain procedures, the Company requires physicians to maintain hospital or surgery privileges relative to such procedures, including the use of any technology for performance thereof. Physician credentialing information is maintained by the Company and reviewed periodically by the Medical Director and other key personnel.

PROCEDURES


     The following tables set forth certain information regarding medical surgical and aesthetic elective procedures which are or may be performed in the physician's office utilizing the Company's services or which the Company's services could replace:


  Medical Surgical Procedures

     The Company facilitated a total of 19,509 and 12,690 medical surgical procedures for the year ended December 31, 1995, and for the six months ended June 30, 1996, respectively. The Company's services are used by physicians to perform approximately 25 different office-based medical surgical procedures, including the procedures listed in the table below:


                                                 ESTIMATED NUMBER   NUMBER OF
                                                  OF PROCEDURES     PROCEDURES
                                                 OCCURRING IN THE   FACILITATED       DESCRIPTION/APPLICATION OF
                                                 UNITED STATES IN   BY COMPANY           PROCEDURES PERFORMED
             PROCEDURE BY SPECIALTY                  1995(1)         IN 1995          UTILIZING COMPANY SERVICES
- ------------------------------------------------ ----------------   ----------   ------------------------------------
GYNECOLOGY:
    Colposcopy with loop electrode excision of         127,007         1,685
    cervix                                             202,741         3,977     Laser or electrosurgical assisted
                                                        70,222         1,222     cervical procedures to remove
    Conization of cervix: loop electrode                                         abnormal cells and/or to collect
    excision                                                                     pathology.
    Laser ablation of cervix
    Cystourethroscopy                                1,917,317           -0-     Diagnostic endoscopy of bladder.
    Dilation and Curettage                             867,148           -0-     Dilation and curettage, diagnostic
                                                                                 and/or therapeutic
                                                                                 (non-obstetrical), may be replaced
                                                                                 by office-based diagnostic
                                                                                 hysteroscopy.
    Hysteroscopy, diagnostic                           206,789           407
                                                                                 Endoscopy of uterus to diagnose and
    Hysteroscopy, surgical                             332,114           821     treat causes of abnormal uterine bleeding.
    Laparoscopy, diagnostic                            418,464           -0-     Endoscopy of abdomen to diagnose
                                                                                 causes of pelvic pain and
                                                                                 infertility.
    Treatment of vaginal lesions                        50,259            31
                                                                                 Laser destruction of genital lesions
    Treatment of vulva lesions                         210,165            55     and warts.
PODIATRY:
    Endoscopic plantar fasciotomy                       35,474            10     Surgical release of the plantar
                                                                                 fascia (tendon) to relieve chronic
                                                                                 heel pain.
PODIATRY/DERMATOLOGY:
    Treatment of warts and skin lesions              8,547,056         9,200     Laser destruction of warts,
                                                                                 including the non-invasive removal
                                                                                 of planters warts.
DERMATOLOGY/PLASTIC SURGERY:
    Treatment of cutaneous vascular lesions            108,376           487     Laser destruction of surface lesions
                                                                                 created or fed by blood vessels such
                                                                                 as port wine birthmarks.
UROLOGY:
    Treatment of condyloma lesions                      67,251           552     Laser destruction of genital lesions
                                                                                 and warts.
OTOLARYNGOLOGY:
    Laser assisted uvulapalatoplasty, uvulectomy        65,073         1,062     Laser assisted procedure to reshape
      and palatopharyngoplasty                                                   and reduce uvula to reduce snoring
                                                                                 and treat sleep apnea.
    Tonsillectomy and adenoidectomy                    806,330           -0-     Laser assisted removal of tonsils
                                                                                 and adenoids.


- ---------------

(1) Based upon information obtained from MDI relating to the total number of procedures performed by licensed physicians in the U.S. during 1995 on both an inpatient and outpatient basis. Includes procedures performed utilizing methods and/or technologies not offered by the Company but which may be converted to procedures which utilize the Company's services. The total number of procedures performed in 1995 represents projections made by MDI based upon the actual number of such procedures performed during 1994.

  Aesthetic Elective Procedures


     The Company facilitated a total of 20,131 and 20,219 aesthetic elective procedures for the year ended December 31, 1995, and for the six months ended June 30, 1996, respectively. The table below lists the office-based cosmetic procedures currently provided by the Company, as well as the estimated number of people who may have the condition being treated by such procedures. The Company believes the actual market for such procedures and for such procedures performed in an office-based setting is substantially less due to a number of factors, including the extent to which physicians choose to offer such procedure to their patients and the extent to which people included in the affected class choose to have such procedure performed.


              PROCEDURE                         SELECTED INFORMATION REGARDING THE CONDITION BEING TREATED
- -------------------------------------  ----------------------------------------------------------------------------
Laser Treatment of Tattoos             According to a survey published in the Archives of Dermatology in April
                                       1996, the number of people in the United States who have tattoos is estimated to range from 7 to 20 million.

Laser Treatment of Pigmented Lesions   Candela Laser Corporation estimates that over 28 million people in the
  (brown spots of the skin)            United States are potential patients for the treatment of pigmented lesions, and the potential market for such treatments is projected at $2 billion.

Laser Treatment of Facial              It is reported in Cutaneous Laser Surgery, The Art and Science of Selective
  Telangiectasia (spider veins of the  Photothermolysis, published in 1994, that spider telangiectasias occur in
  face)                                approximately 15% of the adult population.

Laser Treatment of Vascular            The American Academy of Dermatology reports that more than 10 in 100 babies
  Birthmarks (hemangiomas and port     have vascular birthmarks, and the port wine birthmark occurs in 3 in 1,000
  wine birthmarks)                     infants.

Laser Treatment of Stretch Marks       According to Medical Laser Insight, it has been reported that stretch marks appear on the abdomen and/or breast of 90% of all pregnant women.

Laser Skin Resurfacing of Facial       Many patients who were previously candidates for face lifts, chemical peels
  Wrinkles and Acne Scarring           and dermabrasions are now receiving laser skin resurfacing instead.
                                       According to the AACS, there were approximately 55,000 face lifts, 254,000 chemical peels and 52,000 dermabrasions performed in the United States in
                                       1994.

Laser Blepharoplasty (eyelid surgery)  According to the AACS, there were approximately 90,000 eyelid surgeries performed in the United States in 1994.

Laser Treatment of Psoriasis           According to a report published by the National Psoriasis Foundation, psoriasis affects up to 5 million people in the United States.

  Future Services

     The Company maintains an ongoing program to develop and introduce new medical surgical and aesthetic elective services to its network of physicians and managed care payors. The Company actively coordinates the development of new medical surgical services with its managed care payors in order to facilitate the transfer of an increasing number of procedures from a hospital or outpatient setting to the physician's office. The Company anticipates that by the end of 1998 it will expand its medical surgical services to include treatment of abnormal uterine bleeding and enlarged prostate (benign prostatic hyperplasia). Within aesthetic elective services, the Company anticipates that it will commence offering services for laser-based hair removal in 1997 and anticipates introducing services for the treatment of leg spider veins by the end of 1997. According to Medical Laser Report, the market for hair removal by electrolysis in the United States exceeds $1 billion annually. According to the American Academy of Dermatology, up to 80 million adults in the United States suffer from spider veins and varicose veins, and the worldwide market for leg vein treatments is estimated at $1 billion.

REIMBURSEMENT AND PAYMENT

     For its services, the Company charges fees that are payable by either the patient, a managed care organization or an indemnity insurance company. For medical surgical services rendered by the Company pursuant to a contract with a managed care organization, the Company bills the managed care payor based upon a pre-determined fee schedule. For medical surgical services that are reimbursed under an indemnity plan, the Company generally bills and collects 20% of the Company's charges from the patient at the time services are rendered and bills the patient's insurance indemnity carrier for the remaining balance. For aesthetic elective services, generally the Company charges on a per-case basis and its fees are payable by the patient, generally at the time the services are rendered. The Company believes that its per-case billing practices for such services are preferred by physicians over the flat rate rental fee that many of its competitors charge. None of the Company's net revenues is derived from Medicare or Medicaid reimbursement.

SALES AND MARKETING

     The Company currently operates in 40 states and Canada. The Company has divided its service area into four regions ("Regions") encompassing an aggregate of 19 districts ("Districts"). The Company maintains an office in each District. Each Region is managed by a Regional Vice President who is responsible for meeting the Company's sales and operational objectives within his or her Region(s). The Company anticipates that as it enters new markets, additional Regions will be created and additional Regional Vice Presidents will be hired.

     Within each District, the Company employs a District Manager, a District Representative and one or more field technicians. The District Manager is responsible for physician recruitment, managed care contract development, operations management, customer service and personnel development. District Representatives are designated to oversee the marketing and development of a particular product line or specialty focus within their respective designated geographic area. Field technicians specialize in a particular clinical and/or technical area within their respective designated geographic area and are assigned mobile field units for use in their assigned specialties.


     The Company actively seeks to increase the number of physicians who use the Company's services through its marketing efforts. The Company employs a variety of marketing methods to identify qualified physicians in a community who are performing procedures utilizing services and/or technology similar to those offered by the Company. The Company also exhibits at local and national medical conferences to gain exposure to target markets. In addition, through its physician training seminars, the Company is able to educate physicians on the services provided by the Company.


     The Company also pursues the development of relationships with managed care organizations. The Company seeks to enter into agreements which enable the Company to be reimbursed for medical surgical services performed on plan members. In addition, the Company seeks the support of medical directors and utilization departments within contracted managed care organizations in order to establish policies which provide incentives and/or mandate physician use of the Company's surgical services. The Company's efforts to gain such support include the demonstration of quality, cost effectiveness and clinical appropriateness of the Company's medical surgical services for selected procedures.

SUPPLIERS OF MEDICAL TECHNOLOGY

     In conjunction with its other services, the Company offers a wide range of medical technology for use in performing office-based procedures. Such medical technology is obtained directly from manufacturers and distributors of medical equipment. Prior to obtaining any medical equipment, the Company performs extensive research on existing and developing medical technology in order to determine the optimal equipment to acquire. In order to enhance its access to medical technology, the Company seeks to establish strategic alliances with manufacturers and distributors of medical equipment generally during the development stage of a selected product. Such strategic alliances may include agreements based upon per-procedure or other revenue sharing arrangements. In certain circumstances, the Company may seek to become the exclusive mobile provider for a certain technology.

INFORMATION SYSTEMS

     In 1995 the Company began implementation of an information system that includes a wide area network to link its Districts to its corporate office and information databases. The system is decentralized and allows for data acquisition by field personnel within each District and maintenance of all data captured at a central corporate database that is accessible on a real-time basis. The Company has completed the first three of six implementation phases which included the installation of a network driven by multiple file servers, an in-house voice mail system and software to link the Districts to the corporate billing and collection system. The last three phases of implementation include the integration of the Company's general ledger and financial reporting systems, the implementation of voice activated software and the installation of cellular equipped portable computers to all field personnel. The Company anticipates completion of the implementation of this system by the end of 1997.

GOVERNMENT REGULATION


     The health care industry is subject to extensive federal and state regulation of physicians, other health care providers, managed care organizations and other third-party payors. Health care regulation affects the Company's operations both directly and indirectly. Many states require regulatory approval, including certificates of need, before establishing or expanding certain types of health care facilities or offering certain health care services. Several states in which the Company operates prohibit the corporate practice of medicine except by professional medical corporations or associations. The Company provides only nonphysician services and does not exercise influence or control over the practice of medicine by the physicians to whom it provides its services. In addition, the laws of many states prohibit physicians from splitting fees with non-physicians, and some states have promulgated statutes that prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration for referral of patients and that prohibit referrals by physicians for designated health services to entities with which they have a financial relationship. The Company contracts directly with over 100 managed care providers, which directly reimburse the Company for its medical surgical services. These managed care providers reimburse the physicians for the physicians' professional fees separately from the reimbursements made to the Company. The Company believes that its current and planned activities are in material compliance with applicable laws and regulation as currently interpreted. There can be no assurance, however, that a review of the Company's business by courts or regulatory authorities will not result in a determination that could adversely affect the operations of the Company. In addition, there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future, which change could adversely affect the Company's operations, financial condition, business opportunities or future expansion.


     The manufacturers of medical devices utilized by the Company are subject to extensive regulation by the FDA. Failure of the manufacturer of such devices to comply with FDA regulations could result in the loss of approval by the FDA of such medical devices. In addition, physicians in the Company's network are subject to significant federal and state regulation. The ability of the Company to operate profitably will depend in part upon its network physicians, the manufacturers of its medical devices and its third-party payors obtaining and maintaining all necessary licenses, certificates of need and other approvals, and operating in compliance with applicable health care regulations.

     The Company's services involve the handling of chemical and biological substances and regulated waste materials, some of which may be considered contaminated, hazardous or toxic. The Company is subject to state and federal laws that regulate labor and environmental matters such as the handling and disposal of regulated medical wastes, the release of pollutants and contaminants into the air and water, and the protection of employees who may be exposed to blood or other potentially infectious materials including those which may contain bloodborne pathogens such as hepatitis B virus. The Company is also subject to federal and state laws relating to business conduct and general employee matters. The Company believes that it is in material compliance with applicable laws.

COMPETITION

     The Company competes with companies that offer medical equipment to physicians' offices on either a rental or a fee-for-service basis and with hospitals and surgery centers that provide comparable surgical services. The Company also competes with other providers in the health care industry for access to technology, relationships with third-party payors and relationships with physicians. The Company believes the trend toward managed care could increase the competition to obtain contracts with third-party payors. The health care industry is highly competitive and is subject to continuing changes in the manner in which such services are provided and the manner in which providers are selected and paid. Some of the Company's competitors have substantially greater financial and other resources than the Company. In addition, competitors of the Company could obtain exclusive rights to provide mobile surgical services for products that the Company currently offers or expects to offer.

     The market for aesthetic elective services is highly competitive. The Company believes that the heightened interest in aesthetic procedures among physicians and patients, the development of advanced medical technologies to perform aesthetic procedures and the industry practice of requiring immediate cash payment for such services will create increased competition in this segment. Competition in the provision of medical surgical services may also increase because these services are becoming more accepted by physicians, patients and third-party payors and the medical equipment used in providing such services is readily available from various sources.

     The Company believes that competition in the provision of services to create temporary office-based surgical settings is based on the price, quality, breadth and availability of services. The Company considers its comprehensive high quality services, trained on-site technical personnel, "per case" billing for certain services and strategic relationships with payors and medical device manufacturers to be important factors in enabling it to compete effectively. The Company believes that it is the only national provider of medical surgical services for use in performing office-based procedures that has developed contracts with managed care organizations.

INSURANCE

     The Company maintains professional, general and product liability insurance in amounts deemed appropriate by management. The Company carries an aggregate of $10 million of general and public liability insurance coverage, which covers premises, operations and product liability, and a $1 million professional liability insurance policy.

PROPERTIES

     The Company leases 15 offices within its service area that range in size from approximately 100 to 400 square feet under agreements with varying terms and renewal options, and annual rent ranging from $2,220 to $5,400. The Company currently leases approximately 10,000 square feet for its corporate executive offices located in Irving, Texas. The lease agreement for its corporate headquarters stipulates annual rental payments that increase from $124,525 to $134,487, during the term of the lease, and expires in 2002.

EMPLOYEES

     As of June 30, 1996, the Company had 113 employees, including 78 employees in field operations. The Company anticipates hiring additional employees following consummation of the Offering, primarily in field operations. None of the Company's employees is represented by a union and the Company believes that it maintains good relations with its employees.

LEGAL PROCEEDINGS

     To date, the Company has not been involved in any material claim or legal proceeding relating to the use of its surgical services or otherwise. In the future, the Company may become involved from time to time in various legal proceedings and claims incident to the normal conduct of its business. See "Risk Factors."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to the directors, executive officers and key employees of the Company.


                   NAME                      AGE                    POSITION
- -------------------------------------------  ---   -------------------------------------------
Paul R. Herchman(1)(2).....................  40    Chairman of the Board, Chief Executive
                                                   Officer and President
David A. Kallenberger, M.D. ...............  47    Medical Director and Director
Kevin D. O'Brien...........................  39    Senior Vice President, Sales, Marketing and
                                                     Operations
Michael G. Wallace.........................  31    Senior Vice President, Chief Financial
                                                   Officer and Treasurer
Leo Lopez..................................  51    Director
Thomas A. Montgomery.......................  39    Director
Morris G. Moreland(1)(2)...................  64    Director
Leon Pritzker..............................  73    Director
Jim Silcock(1)(2)..........................  46    Director
Mark Novy..................................  30    Controller and Secretary
Clyde Hutchinson...........................  31    Regional Vice President of Sales and
                                                   Operations
Jay Farris.................................  36    Vice President, Business Development
Mark Rubino................................  30    Regional Vice President of Sales and
                                                   Operations
Rona P. McGarvey...........................  47    Director of Patient Accounts


- ---------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

EXECUTIVE OFFICERS

     The executive officers of the Company are elected annually by the Board of Directors of the Company (the "Board") and serve at the discretion of the Board.


     PAUL R. HERCHMAN is a co-founder of the Company and has served as Chairman of the Board, Chief Executive Officer and President since its inception in 1989. In addition, Mr. Herchman is a member of the Audit and Compensation Committees. From 1986 to 1989, Mr. Herchman was a sales representative for Sun Medical, Inc., a distributor of medical equipment. Prior thereto, Mr. Herchman served in sales positions with Chesebrough-Ponds USA Co. in its Hospital Products Division, from 1984 to 1986, and with Johnson & Johnson in its Ortho Pharmaceutical Division, from 1982 to 1984. Mr. Herchman received a Bachelor of Science degree from Texas Tech University.


     KEVIN D. O'BRIEN has served as Senior Vice President, Sales, Marketing and Operations of the Company since September 1992. From the Company's inception in 1989 to December 1990, Mr. O'Brien served as a District Manager of the Company, and from January 1991 to September 1992 as a Regional Vice President of Sales and Operations. Mr. O'Brien co-founded Dental Plan of America, Inc., a prepaid dental health plan based in Oklahoma, and served as its marketing director from 1983 to 1984. From 1982 to 1983, Mr. O'Brien was a sales representative in the patient care division of Procter & Gamble Co. Mr. O'Brien received a Bachelor of Science degree from the University of Texas at Dallas.

     MICHAEL G. WALLACE has served as the Treasurer of the Company since April 1993, as Senior Vice President since November 1995 and as the Chief Financial Officer since June 1996. From April 1993 to November 1995, Mr. Wallace also served as Vice President of Finance. From June 1991 to April 1993, Mr. Wallace served as Senior Accountant for Medical Care America, Inc., an owner-operator of outpatient surgery centers, and as a Regional Accountant for Medical Care America, Inc., from January 1990 to June 1991. From 1988 to 1990, Mr. Wallace served as an accountant for Woodland Investment Company. Mr. Wallace has also served as a director of Global Healthnet, Inc., a software service company in the health care industry, since March 1996. Mr. Wallace is a Certified Public Accountant and received a Bachelor of Business Administration degree from Southwest Texas State University.

BOARD OF DIRECTORS


     In addition to Paul R. Herchman the Board includes:



     DAVID A. KALLENBERGER, M.D. is a co-founder of the Company and has served as a director and as the Medical Director since its inception in 1989. Dr. Kallenberger is a practicing physician specializing in obstetrics and gynecology, and has been practicing at Integris Baptist Medical Center in Oklahoma City, Oklahoma since 1981. Dr. Kallenberger serves as a Clinical Professor in the Department of Obstetrics/Gynecology at the University of the Oklahoma Health Science Center and as the Program Director of the Henry G. Bennett Fertility Institute at Integris Baptist Medical Center. Dr. Kallenberger received his Medical Doctorate degree from The University of Oklahoma.


     LEO LOPEZ, a director of the Company since 1994, has served as the President and Chief Executive Officer of Eligibility Services, Inc., a company that provides business management and information management services to the health care industry, since 1989. Prior thereto, Mr. Lopez served as Vice President of Donaldson, Lufkin & Jenrette Securities Corporation from 1988 to 1990 in the Public Finance Group in Dallas, Texas and from 1986 to 1988 in the Healthcare Finance Group in New York, New York. Mr. Lopez received a Bachelor of Science Degree in Business Administration from Washington University and a Masters of Health Administration degree from the Washington University School of Medicine.

     THOMAS A. MONTGOMERY, is a co-founder of the Company and has served as a director of the Company since 1989. Mr. Montgomery is a partner of Montgomery, Jessup & Co., L.L.P., an accounting firm. From December 1982 to December 1990, Mr. Montgomery served in various capacities with Arthur Andersen & Co., and as the Senior Tax Manager of the Enterprise Group since 1985. Mr. Montgomery received a Bachelor of Business Administration degree from Texas Tech University and a Master of Science degree from Texas Tech University.


     MORRIS G. MORELAND, a director of the Company since 1991 and a member of the Audit and Compensation Committees, has served as Vice President and Chief Financial Officer of Satana Corporation ("Satana"), an investment company. Mr. Moreland is a Certified Public Accountant and received a Bachelor of Business Administration degree from West Texas A & M University.


     LEON PRITZKER, a director of the Company since 1989, has been self-employed as a management consultant since 1990. From 1985 to 1990, Mr. Pritzker served as the Executive Vice President of Campbell Taggart, Inc. From 1967 to 1984, Mr. Pritzker served in various capacities with Anheuser-Busch Companies, Inc., most recently as Director, Management Systems Group. Mr. Pritzker is a fellow of the American Statistical Association. Mr. Pritzker received a Bachelor of Science degree from College of the City of New York and a Master of Arts degree from the University of Pennsylvania.


     JIM SILCOCK, a director of the Company since February 1996 and a member of the Audit and Compensation Committees, has served as a general partner of Mapleleaf Capital Ltd., and as a general partner of Sunwestern Associates III, a general partner of Sunwestern Investment Fund III, a venture capital fund, since 1988 and as a general partner of T.V.P. Associates Limited the general partner of Texas Venture Partners, a venture capital fund, since 1984. Mr. Silcock received a Bachelor of Arts from Dartmouth College and a Master of Business Administration from the Amos Tuck School of Business Administration at Dartmouth College.


KEY EMPLOYEES

     MARK NOVY has served as Controller and Secretary of the Company since May 1995. Prior to joining the Company, from July 1988 to April 1995, Mr. Novy served as a Senior Accountant, and most recently as the Financial Analyst and Market Chief Financial Officer of the Northeast Market for Columbia/HCA HealthCare Corporation, Ambulatory Surgery Division. Mr. Novy is a Certified Public Accountant and received a Bachelor of Business Administration degree from the University of Texas at Arlington.

     CLYDE HUTCHINSON has served as a Regional Vice President of Sales and Operations of the Company since January 1993. Prior thereto, Mr. Hutchinson served as a District Manager of the Company from August 1990 to December 1992. Mr. Hutchinson received a Bachelor of Science degree from Mississippi State University.

     JAY FARRIS has served as Vice President, Business Development since July 1996. Prior thereto, Mr. Farris served as a Regional Vice President of Sales and Operations since January 1991. Prior thereto, Mr. Farris served as District Manager of the Company from March 1990 to January 1991. Mr. Farris received a Bachelor of Science degree from the University of Oklahoma.

     MARK RUBINO has served as a Regional Vice President of Sales and Operations of the Company since November 1995. Prior thereto, Mr. Rubino served as District Manager of the Company from April 1991 to November 1995. Mr. Rubino received a Bachelor of Science degree from Elizabeth Town College.

     RONA P. MCGARVEY has served as Director of Patient Accounts of the Company since June 1996. Prior to joining the Company in June 1996, Ms. McGarvey served as Business System Analyst with Columbia/HCA HealthCare Corporation, Ambulatory Surgery Division, in Dallas, Texas from October 1994 to May 1996. Ms. McGarvey served as Information System Analyst for Medical Care International in Dallas, Texas from March 1990 to October 1994, as Regional Office Coordinator for Medivision, Inc., Houston, Texas from 1986 to 1990, and as Business Office Manager at National Medical Care in The Woodlands, Texas from 1984 to 1986. Ms. McGarvey received a Bachelor of Business in Education degree from Youngstown State University.

TERM OF OFFICE FOR DIRECTORS; CLASSIFIED BOARD

     Directors are elected by the Company's shareholders and serve until their successors are elected and qualified. Upon consummation of the Offering, the Board will be divided into three classes: Class A, Class B and Class C. Directors will serve for staggered three-year terms, except with respect to the initial terms of Class A and Class B directors which will expire at the annual meetings of shareholders in 1997 and 1998, respectively. Directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for such class expires and will serve thereafter for three years, or until their earlier death, resignation or removal, or until their successors are elected and qualified. Upon consummation of the Offering, the Class A Directors will be Leon Pritzker and Morris G. Moreland; the Class B Directors will be Jim Silcock and Thomas A. Montgomery; and the Class C Directors will be Paul R. Herchman, David A. Kallenberger, M.D. and Leo Lopez.

BOARD COMMITTEES

     The Company has established an Audit Committee and a Compensation Committee. The Audit Committee makes recommendations to the Board regarding the appointment of independent auditors, reviews the plan and scope of any audit of the Company's financial statements and reviews the Company's significant accounting policies and related matters. The Compensation Committee makes recommendations to the Board regarding the compensation of executive officers and the administration of the Incentive Plan.

COMPENSATION OF DIRECTORS

     Upon consummation of the Offering, it will be the policy of the Company that directors who are not employees of the Company ("Independent Directors") will receive $500 for each Board meeting attended. All directors of the Company will be reimbursed for travel, lodging and other out-of-pocket expenses in connection with their attendance at Board and committee meetings. Under the terms of the Incentive Plan, so long as the Company is a reporting company subject to the terms of the Securities Exchange Act of 1934, as amended, Independent Directors will receive an option to purchase 2,500 shares of Common Stock upon his or her initial election to the Board and an option to purchase 1,500 shares of Common Stock at each annual meeting of the shareholders thereafter while he or she continues to serve as a director of the Company. Such options will be non-qualified stock options, will have an exercise price equal to the fair market value of the Common Stock at the date of grant, will become exercisable one-third on the date of grant and one-third each on the second and third anniversaries thereof, and will expire ten years from the date of grant. As of June 30, 1996, the current Independent Directors and their affiliated entities have been granted options to purchase a total of 29,659 shares of Common Stock at exercise prices ranging from $1.28 to $2.56 per share pursuant to the Incentive Plan. See "-- Incentive Plan."

COMPENSATION COMMITTEE, INTERLOCKS AND INSIDER PARTICIPATION

     During 1995, the Compensation Committee made recommendations to the Board regarding compensation of the Company's executive officers and the Board approved all of such recommendations. The Compensation Committee was comprised of Paul R. Herchman and Morris G. Moreland during 1995. Other than Mr. Herchman, no officer, former officer or employee served on the Compensation Committee. No executive officer of the Company served as a member of the compensation committee or similar committee or board of directors of any other entity which an executive officer thereof served on the Compensation Committee or Board.


     On November 17, 1995, the Company entered into a Preferred Stock Purchase Agreement (the "Series B Purchase Agreement") with various investors, pursuant to which the Company issued an aggregate of 362,500 shares of Series B Convertible Preferred Stock (the "Series B Preferred") to such investors at a purchase price of $4.00 per share ($1.45 million in the aggregate). In such offering, Morris G. Moreland and Satana, of which Mr. Moreland is a director, acquired an aggregate of 163,662 shares of Series B Preferred, and Mapleleaf Capital, Ltd., Sunwestern Investment Fund III and Sunwestern Cayman 1988 Partners, affiliated entities of Jim Silcock, acquired an aggregate of 171,067 shares of Series B Preferred. For a description of the Series B Preferred, see
Note 6 of the Notes to Consolidated Financial Statements.



     On July 27, 1995, the Company granted Paul R. Herchman a warrant to purchase up to 15,610 shares of Common Stock at an exercise price of $2.56 per share, which warrant vested upon the date of grant and expires in September 1999. This warrant was granted to Mr. Herchman in consideration for his personal guaranty of the obligations of the Company under its revolving credit facility and term loans with NationsBank of Texas, N.A. (the "NationsBank Loans"). A portion of the net proceeds from the Offering will be used to repay such indebtedness in full. See "Use of Proceeds."



     In connection with the issuance and amendment of a promissory note by the Company to Satana, the Company issued to Satana in January 1991 and July 1992, a warrant to purchase up to an aggregate of 468,300 shares of Common Stock exercisable as follows: 93,660 shares at $0.64 per share on or before July 10, 1995, and 374,640 shares at $1.28 per share on or before December 31, 1997. During 1994, Satana exercised a portion of the warrant to acquire 93,660 shares of Common Stock at a discounted price of $0.53 per share. The Company recorded interest expense of approximately $10,000 as a result of this transaction. During the year ended December 31, 1995, the holder exercised the warrant to acquire 374,640 shares of common stock in exchange for the outstanding debt owed to Satana Corporation and the put feature. The difference between the carrying value of the debt instrument, which approximated fair value, and the exercise price of the warrants has been accounted for as a reduction of capital in excess of par value and has been deducted from net income for purposes of computing net income applicable to common stock. See Notes 4 and 7 to Consolidated Financial Statements.


INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Upon consummation of the Offering, the Company's Articles of Incorporation will provide that, to the fullest extent permitted by Texas law, no director shall be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director and each director will be indemnified to the maximum extent permitted by such law. By virtue of these provisions, a director of the Company will not be personally liable for monetary damages for a breach of such director's fiduciary duty except for liability for (i) breach of the duty of loyalty to the Company or to its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are unlawful under the Texas Business Corporation Act (the "TBCA") and (iv) any transaction from which such director receives an improper personal benefit. In addition, the Company's Articles of Incorporation will provide that if the TBCA is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the TBCA, as amended.

     The Company intends to enter into indemnification agreements with each of the Company's directors and executive officers. The indemnification agreements will require, among other things, that the Company indemnify its directors and executive officers to the fullest extent permitted by law and advance to the directors and executive officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company will also be required to indemnify and advance all expenses incurred by directors and executive officers seeking to enforce their rights under the indemnification agreements. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Company's Articles of Incorporation and Bylaws, it provides greater assurance to directors and executive officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board or by the shareholders to eliminate the rights it provides.

EXECUTIVE COMPENSATION

     The Summary Compensation Table below sets forth certain information regarding compensation paid or accrued for services rendered to the Company for the year ended December 31, 1995 to the Company's Chief Executive Officer and each of the Company's other executive officers whose total annual salary and bonuses earned during the year ended December 31, 1995, exceeded $100,000 (collectively referred to herein as the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                                                      LONG-TERM
                                                                                 COMPENSATION AWARDS
                                              1995 ANNUAL COMPENSATION        -------------------------
                                          ---------------------------------   SECURITIES
                NAME AND                                       OTHER ANNUAL   UNDERLYING    ALL OTHER
           PRINCIPAL POSITION              SALARY     BONUS    COMPENSATION   OPTIONS(1)   COMPENSATION
- ----------------------------------------  --------   -------   ------------   ----------   ------------
Paul R. Herchman........................  $132,000   $77,000          --        48,391        $5,700(2)
  Chairman of the Board, Chief Executive
  Officer and President
Kevin D. O'Brien........................   105,000    51,000          --        46,830            --
  Senior Vice President, Sales,
  Marketing and Operations


- ---------------

(1) Represents shares of Common Stock underlying stock options granted to the Named Executive Officers during 1995 pursuant to the Incentive Plan.


(2) Represents a $350 per month automobile allowance paid to Mr. Herchman, and $1,500 of annual premiums on a life insurance policy, of which Mr. Herchman's spouse is the beneficiary, paid by the Company on Mr. Herchman's behalf.


     The following table sets forth certain information with respect to options granted to the Named Executive Officers during the year ended December 31, 1995. The Company has not granted any stock appreciation rights.

                             OPTION GRANTS IN 1995


                                                INDIVIDUAL GRANTS
                               ---------------------------------------------------    POTENTIAL REALIZABLE
                                             PERCENT OF                                 VALUES AT ASSUMED
                               NUMBER OF       TOTAL                                  ANNUAL RATES OF STOCK
                               SECURITIES     OPTIONS                                  PRICE APPRECIATION
                               UNDERLYING    GRANTED TO    EXERCISE                    FOR OPTION TERM(3)
                                OPTIONS      EMPLOYEES     PRICE PER    EXPIRATION    ---------------------
            NAME                GRANTED       IN 1995      SHARE(1)      DATE(2)         5%          10%
- -----------------------------  ----------    ----------    ---------    ----------    --------     --------
Paul R. Herchman.............    46,830          15%         $2.56        09/16/99    $588,653     $764,734
                                  1,561           1           2.56        08/15/97      16,656       18,670
Kevin D. O'Brien.............    46,830          16           2.56        09/16/99     588,653      764,734


- ---------------

(1) Options were granted at an exercise price equal to the fair market value of the Common Stock on the date of grant, as determined by the Board.

(2) Most of the options granted to the Named Executive Officers are subject to vesting and, accordingly, may expire before the dates indicated.

(3) The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

     The following table sets forth certain information with respect to unexercised options held by the Named Executive Officers as of December 31, 1995. No stock options were exercised by the Named Executive Officers during 1995.
                  AGGREGATE OPTION VALUES AT DECEMBER 31, 1995


                                              NUMBER OF SECURITIES            VALUE OF UNEXERCISED IN-THE-
                                             UNDERLYING UNEXERCISED                 MONEY OPTIONS AT
                                          OPTIONS AT DECEMBER 31, 1995            DECEMBER 31, 1995(1)
                                         -------------------------------     -------------------------------
                  NAME                   EXERCISABLE       UNEXERCISABLE     EXERCISABLE       UNEXERCISABLE
- ---------------------------------------- -----------       -------------     -----------       -------------
Paul R. Herchman........................    18,732             46,830         $ 178,784          $ 441,960
Kevin D. O'Brien........................    87,416             46,830           936,992            441,960


- ---------------


(1) These values assume a valuation of $12.00 per share (the mid-point of the estimated public offering price range) at December 31, 1995. Value is calculated based on the difference between the option exercise price and $12.00 multiplied by the number of shares of Common Stock underlying the option.


INCENTIVE PLAN

     The Incentive Plan, which amended and restated the Company's previous stock compensation plan, became effective on December 31, 1994. The Incentive Plan authorizes the issuance of incentive and non-qualified stock options and restricted stock awards to directors, key employees and advisors of the Company. The Incentive Plan is administered by the Compensation Committee or such other committee comprised of at least two nonemployee directors as may be appointed by the Board. The committee generally has the authority to fix the terms and number of options and restricted stock awards to be granted and to determine the employees or other persons who will receive awards; provided that Independent Directors receive non-qualified stock options under the Incentive Plan automatically upon election as a director and upon each annual meeting of the Shareholders thereafter while he or she continues to serve as a director of the Company. The aggregate number of shares of Common Stock for which options may be granted or for which restricted stock grants may be made under the Incentive Plan is 1,324,290, subject to adjustment for stock splits and other capital adjustments. See "-- Compensation of Directors."

     Each option granted pursuant to the Incentive Plan is exercisable at any time upon or after vesting and expires on the date determined by the committee, but in no event will any option expire later than ten years from the date of grant. With respect to a participant who is an employee or advisor, each option expires within three months after the date the participant ceases to be an employee or advisor, unless the participant is terminated for "cause," dies or becomes permanently disabled, or unless the option is a non-qualified stock option and the committee determines to extend the term of the option. If a participant ceases to be an employee or advisor due to death or permanent disability, or a nonemployee director ceases to serve as a director due to death, the participant or his legal representative may exercise all vested options during the following 12-month period (or if the option is a non-qualified stock option, such longer period as the committee may determine), provided that no options may be exercised after the expiration of the initial term. If the employee, advisor or nonemployee director is terminated for "cause," the option will automatically expire. The exercise price of each incentive stock option granted will be determined by the committee, but shall not be less than 100% of the fair market value of the Common Stock at the time such incentive stock option is granted. The maximum aggregate fair market value of Common Stock, determined at the time an incentive stock option is granted, with respect to which incentive stock options are exercisable for the first time by any participant during any calendar year, may not exceed $100,000. The price at which shares of Common Stock may be acquired pursuant to the exercise of a non-qualified stock option will be determined by the committee. Options are not transferable other than by will or the laws of descent or distribution, pursuant to a qualified domestic relations order, or if permitted by the committee, non-qualified stock options may be transferred to a member of a participant's immediate family, and may be exercised during the lifetime of the optionee only by the optionee or the optionee's authorized representative. A vesting schedule for the options is indicated in each option agreement as determined by the committee. The committee has agreed that if Messrs. Herchman, O'Brien or Wallace are terminated without cause, that all non-vested options held by such terminated executive officer shall be immediately exercisable.

     Shares of Common Stock awarded under restricted stock grants are subject to restrictions prohibiting their sale, assignment, transfer or encumbrance for a period of time specified by the committee and will revert to the Company if the participant's relationship with the Company terminates during such period of restriction, unless such termination is due to the death, disability or retirement of the participant. Upon the death or disability of a participant, the restrictions pertaining to the shares of Common Stock terminate and the stock is no longer subject to forfeiture. Upon the retirement of a participant, the restrictions pertaining to the shares of Common Stock shall continue for the original period, unless shortened by the committee, and the stock is no longer subject to forfeiture. A vesting schedule in the restricted stock agreement indicates the restriction period and the rate at which the restrictions lapse.

     The Company has outstanding options to purchase in the aggregate 902,315 shares of Common Stock under the Incentive Plan, 348,124 of which are vested and exercisable. The Company expects that options will continue to be granted to eligible persons as part of the Company's incentive-based compensation program.

EMPLOYMENT AGREEMENTS

     The Company has entered into an Employment Agreement with Paul Herchman, dated as of January 1, 1994, as amended (the "Herchman Agreement"). The Herchman Agreement may be terminated by the Company upon 12 months prior notice and may be terminated by Mr. Herchman upon three months prior notice. The Herchman Agreement provides that Mr. Herchman receive a base salary of $145,200 per year and is eligible to receive bonuses based upon the Company's financial performance. The Herchman Agreement requires Mr. Herchman to maintain the confidentiality of the Company's proprietary information during his employment and thereafter and prohibits Mr. Herchman from competing with the Company during his employment and for a period of one year thereafter.

     The Company has entered into an Employment Agreement with Kevin O'Brien, dated as of January 1, 1995, as amended (the "O'Brien Agreement"). The O'Brien Agreement provides that Mr. O'Brien will receive a base salary of $115,500 per year and is eligible to receive bonuses based upon the Company's performance. The O'Brien Agreement is terminable by the Company with 6 months prior notice and may be terminated by Mr. O'Brien upon 3 months prior notice. The O'Brien Agreement requires Mr. O'Brien to maintain the confidentiality of the Company's proprietary information during his employment and for a period of four years thereafter and prohibits Mr. O'Brien from competing with the Company during his employment and for a period of one year thereafter.

     The Company has entered into an Employment Agreement with Michael G. Wallace, dated as of January 1, 1995, as amended (the "Wallace Agreement"). The Wallace Agreement provides that Mr. Wallace will receive a base salary of $84,000 per year and is eligible to receive bonuses based upon the Company's performance. The Wallace Agreement is terminable by the Company with 6 months prior notice and may be terminated by Mr. Wallace upon 3 months prior notice. The Wallace Agreement requires Mr. Wallace to maintain the confidentiality of the Company's proprietary information during his employment and for a period of four years thereafter and prohibits Mr. Wallace from competing with the Company during his employment and for a period of one year thereafter.

                              CERTAIN TRANSACTIONS


     On November 17, 1995, the Company entered into a Preferred Stock Purchase Agreement with various investors, pursuant to which the Company issued an aggregate of 362,500 shares of Series B Convertible Preferred Stock to such investors at a purchase price of $4.00 per share ($1.45 million in the aggregate). In such offering, Morris G. Moreland and Satana, of which Mr. Moreland is a director, acquired an aggregate of 163,662 shares of Series B Preferred, and Mapleleaf Capital, Ltd., Sunwestern Investment Fund III and Sunwestern Cayman 1988 Partners, affiliated entities of Jim Silcock, acquired an aggregate of 171,067 shares of Series B Preferred. For a description of the Series B Preferred, see Note 6 of the Notes to Consolidated Financial Statements.



     On July 27, 1995, the Company granted Paul R. Herchman a warrant to purchase up to 15,610 shares of Common Stock at an exercise price of $2.56 per share, which warrant vested upon the date of grant and expires in September 1999. This warrant was granted to Mr. Herchman in consideration for his personal guaranty of the obligations of the Company under its revolving credit facility and term loans with NationsBank of Texas, N.A. A portion of the net proceeds from the Offering will be used to repay such indebtedness in full. See "Use of Proceeds."

     A warrant to purchase up to 374,640 shares of common stock at $1.28 per share was granted to Satana on January 17, 1991 as part of the note agreement (see Note 4). This warrant includes a put feature, whereby the holder of the shares acquired via the exercise of the warrant could require the Company to redeem the shares based on a formula price. The Satana note was modified in July 1992, at which time Satana was granted a warrant to purchase an additional 93,660 shares of the Company's common stock at $.64 per share. During the year ended December 31, 1994, the holder exercised the $.64 per share warrant to purchase 93,660 shares of common stock at a price of $0.53 per share. The Company recorded interest expense of approximately $10,000 as a result of this transaction. During the year ended December 31, 1995, the holder exercised the warrant to acquire 374,640 shares of common stock in exchange for the outstanding debt owed to Satana Corporation and the put feature. The difference between the carrying value of the debt instrument, which approximated fair value, and the exercise price of the warrants has been accounted for as a reduction of capital in excess of par value and has been deducted from net income for purposes of computing net income applicable to common stock. See Notes 4 and 7 to Consolidated Financial Statements.


     On November 26, 1991, MJ Capital Corporation ("MJ Corporation") loaned the Company $35,000 (the "MJ Corporation Loan") bearing interest at a rate of 16% per annum. In February of 1992, an additional $10,000 was advanced to the Company and on December 31, 1992 the balance, including $8,392 of accrued interest, was consolidated into the MJ Corporation Loan. On May 12, 1993, Montgomery, Jessup and Company L.L.P. ("MJC") loaned the Company $13,000 bearing an interest rate of 16% per annum with an additional loan of $2,500 in May of 1993 (the "MJC Loan"). On September 30, 1993, MJ Corporation and MJ Partners became partners of MJ Capital Partners, L.P. ("MJ Partners"). In connection therewith, MJ Corporation contributed the MJ Corporation Loan to MJ Partners and MJC contributed the MJC Loan, together with $8,961 of fees due to MJC for accounting services rendered, to MJ Partners, all of which amounts were consolidated into the MJ Partners Note described below.

     On September 5, 1991, MJ Partners loaned the Company $95,000 evidenced by a promissory note (the "MJ Partners Note") bearing interest at a rate of 16% per annum. In addition to the consolidation of the MJ Corporation Loan and MJC Loan, during 1991, 1992, 1993 and 1994, MJ Partners loaned the Company additional amounts under the MJ Partners Note of $78,000, $50,000, $190,000 and $57,500, respectively, and rolled an aggregate of $46,148 of accrued interest back into the MJ Partners Note during such period. The MJ Partners Note was paid on June 29, 1995 with proceeds from the NationsBank Loans.

     The Company issued the following warrants to certain partners of MJ Partners in connection with additional advances under the MJ Partners Note, all of which warrants expire on March 31, 1997: (i) On August 15, 1993, the Company granted to Columbia General Corporation warrants to purchase up to 23,416 shares of Common Stock exercisable as follows: 11,708 shares immediately with the remaining 11,708 shares on or after August 16, 1994 at an exercise price of $1.28 per share; (ii) On October 17, 1993, the Company granted to Robert Matthews warrants to purchase up to 2,810 shares of Common Stock exercisable as follows: 1,405 shares immediately with the remaining 1,405 shares on or after October 18, 1994 at an exercise price of $1.28 per share; (iii) On May 31, 1994, the Company granted Thomas H. Montgomery warrants to purchase up to 4,214 shares of Common Stock exercisable as follows: 2,107 shares immediately and the remaining 2,107 shares on or after May 31, 1995, at an exercise price of $1.28 per share; (iv) On August 1, 1994, the Company granted to Mr. Montgomery warrants to purchase up to 1,404 shares of Common Stock exercisable as follows:
702 shares immediately and the remaining 702 shares on or after August 1, 1995, at an exercise price of $1.28 per share, which remaining portion was canceled in connection with the repayment of the MJ Partners Note; (v) On August 15, 1994, the Company granted to Mr. Montgomery warrants to purchase up to 2,810 shares of Common Stock exercisable as follows: 1,405 shares immediately and the remaining 1,405 shares on or after August 15, 1995, at an exercise price of $1.28 per share, which remaining portion was canceled in connection with the repayment of the MJ Partners Note; and (vi) On August 31, 1994, the Company granted to Shelly Burks warrants to purchase up to 2,342 shares of Common Stock exercisable as follows: 1,171 shares immediately and the remaining 1,171 shares on or after August 31, 1995, at an exercise price of $1.28 per share, which remaining portion was canceled in connection with the repayment of the MJ Partners Note.

     Mr. Montgomery, a Director of the Company, is the President of MJ Corporation and the general partner of MJC and MJ Partners.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 30, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) all persons who are beneficial owners of 5% or more of the Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer and (iv) all executive officers and directors of the Company as a group.


                                                                                PERCENTAGE OF SHARES
                                                                                 BENEFICIALLY OWNED
                                                NUMBER OF SHARES        -------------------------------------
          NAME OF BENEFICIAL OWNER            BENEFICIALLY OWNED(1)     BEFORE OFFERING     AFTER OFFERING(2)
- --------------------------------------------  ---------------------     ---------------     -----------------
NAMED EXECUTIVE OFFICERS
Paul R. Herchman(3).........................          501,827                 13.7%                 8.9%
Kevin D. O'Brien(4).........................          104,119                  2.8                  1.8
DIRECTORS
David A. Kallenberger, M.D.(5)..............          192,003                  5.3                  3.4
Leo Lopez(6)................................            1,561               *                    *
Thomas A. Montgomery(7).....................          211,125                  5.8                  3.7
Morris G. Moreland(8).......................          583,957                 16.1                 10.4
Leon Pritzker(9)............................           80,454                  2.2                  1.4
Jim Silcock(10).............................          949,193                 26.2                 16.9
All executive officers and directors as a
  group (9 persons)(11).....................        2,660,100                 69.6                 45.7
OTHER 5% SHAREHOLDERS
Mapleleaf Capital, Ltd.(12).................          738,330                 20.4                 13.1
Satana Corporation(13)......................          492,645                 13.6                  8.8


- ---------------

  *  Less than 1%.

 (1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed to be outstanding and to be beneficially owned by the person or entity holding such options. Data in this table gives effect to the conversion of the outstanding shares of Convertible Preferred Stock into Common Stock upon consummation of the Offering.


 (2) Assumes that the Underwriters' over-allotment option to purchase up to 300,000 shares from the Company is not exercised.


 (3) Includes 18,732 shares underlying currently exercisable options to purchase Common Stock and 15,610 shares underlying currently exercisable warrants to purchase Common Stock. The business address of Mr. Herchman is 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

 (4) Includes 87,416 shares underlying currently exercisable options to purchase Common Stock.

 (5) Includes 24,976 shares underlying currently exercisable options to purchase Common Stock. The business address of Dr. Kallenberger is 3433 N.W. 56th Street, Suite 310, Oklahoma City, Oklahoma 73112.

 (6) Includes 1,561 shares underlying a currently exercisable option to purchase Common Stock.

 (7) Includes 23,415 shares underlying currently exercisable options to purchase Common Stock, 5,151 shares underlying currently exercisable warrants to purchase Common Stock, 7,805 shares of Common Stock held by Mr. Montgomery's spouse's profit sharing plan and 15,610 shares of Common Stock held by MJC's profit sharing plan, of which Mr. Montgomery is a partner. As a partner of MJC, Mr. Montgomery may be deemed to be the indirect beneficial owner of the shares beneficially owned by MJC by virtue of his authority to make investment decisions regarding the voting and disposition of such shares. The business address of Mr. Montgomery is 5220 Spring Valley, Suite 600, Dallas, Texas 75240.

 (8) Includes the shares of Common Stock beneficially owned by Satana, of which Mr. Moreland is an executive officer. As an executive officer of Satana, Mr. Moreland may be deemed to the indirect beneficial owner of the shares beneficially owned by Satana by virtue of his authority to make investment decisions regarding the voting and disposition of such shares. Mr. Moreland disclaims beneficial ownership of the shares beneficially owned by Satana. The business address of Mr. Moreland is National Plaza 2, Suite 102, Amarillo, Texas 79101.

 (9) Includes 1,561 shares underlying a currently exercisable option to purchase Common Stock.

(10) Includes the shares beneficially owned by Mapleleaf Capital, Ltd., 109,649 shares beneficially owned by Sunwestern Cayman 1988 Partners, 101,214 shares beneficially owned by Sunwestern Investment Fund III, all of which are affiliates of Mr. Silcock. Mr. Silcock may be deemed to the indirect beneficial owner the shares beneficially owned by such entities by virtue of his authority to make investment decisions regarding the voting and disposition of such shares. Mr. Silcock disclaims beneficial ownership of the shares owned by Mapleleaf Capital, Ltd., Sunwestern Cayman 1988 Partners and Sunwestern Investment Fund III. The business address of Mr. Silcock is 12221 Merit Drive, Suite 935, Dallas, Texas 75251.

(11) Includes the shares referenced in footnotes (3) - (10), 18,690 additional shares and 17,171 additional shares underlying currently exercisable options to purchase Common Stock.

(12) Includes 1,561 shares underlying a currently exercisable option to purchase Common Stock. The business address of Mapleleaf Capital, Ltd. is 12221 Merit Drive, Suite 935, Dallas, Texas 75251.

(13) Includes 1,561 shares underlying a currently exercisable option to purchase Common Stock. The business address of Satana Corporation is National Plaza 2, Suite 102, Amarillo, Texas 79101.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     As of the date of this Prospectus, the authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $0.002 per share, and 2,000,000 shares of Preferred Stock, par value $0.002 per share, issuable in Series. Simultaneously upon consummation of the Offering, the Articles of Incorporation of the Company will be amended to authorize 30,000,000 shares of Common Stock, par value $0.002 per share, and 5,000,000 shares of Preferred Stock, par value $0.002 per share. Upon the consummation of the Offering, there will be 5,623,596 shares of Common Stock outstanding (5,923,596 shares if the Underwriters over-allotment option is exercised in full) and no shares of Preferred Stock outstanding. On August 2, 1996, the Board of Directors approved a 1.561 to 1 stock split, effected through a stock dividend. The description of capital stock has been retroactively adjusted to give effect for this dividend.


COMMON STOCK


     As of the date of this Prospectus, there are 2,378,699 shares of Common Stock outstanding held by 58 record holders. Each holder of Common Stock is entitled to one vote per share held of record in the election of Directors and for all other matters submitted to a vote of the shareholders. Except as otherwise required by Texas law, a majority vote is sufficient for any act of the shareholders. Upon consummation of the Offering, there will be no cumulative voting rights applicable to any shares of Common Stock. All shares of Common Stock are entitled to participate pro rata in distributions and in such dividends as may be declared by the Board out of funds legally available therefor, subject to any preferential dividend and the setting aside of sinking funds or redemption accounts of outstanding shares of Preferred Stock, if any. Subject to the prior rights of creditors, all shares of Common Stock are entitled in the event of liquidation, dissolution or winding up of the Company to participate ratably in the distribution of all the remaining assets of the Company after distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock. Holders of Common Stock have no preemptive rights or right to convert their shares into other securities. The outstanding shares of Common Stock are and the shares of Common Stock to be outstanding upon the completion of the Offering will be fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of any series of Preferred Stock which the Company may issue in the future.


PREFERRED STOCK

     Upon consummation of the Offering, the Board may, without further action by the Company's shareholders, authorize, from time to time, issuance of up to 5,000,000 shares of Preferred Stock in series and may, at the time of issuance, determine the powers, rights, preferences and limitations of any such series. Satisfaction of any dividend preferences on outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Holders of Preferred Stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Stock. Although there is no current intention to do so, the Board may, without shareholder approval, issue shares of a class or series of Preferred Stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

     The Company has authorized the issuance of 435,000 shares of Series A Convertible Preferred Stock and 362,500 shares of Series B Convertible Preferred Stock. Immediately prior to the consummation of the Offering, there were 435,000 shares of Series A Convertible Preferred Stock outstanding held by one holder of record and 362,500 shares of Series B Convertible Preferred Stock outstanding held by 16 holders of record. See Notes 5 and 6 of the Notes to Consolidated Financial Statements for a description of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, respectively. Concurrently with the consummation of the Offering, all of the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will be converted into shares of Common Stock on a 1.561 to 1 basis. Upon consummation of the Offering, no shares of Preferred Stock will be outstanding.

WARRANTS


     As of June 30, 1996, there were warrants outstanding to purchase 49,328 shares of Common Stock at a weighted average exercise price of $1.69 per share. The warrants were issued in connection with the issuance of debt instruments by the Company. All of the warrants are currently exercisable. Warrants covering 33,718 shares will expire by their terms in March 1997, and warrants covering 15,610 shares will expire by their terms in September 1999.


REGISTRATION RIGHTS

     The Company has entered into the Series A Convertible Preferred Stock Purchase Agreement (the "Series A Preferred Stock Agreement") and a Series B Convertible Stock Purchase Agreement (the "Series B Preferred Stock Agreement") which give certain rights to the holders of the equivalent of 1,244,898 shares of Common Stock to demand that the Company register shares of Common Stock under the Securities Act, subject to certain conditions. In order for the holders ("Series A Rights Holders") of Series A Preferred Stock or of Common Stock converted from Series A Preferred Stock to effect a demand for registration, the Series A Preferred Stock Agreement requires that the holders of at least 50% of all such shares request the registration of at least 45% of the total shares of Common Stock that are issued or issuable upon conversion of the Series A Preferred Stock. In order for the holders ("Series B Rights Holders") of Series B Preferred Stock or of Common Stock converted from Series B Preferred Stock to effect a demand for registration, the Series B Preferred Stock Agreement requires that the holders of at least 40% of all such shares request the registration of at least 45% of the total shares of Common Stock that are issued or issuable upon conversion of the Series B Preferred Stock. An unlimited number of demands may be made; however, the Company has an obligation to complete only two registrations at the demand of the Series A Rights Holders and only two registrations at the demand of the Series B Rights Holders. The expenses of the first such registration on behalf of each of the Series A Rights Holders and Series B Rights Holders will be borne by the Company; the expenses of subsequent registrations will be borne by the respective selling shareholders. In addition, once the Company is eligible to effect a registration of its securities under Form S-3, each group of Series A Rights Holders and Series B Rights Holders may effect a demand for registration on Form S-3 if the holders of 25% of such rights holders' shares request such registration. An unlimited number of demands for registration on Form S-3 may be made; however, the Company has an obligation to complete only one such registration during any one fiscal year. All rights holders have waived such rights with respect to the Offering and have agreed not to demand registration of any of their shares for a period of one year following the Effective Date pursuant to the Lock-up Agreements.

     In addition to demand registration rights, each group of rights holders has unlimited "piggyback" registration rights pursuant to which the rights holders will have the right to request that the Company register their respective shares under the Securities Act at the expense of the Company (excluding all underwriting discounts, selling commissions and applicable stock transfer taxes), unless in connection with an underwritten public offering, the principal underwriter reasonably and in good faith recommends that the respective rights holders' shares be excluded from the offering. All rights holders have waived such rights with respect to the Offering and have agreed not to demand registration of any of their shares for a period of one year following the Effective Date pursuant to the Lock-up Agreements.

     Satana and Morris G. Moreland have registration rights equivalent to those of the Series A Rights Holders with respect to 421,470 shares and 46,830 shares of Common Stock held by Satana and Morris G. Moreland, respectively. Satana and Morris G. Moreland have waived their registration rights in connection with the Offering and has agreed not to demand registration of any of its shares for a period of one year following the Effective Date pursuant to the Lock-up Agreements.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder may consider to be in the best interests of the Company or its shareholders, including those attempts that may result in a premium over the then current market price for the Common Stock. Concurrent with the completion of the Offering, the Company's Restated and Amended Articles of Incorporation and Restated and Amended Bylaws will provide for the Board of Directors to be divided into three classes of as equal size as possible, with the term of each class expiring in consecutive years with approximately one-third of the Board of Directors being elected each year. Holders of Common Stock will not be entitled to vote cumulatively for directors, but directors will be permitted to be removed with or without cause by the affirmative vote of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon. The Company's Restated and Amended Articles of Incorporation and Restated and Amended Bylaws will also provide that the Company's Bylaws may be adopted, amended, or repealed only by the Board of Directors and that the number of directors shall be fixed from time to time by resolution of the Board of Directors. In addition, a calling of a special meeting by the shareholders of the Company will require the written request of holders of at least 50% of all the outstanding shares of the Company entitled to vote. Shareholders of the Company entitled to take action at annual or special meetings of the shareholders may take action by written consent only with the unanimous written consent of all the shareholders entitled to vote thereon. Concurrent with the completion of the Offering, the Company's Restated and Amended Articles of Incorporation and Restated and Amended Bylaws will also authorize shares of Preferred Stock with respect to which the Board of Directors will have the power to fix the rights, preferences, privileges, and restrictions without any further vote or action by the stockholder. The provisions of the Company's Restated and Amended Articles of Incorporation and Restated and Amended Bylaws may have the effect of delaying, deferring or preventing a change in control of the Company, which could deprive the Company's shareholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of the Company or other change in control deemed undesirable by the Board. See "Description of Capital Stock -- Preferred Stock."


TRANSFER AGENT AND REGISTRAR


     Upon consummation of the Offering, the transfer agent and registrar for the Common Stock will be ChaseMellon Shareholder Services, L.L.C.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time and could impair the Company's ability to raise capital through sale of its equity securities. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.


     Upon completion of the Offering, the Company will have outstanding 5,623,596 shares of Common Stock. Of these shares, the 2,000,000 shares of Common Stock offered hereby will be tradeable without restriction under the Securities Act, except for any shares acquired by an "affiliate" of the Company (as that term is defined in the Securities Act and regulations promulgated thereunder). The remaining 3,623,596 shares are "restricted securities" within the meaning of Rule 144 and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The beneficial owners of more than 98% of the Restricted Shares have entered into Lock-up Agreements which provide that, with certain limited exceptions, the shareholder will not offer, sell, contract to sell, grant an option to purchase, make a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of Common Stock or any option or warrant to purchase shares of Common Stock or any securities exchangeable for or convertible into shares of Common Stock for a period of 180 days after the Effective Date without the prior written consent of Bear, Stearns & Co. Inc. The remainder, less than 2% of the Restricted Shares, will be available for sale upon the Effective Date. Beginning 180 days after the Effective Date, the remainder of the Restricted Shares will become eligible for sale under Rule 144 or Rule 701 upon the expiration of the Lock-up Agreements. In addition, 348,103 shares subject to currently vested stock options and warrants will become eligible for sale in the public market upon the expiration of the Lock-up Agreements.


     In general, under Rule 144 as currently in effect, beginning 90 days after the Effective Date, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including an affiliate of the Company, is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 56,321 shares immediately after the Offering) or (ii) an amount equal to the average weekly reported volume of trading in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares under Rule 144 without regard to these volume or other limitations. Restricted Shares properly sold in reliance on Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an affiliate of the Company. In addition, Rule 701 permits any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract to sell such shares without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.


     The Company anticipates that it will file a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock issued or reserved for future issuance under the Incentive Plan. Subject to the Lockup Agreements, upon filing of such registration statement, shares purchased upon the exercise of options covered thereby would generally be available for resale in the public market, subject to Rule 144 volume limitations applicable to affiliates of the Company.


     Pursuant to the Registration Rights Agreements, the holders of the Convertible Preferred Stock have been accorded the right to require the Company, at the Company's expense, to register up to all of their 1,244,898 shares of Common Stock under the Securities Act. Satana and Morris G. Moreland have registration rights equivalent to those of the Series A Rights Holders with respect to 421,470 shares and 46,830 shares of Common Stock held by Satana and Morris G. Moreland, respectively. See "Description of Capital
Stock -- Registration Rights." Pursuant to the Lock-up Agreements, such persons have agreed not to exercise such registration rights for a period of one year following the Effective Date, without the prior written consent of Bear, Stearns & Co. Inc.

                                  UNDERWRITING


     Subject to certain terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. and Equitable Securities Corporation are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 2,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:



                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Bear, Stearns & Co. Inc. .................................................
    Equitable Securities Corporation..........................................

                                                                                ---------
              Total...........................................................  2,000,000
                                                                                 ========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions precedent. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     Prior to the Offering, there has been no established public trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby has been determined in negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations have been the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering, and the recent market prices of securities of generally comparable companies. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial offering price.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price set forth on the cover page of this Prospectus and to certain dealers (who may include the
Underwriters) at such price less a concession not to exceed $          per
share. The Underwriters may allow, and such dealers may allow, discounts not in
excess of $          per share to any Underwriter and certain other dealers.


     The Company has granted to the Underwriters an option to purchase up to an aggregate of 300,000 solely additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions to cover overallotments. Such option may be exercised at any time until 30 days after the date of the final Prospectus relating to the Offering. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriters' initial commitment as indicated in the preceding table.


     The holders of over 98% of the outstanding capital stock of the Company, including all of the Company's directors and executive officers, have agreed not to offer, pledge, issue, sell, contract to sell, grant any option to purchase or otherwise dispose (or announce any offer, sale, grant of any option to purchase or other disposition) of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock for a period of 180 days after the date of the final Prospectus relating to the Offering, without the prior written consent of Bear, Stearns & Co. Inc. In addition, holders of the Company's Convertible Preferred Stock have agreed not to exercise certain rights to have their shares of Company Common Stock registered under the Securities Act for a period of the year following the Effective Date, without the prior written consent of Bear, Stearns & Co. Inc. See "Shares Eligible for Future Sale."

     The Underwriters do not intend to sell shares of Common Stock to any account over which they exercise discretionary authority.

     Julie E. Silcock, a Senior Managing Director of Bear, Stearns & Co. Inc., is the wife of Jim Silcock, a general partner of Mapleleaf Capital, Ltd. and a director of the Company. Mapleleaf Capital, Ltd., together with its affiliates, is the largest holder of the Company's Common Stock. Ms. Silcock may be deemed to beneficially own certain shares of the Company's Common Stock held by Mapleleaf Capital, Ltd. and its affiliates due to her marital relationship with Mr. Silcock. See "Principal Shareholders."

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Jackson & Walker, L.L.P., Dallas, Texas. A partner of Jackson & Walker, L.L.P. beneficially owns 10,927 shares of Common Stock of the Company. Certain legal matters in connection with the issuance of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Winstead Sechrest & Minick P.C., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Medical Alliance, Inc. and its subsidiaries at December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants and are included herein and elsewhere in the Registration Statement in reliance upon such reports and schedule given upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements made in this Prospectus concerning the provisions of any documents to which reference is made are not necessarily complete and, in the case of documents filed as exhibits to the Registration Statement, reference is made to the copy of the documents so filed for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected and copied at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 75 Park Place, Room 1228, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60621-2511. The Commission maintains a web site that contains reports, proxy statements and other information filed with the Commission; the address of this site is http://www.sec.gov. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEDICAL ALLIANCE, INC. AND SUBSIDIARIES
  Report of Independent Accountants....................................................  F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996.......  F-3
  Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and
     1995 and the six months ended June 30, 1995 and 1996..............................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit) for the years ended
     December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996...........  F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
     1995 and for the six months ended June 30, 1995 and 1996..........................  F-6
  Consolidated Notes to Financial Statements...........................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders
Medical Alliance, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Medical Alliance, Inc. and Subsidiaries (the "Company"), as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medical Alliance, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                            /s/  Coopers & Lybrand L.L.P.



                                            COOPERS & LYBRAND L.L.P.


Dallas, Texas

July 17, 1996, except for Note 17 as to


which the date is September 9, 1996

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  DECEMBER 31, 1994 AND 1995 AND JUNE 30, 1996

                                     ASSETS


                                                                                                      PRO FORMA
                                                                                                    STOCKHOLDERS'
                                                                 DECEMBER 31,                         EQUITY AT
                                                            -----------------------    JUNE 30,       JUNE 30,
                                                               1994         1995         1996           1996
                                                            ----------   ----------   -----------   -------------
                                                                                      (UNAUDITED)    (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................  $   93,656   $1,385,654   $ 1,404,985
  Restricted cash.........................................      15,035       22,854        26,900
  Accounts receivable, less allowance for doubtful
    accounts of $449,881, $1,113,314 and $1,514,926,
    respectively..........................................   1,386,714    2,568,686     3,399,029
  Prepaid expenses and other current assets...............     124,665      230,322       440,512
                                                            -----------  -----------  -----------
         Total current assets.............................   1,620,070    4,207,516     5,271,426
                                                            -----------  -----------  -----------
Property and equipment, net...............................     809,354    2,192,791     3,474,655
                                                            -----------  -----------  -----------
Other assets:
  Deferred income taxes...................................     256,972           --            --
  Intangible assets, net of amortization of approximately
    $44,000, $3,000 and $23,000, respectively.............      11,526       43,056       184,536
                                                            -----------  -----------  -----------
         Total other assets...............................     268,498       43,056       184,536
                                                            -----------  -----------  -----------
         Total assets.....................................  $2,697,922   $6,443,363   $ 8,930,617
                                                            ===========  ===========  ===========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................  $  241,951   $  316,367   $   562,026
  Accrued expenses........................................     343,766      801,555     1,147,328
  Current maturities of:
    Long-term debt........................................     275,875      366,667       700,452
    Capital lease obligations.............................     209,826      284,633       317,894
  Deferred income taxes...................................     256,972      365,616        41,780
  Deferred revenue........................................     165,907      159,337       156,842
                                                            -----------  -----------  -----------
         Total current liabilities........................   1,494,297    2,294,175     2,926,322
Long-term debt, net of current maturities.................     688,912    1,443,819     2,655,335
Capital lease obligations, net of current maturities......     391,280      258,296       138,922
Deferred income taxes.....................................          --       16,547       451,825
                                                            -----------  -----------  -----------
         Total liabilities................................   2,574,489    4,012,837     6,172,404
                                                            -----------  -----------  -----------
Stockholders' equity:
  Series A convertible preferred stock, $0.002 par value,
    2,000,000 shares authorized; 435,000 shares issued and
    outstanding; aggregate liquidation preferences of
    $928,500, $893,500 and $893,500, respectively, no
    shares pro forma......................................         870          870           870             --
  Series B convertible preferred stock, $0.002 par value,
    362,500 shares authorized, issued and outstanding;
    aggregate liquidation preferences of $0, $1,450,000
    and $1,450,000, respectively, no shares pro forma.....          --          725           725             --
  Common stock, $0.002 par value, 10,000,000 shares
    authorized and 1,894,024, 2,339,421 and 2,387,172
    shares issued and outstanding, respectively, 3,632,069
    shares pro forma......................................       3,788        4,678         4,774          7,264
  Capital in excess of par value..........................   1,232,257    2,959,586     2,918,032      2,917,137
  Accumulated deficit.....................................  (1,104,532)    (526,383)     (157,238)      (157,238)
  Treasury stock at cost, 17,230 shares...................      (8,950)      (8,950)       (8,950)        (8,950)
                                                            -----------  -----------  -----------    -----------
         Total stockholders' equity.......................     123,433    2,430,526     2,758,213      2,758,213
                                                            -----------  -----------  -----------    -----------
         Total liabilities and stockholders' equity.......  $2,697,922   $6,443,363   $ 8,930,617
                                                            ===========  ===========  ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996


                                                                              SIX MONTHS ENDED JUNE
                                         YEARS ENDED DECEMBER 31,                      30,
                                  ---------------------------------------    ------------------------
                                     1993          1994          1995           1995          1996
                                  ----------    ----------    -----------    ----------    ----------
                                                                                   (UNAUDITED)
Net revenue...................... $3,720,268    $5,261,763    $11,177,138    $4,854,109    $8,395,480
                                  ----------    ----------    -----------    ----------    ----------
Costs and expenses:
  Salaries and benefits..........  1,643,306     2,005,262      3,721,169     1,686,252     2,748,810
  Selling, general and
     administrative..............  1,214,320     1,816,859      3,620,394     1,539,224     2,800,838
  Depreciation and
     amortization................    333,090       293,093        718,767       264,573       652,710
  Provision for uncollectible
     accounts....................    550,521       781,176      1,884,709       743,196     1,422,737
                                  ----------    ----------    -----------    ----------    ----------
          Total costs and
            expenses.............  3,741,237     4,896,390      9,945,039     4,233,245     7,625,095
                                  ----------    ----------    -----------    ----------    ----------
          Operating income
            (loss)...............    (20,969)      365,373      1,232,099       620,864       770,385
                                  ----------    ----------    -----------    ----------    ----------
Other (income) expense:
  Interest income and other,
     net.........................     (1,860)       (5,528)        11,953         9,644       (12,110)
  Interest expense...............    157,846       178,722        246,655       130,735       150,658
                                  ----------    ----------    -----------    ----------    ----------
          Total other expense....    155,986       173,194        258,608       140,379       138,548
                                  ----------    ----------    -----------    ----------    ----------
Income (loss) before income
  taxes..........................   (176,955)      192,179        973,491       480,485       631,837
Provision (benefit) for income
  taxes..........................    (26,474)           --        395,342       195,129       262,692
                                  ----------    ----------    -----------    ----------    ----------
Net income (loss)................   (150,481)      192,179        578,149       285,356       369,145
                                  ----------    ----------    -----------    ----------    ----------
Less preferred stock dividend....    (75,000)      (75,000)       (87,000)      (87,000)      (87,000)
Less charge for cancelation of
  put feature described in Note
  7..............................         --            --       (180,000)     (180,000)           --
                                  ----------    ----------    -----------    ----------    ----------
Net income (loss) applicable to
  common stock................... $ (225,481)   $  117,179    $   311,149    $   18,356    $  282,145
                                  ==========    ==========    ===========    ==========    ==========
Net income (loss) per share...... $     (.09)   $      .04    $       .10    $      .01    $      .08
                                  ==========    ==========    ===========    ==========    ==========
Weighted average number of common
  shares and common share
  equivalents (in thousands).....      2,529         2,611          3,011         2,728         3,553
                                  ----------    ----------    -----------    ----------    ----------


   The accompanying notes are an integral part of the consolidated financial statements.

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                  SERIES A           SERIES B
                                              PREFERRED STOCK    PREFERRED STOCK       COMMON STOCK      CAPITAL IN
                                              ----------------   ----------------   ------------------   EXCESS OF    ACCUMULATED
                                              SHARES    AMOUNT   SHARES    AMOUNT    SHARES     AMOUNT   PAR VALUE      DEFICIT
                                              -------   ------   -------   ------   ---------   ------   ----------   -----------
Balance at January 1, 1993..................  375,000    $750                       1,776,949   $3,554   $1,221,111   $(1,146,230)
  Issuance of common stock for note
    receivable..............................                                           23,415      47         1,453
  Series A preferred stock dividend.........                                                                (75,000)
  Net loss..................................                                                                             (150,481)
                                              -------    ----    -------    ----    ---------   ------   ----------   -----------
Balance at December 31, 1993................  375,000     750                       1,800,364   3,601     1,147,564    (1,296,711)
  Issuance of common stock (Satana warrants
    exercised)..............................                                           93,660     187        59,813
  Issuance of preferred stock for cash
    (Mapleleaf Capital warrants
    exercised)..............................   60,000     120                                                99,880
  Series A preferred stock dividend.........                                                                (75,000)
  Net income................................                                                                              192,179
                                              -------    ----    -------    ----    ---------   ------   ----------   -----------
Balance at December 31, 1994................  435,000     870                       1,894,024   3,788     1,232,257    (1,104,532)
Issuance of preferred stock.................                     362,500    $725                          1,439,207
  Exercise of warrant in exchange for debt
    payable to Satana Corporation...........                                          374,640     749       479,251
  Charge for cancelation of put feature
    described in Note 7.....................                                                               (180,000)
  Options exercised.........................                                           60,723     121        50,179
  Issuance of common stock related to
    acquisition.............................                                           10,034      20        25,692
  Series A preferred stock dividend.........                                                                (87,000)
  Net income................................                                                                              578,149
                                              -------    ----    -------    ----    ---------   ------   ----------   -----------
Balance at December 31, 1995................  435,000     870    362,500     725    2,339,421   4,678     2,959,586      (526,383)
  Issuance of common stock (unaudited)......                                            4,293       9        10,991
  Options exercised (unaudited).............                                           43,458      87        34,455
  Series A preferred stock dividend
    (unaudited).............................                                                                (87,000)
  Net income (unaudited)....................                                                                              369,145
                                              -------    ----    -------    ----    ---------   ------   ----------   -----------
Balance at June 30, 1996
  (unaudited)...............................  435,000    $870    362,500    $725    2,387,172   $4,774   $2,918,032   $  (157,238)
                                              =======    ====    =======    ====    =========   ======   ==========   ===========

                                                             TOTAL
                                                         STOCKHOLDERS'
                                              TREASURY      EQUITY
                                               STOCK       (DEFICIT)
                                              --------   -------------
Balance at January 1, 1993..................  $(8,950)    $    70,235
  Issuance of common stock for note
    receivable..............................                    1,500
  Series A preferred stock dividend.........                  (75,000)
  Net loss..................................                 (150,481)
                                              -------      ----------
Balance at December 31, 1993................   (8,950)       (153,746)
  Issuance of common stock (Satana warrants
    exercised)..............................                   60,000
  Issuance of preferred stock for cash
    (Mapleleaf Capital warrants
    exercised)..............................                  100,000
  Series A preferred stock dividend.........                  (75,000)
  Net income................................                  192,179
                                              -------      ----------
Balance at December 31, 1994................   (8,950)        123,433
Issuance of preferred stock.................                1,439,932
  Exercise of warrant in exchange for debt
    payable to Satana Corporation...........                  480,000
  Charge for cancelation of put feature
    described in Note 7.....................                 (180,000)
  Options exercised.........................                   50,300
  Issuance of common stock related to
    acquisition.............................                   25,712
  Series A preferred stock dividend.........                  (87,000)
  Net income................................                  578,149
                                              -------      ----------
Balance at December 31, 1995................   (8,950)      2,430,526
  Issuance of common stock (unaudited)......                   11,000
  Options exercised (unaudited).............                   34,542
  Series A preferred stock dividend
    (unaudited).............................                  (87,000)
  Net income (unaudited)....................                  369,145
                                              -------      ----------
Balance at June 30, 1996
  (unaudited)...............................  $(8,950)    $ 2,758,213
                                              =======      ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996

                                                                                                  SIX MONTHS ENDED JUNE 30,
                                                                YEARS ENDED DECEMBER 31,
                                                          -------------------------------------   -------------------------
                                                            1993         1994          1995          1995          1996
                                                          ---------   -----------   -----------   -----------   -----------
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...................................... $(150,481)  $   192,179   $   578,149   $   285,356   $   369,145
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
    Provision for uncollectible accounts.................   550,521       781,176     1,884,709       743,196     1,422,737
    Depreciation and amortization........................   350,090       293,093       718,767       264,573       652,710
    Deferred income taxes................................   (26,474)           --       382,163       192,435       111,442
    Changes in assets and liabilities net of effects from
      acquisitions:
      Accounts receivable................................  (691,573)   (1,414,948)   (3,066,681)   (1,343,072)   (2,253,080)
      Prepaid expenses and other current assets..........   (66,431)       10,515      (105,657)      (66,354)     (210,190)
      Accounts payable and accrued expenses..............    24,330       269,872       577,794       428,789       504,432
      Deferred revenue...................................    23,395       142,512        (6,570)      (35,455)       (2,495)
      Other..............................................        --            --       (45,589)           --            --
                                                          ---------   -----------   -----------   -----------   -----------
        Net cash provided by operating activities........    13,377       274,399       917,085       469,468       594,701
                                                          ---------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Capital expenditures...................................   (36,142)     (130,231)   (1,850,112)     (891,172)   (1,499,190)
  Payment for acquisitions...............................        --            --       (35,000)           --      (493,840)
  Change in restricted cash..............................   (19,630)        4,595        (7,819)        7,301        (4,046)
                                                          ---------   -----------   -----------   -----------   -----------
        Net cash used in investing activities............   (55,772)     (125,636)   (1,892,931)     (883,871)   (1,997,076)
                                                          ---------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Payment of dividends on preferred stock................        --      (115,000)     (122,000)      (35,000)           --
  Repayment of capital lease obligations.................   (16,134)      (80,025)     (244,543)     (108,602)     (151,113)
  Repayment of long-term debt............................   (88,260)     (148,833)   (1,161,190)   (1,023,713)     (183,336)
  Proceeds from issuance of preferred stock..............        --       100,000     1,439,932            --            --
  Proceeds from issuance of common stock.................        --        50,000        50,300            --        34,542
  Proceeds from issuance of long-term debt...............   205,500        57,500     2,293,819     1,575,260     1,728,635
  Other..................................................   (11,303)           --        11,526       (30,000)       (7,022)
                                                          ---------   -----------   -----------   -----------   -----------
        Net cash provided by (used in) financing
          activities.....................................    89,803      (136,358)    2,267,844       377,945     1,421,706
                                                          ---------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents............................................    47,408        12,405     1,291,998       (36,458)       19,331
Cash and cash equivalents at beginning of year...........    33,843        81,251        93,656        93,656     1,385,654
                                                          ---------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of year................. $  81,251   $    93,656   $ 1,385,654   $    57,198   $ 1,404,985
                                                          =========   ===========   ===========   ===========   ===========
Supplemental disclosures of cash flow information:
  Interest paid.......................................... $  82,467   $   172,222   $   247,990   $   130,735   $   146,374
  Income taxes paid......................................        --            --         5,000            --        93,956
Supplemental schedule of noncash investing and financing
  activities:
  Issuance of note payable in payment for accounts
    payable, advances and interest.......................    56,294            --            --            --            --
  Issuance of common stock for note receivable...........     1,500            --            --            --            --
  Preferred stock dividend declared......................    75,000        35,000            --        87,000        87,000
  Capital lease obligations incurred.....................    85,400       613,925       186,366       186,366        65,000
  Exercise of warrant in exchange for outstanding debt
    and cancelation of put feature described in Note 7:
    Common stock and capital in excess of par value......        --            --       480,000            --            --
    Debt.................................................        --            --       300,000            --            --
  The Company has acquired businesses, as follows:
    Fair value of assets acquired........................                           $   242,765                 $   351,198
    Goodwill recorded....................................                                45,589                     142,642
    Less:
      Fair value of common stock.........................                               (25,712)                         --
      Cash paid..........................................                               (35,000)                   (493,840)
                                                                                    -----------                 -----------
    Liabilities assumed..................................                           $   227,642                 $        --
                                                                                    ===========                 ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
 (INFORMATION OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

1. ORGANIZATION:

     Medical Alliance, Inc. ("Medical Alliance") provides mobile surgical services which allow certain minimally invasive operative procedures to be performed in the physician's office. Medical Alliance was incorporated in Texas in 1989 and is headquartered in Irving, Texas. Medical Alliance provides its services throughout the United States and Canada. Medical Alliance entered into two new lines of business in 1993 through wholly-owned subsidiaries. MAI Safety Compliance Services, Inc. provides assistance to physician offices and other alternate site health-care facilities to comply with O.S.H.A. standards. Physicians Marketing Services, Inc. provides group advertising services to physicians who utilize Medical Alliance's mobile medical services.

     The accompanying consolidated financial statements include the accounts of Medical Alliance and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions have been eliminated.

  Interim Financial Information

     The consolidated balance sheet as of June 30, 1996, the consolidated statements of stockholders' equity for the six months then ended, and the consolidated statements of operations and cash flows for the six months ended June 30, 1995 and 1996, have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal, recurring adjustments) necessary to present fairly the financial position at June 30, 1996, and the results of operations and cash flows for all periods presented have been made. The results of operations for the interim periods are not necessarily indicative of the operating results for the full year.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, particularly accounts receivable, and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may, in some instances, differ from previously estimated amounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Cash and Cash Equivalents -- The Company considers all investments with initial maturities of 90 days or less at the time of purchase to be cash equivalents. The Company maintains a significant portion of its cash balances with one financial institution. These deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to a limit of $100,000 per account. At December 31, 1995 and June 30, 1996, the Company had approximately $1,115,000 and $1,008,000 invested in short-term U.S. government treasury securities. As a result of the foregoing, the Company believes that credit and market risk in such instruments is minimal.

     Property and Equipment -- Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over existing useful lives ranging from three to five years. Repairs and maintenance are charged directly to expense as incurred. Maintenance contracts are amortized over their respective contracted period.

     Intangibles -- Debt issuance costs were amortized on a straight-line basis over the periods of the respective debt and organization costs were amortized on a straight-line basis over a five-year period. Goodwill is the excess of the purchase price over the fair value of net assets acquired and is being amortized on a straight-line basis over three years. The carrying value of goodwill is continually reviewed for recoverability. If

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES
the review indicates that goodwill will not be recoverable, as determined based on undiscounted cash flows, the carrying value of the goodwill is reduced by the estimated short-fall of discounted cash flows.

     Income Taxes -- The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     Revenue Recognition -- The Company recognizes revenue in most instances upon completion of the surgical procedures performed with the Company's equipment. Revenue for procedures that require two or more treatments and is collected as a global fee, is recognized in equal amounts over the course of the treatments. Revenue is presented net of contractual allowances and field discounts.

     Deferred Revenue -- The Company organizes certain advertising campaigns and training seminars for physician utilizers. Revenues are recognized when the advertising is run or seminars are held. Additionally, certain procedures require multiple treatments and revenues received in advance are deferred until subsequent procedures are performed.

     Long Lived Assets -- Effective January 1, 1996 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. There was no material effect from the adoption of this Statement.


     Stock-Based Compensation -- The Company has elected to account for employee stock-based compensation as prescribed in Accounting Principles Board (APB) No. 25 as opposed to the fair value method prescribed by the Financial Accounting Standards Board (SFAS) No. 123, "Accounting for Stock-Based Compensation." However, pro forma disclosure as prescribed by SFAS No. 123 for all such equity awards will be included in the annual financial statements.


     Earnings Per Share -- Net income (loss) per common share is based on reported net income (loss) less the Series A Preferred Stock dividend and the charge for cancellation of the put feature (See Note 7). The resulting amount is presented as income (loss) applicable to common stock. Such income (loss) applicable to common stock in each period presented is divided by the weighted average number of outstanding common and common equivalent shares using the treasury stock method adjusted for the stock split described in Note 16. Earnings per share for all common stock and common stock warrants, options and other potentially dilutive instruments issued one year before the initial public offering have been computed in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") Topic 4-D. The SAB requires that such shares issued at a price less than the per share Offering price be included in the calculation of common stock and common stock equivalents as if such shares were outstanding for all periods presented, even when anti-dilutive. With respect to these shares, the Company has also used the treasury stock method based on the Offering price as the purchase price.

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following:

                                                           DECEMBER 31,
                                                    --------------------------     JUNE 30,
                                                       1994           1995           1996
                                                    -----------    -----------    -----------
    Medical equipment.............................  $ 1,048,470    $ 2,764,090    $ 4,484,444
    Furniture and fixtures........................      123,731        223,356        332,259
    Transportation................................           --          7,000         67,956
    Leasehold improvements........................        3,702         11,877         11,877
    Equipment under capital leases................      700,032        886,398        910,479
                                                    -----------    -----------    -----------
                                                      1,875,935      3,892,721      5,807,015
    Less accumulated depreciation and
      amortization................................   (1,066,581)    (1,699,930)    (2,332,360)
                                                    -----------    -----------    -----------
    Net property and equipment....................  $   809,354    $ 2,192,791    $ 3,474,655
                                                    ===========    ===========    ===========

     Accumulated amortization related to equipment under capital leases was approximately $91,000, $363,000 and $502,000 at December 31, 1994, 1995 and June
30, 1996, respectively.

4. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                            DECEMBER 31,
                                                       -----------------------     JUNE 30,
                                                         1994          1995          1996
                                                       ---------    ----------    -----------
    Revolving bank credit agreement at prime plus
       1/2%; interest payments due monthly; principal
      due 1997.......................................  $      --    $  250,000    $   250,000
    Bank term loan at prime plus 1 1/2% with varying
      monthly principal and interest payments; final
      payment due 2000...............................         --       643,819        643,819
    Bank term loan at prime plus 1 1/2%; monthly
      principal and interest payments; final payment
      due 1998.......................................         --       916,667        733,333
    Bank term loan at prime plus 3/4%; monthly
      principal and interest payments beginning in
      1997; final payment due 2000...................         --            --      1,728,635
    Note to MJ Capital Partners, L.P. at 16%; varying
      principal and interest payments; final payment
      due 1997.......................................    607,974            --             --
    Subordinated note to Satana Corporation at 10%;
      varying monthly principal and interest
      payments; final payment due 1996...............    356,813            --             --
                                                       ---------    ----------     ----------
                                                         964,787     1,810,486      3,355,787
    Less current maturities..........................   (275,875)     (366,667)      (700,452)
                                                       ---------    ----------     ----------
                                                       $ 688,912    $1,443,819    $ 2,655,335
                                                       =========    ==========     ==========

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

     Prime rate was 8 1/2% and 8 1/4% at December 31, 1995 and June 30, 1996, respectively.

     The annual principal requirements for the five years subsequent to June 30, 1996 are as follows:

  YEARS ENDING DECEMBER 31
  Remaining 1996.......................................................  $  183,333
  1997.................................................................   1,095,861
  1998.................................................................     974,151
  1999.................................................................     790,818
  2000.................................................................     311,624
                                                                         ----------
                                                                         $3,355,787
                                                                          =========

     The bank term loans and revolving credit agreement originated in 1995, with varying principal and interest payments through 2000. Effective March 20, 1996, the Company and the bank modified the term loans and revolving credit agreement which increased the term loan agreement from $1,750,000 to $3,750,000 and increased the revolving credit agreement from $250,000 to $500,000. The loans and revolving credit are collateralized by Company assets and a personal guarantee of a major shareholder.

     Under the terms of the bank debt, the Company is subject to certain covenants, including restrictions on dividend payments, the redemption or repurchase of stock and stock equivalents and limitations on indebtedness. In addition, the loan agreement contains restrictive covenants which, among other things, require the Company to obtain directors' and officers' liability insurance.

     As noted above the Company and the bank modified the term loan and revolving credit agreement. The amended and restated term and revolving credit agreement requires annual audited financial statements by May 31 for the prior fiscal year. The Company has not complied with this covenant and has obtained a waiver from the bank which is effective until January 1, 1997.

     The note with Satana Corporation ("Satana"), which originated in 1991, was collateralized by Company assets, and was modified in July 1992 to extend the maturity date to December 1996. On June 28, 1995, Satana exercised a warrant to acquire 374,640 shares of common stock in exchange for the outstanding debt owed to Satana Corporation (Note 7).

     The note with MJ Capital Partners, L.P. and MJ Capital Corporation originated in 1991 and was collateralized by equipment and certain accounts receivable. Additional loans have been obtained from these companies periodically since the origination date. During 1993, MJ Capital Corporation became a partner in MJ Capital Partners, L.P., at which time the loans from those parties were combined into a single note. The note was paid in full in 1995.

5. SERIES A PREFERRED STOCK AND PREFERRED STOCK WARRANTS:

     On July 10, 1992 the Company entered into a Preferred Stock Purchase Agreement (the "Series A Agreement") with Mapleleaf Capital, Ltd. The Company issued an aggregate of 375,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") in exchange for cash of $2.00 per share. In connection with this transaction, the Company converted subordinated debt of certain shareholders into shares of common stock at a conversion rate of one share of common stock for every $2.00 of subordinated debt as described above.

     The shares of Series A Preferred Stock were issued with warrants attached to purchase up to 60,000 shares of Series A Preferred Stock. The warrants were exercisable at $2.00 per share and expired in 1995. The warrants were exercised on July 1, 1994 at $1.67 per share which approximated the fair value for other trades in the Company's common stock. The Series A Preferred Stock was convertible into common stock at a ratio

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES
of 1 to 1 initially. However, upon issuance of common stock or common stock equivalents, the conversion ratio is subject to an anti-dilution adjustment pursuant to the Series A Agreement for all convertible preferred stock. Effective with the stock dividend discussed in Note 16, the conversion ratio for the Series A Preferred Stock will be 1.561 to 1 as approved by the Board of Directors. The Series A Preferred Stock is convertible at the election of the holder at any time, or automatically with the closing of an underwritten qualified public offering (as defined in the Series A Agreement). If the Company has not completed a qualified public offering on or prior to December 31, 1997, the Company has the right, but not the obligation to repurchase all remaining shares of Series A Preferred Stock.

     The Series A Preferred Stock requires a $.20 per share annual dividend commencing on June 30, 1993 which is cumulative if unpaid. Dividends paid for the years ended December 31, 1993, 1994 and 1995 were $0, $115,000 and $122,000, respectively. The Company was not in compliance with certain covenants of the Series A Agreement including the timely issuance of its year-end audited consolidated financial statements, the timely issuance of a budgeted operating forecast and a loan to an employee which exceeds the designated limit. The Company has obtained appropriate waivers from the Series A Preferred Stock shareholder effective until January 1, 1997.

     The Company has reserved 679,035 shares of common stock for the conversion of all outstanding Series A Preferred Stock.

6. SERIES B PREFERRED STOCK:

     On November 17, 1995 the Company entered into a Preferred Stock Purchase Agreement (the "Series B Agreement") with various investors. The Company issued an aggregate of 362,500 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") in exchange for cash of $4.00 per share.

     The Series B Preferred Stock was convertible into common stock at a ratio of 1 to 1 initially. However, upon issuance of common stock or common stock equivalents, the conversion ratio is subject to an anti-dilution adjustment pursuant to the Series B Agreement for all convertible preferred stock. Effective with the stock dividend discussed in Note 16, the conversion ratio for the Series B Preferred Stock will be 1.561 to 1 as approved by the Board of Directors. The Series B Preferred Stock is convertible at the election of the holders at any time, or automatically with the closing of an underwritten qualified public offering (as defined in the Series B Agreement). There is no annual dividend requirement in the Series B Agreement. However, the Company was not in compliance with certain covenants of the Series B Agreement including the timely issuance of its year-end audited consolidated financial statements, the timely issuance of a budgeted operating forecast, and a loan to an employee which exceeds the designated limit. The Company has obtained appropriate waivers from all Series B Preferred Stock shareholders effective until January 1, 1997.

     The Company has reserved 565,863 shares of common stock for the conversion of all outstanding Series B Preferred Stock.

7. COMMON STOCK AND COMMON STOCK WARRANTS:


     A warrant to purchase up to 374,640 shares of common stock at $1.28 per share was granted to Satana on January 17, 1991 as part of the note agreement (see Note 4). This warrant includes a put feature, whereby the holder of the shares acquired via the exercise of the warrant could require the Company to redeem the shares based on a formula price. The Satana note was modified in July 1992, at which time Satana was granted a warrant to purchase an additional 93,660 shares of the Company's common stock at $.64 per share. During the year ended December 31, 1994, the holder exercised the $.64 per share warrant to purchase 93,660 shares of common stock at a price of $0.53 per share. The Company recorded interest expense of approximately $10,000 as a result of this transaction. During the year ended December 31, 1995, the holder exercised the warrant to acquire 374,640 shares of common stock in exchange for the outstanding debt owed to Satana Corporation and

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES
cancelation of the put feature. The difference between the carrying value of the debt instrument, which approximated fair value, and the exercise price of the warrants has been accounted for as a reduction of capital in excess of par value and has been deducted from net income for purposes of computing net income applicable to common stock in the accompanying statement of operations.

     A warrant to purchase up to 23,415 shares of common stock at $1.28 per share was granted to Columbia General Corporation on August 15, 1993 as part of the restructured MJ Capital Partners note. The warrant expires on March 31, 1997.

     A warrant to purchase 2,810 shares of common stock was granted in 1993 as part of the restructured MJ Capital Partners note. The warrant expires on March 31, 1997. Warrants to purchase up to 10,771 shares of common stock at $1.28 per share were granted in 1994 in connection with advances under the MJ Capital Partners note. Warrants to purchase 3,278 shares of common stock at $1.28 per share were canceled in 1995 as part of the early retirement of the MJ Capital Partners note. The remaining warrants expire on March 31, 1997.

     A warrant to purchase up to 15,610 shares of common stock at $2.56 per share was granted in 1995 to a major stockholder in return for a personal guarantee of the bank debt. This warrant vested immediately and expires in 1999.

     The Company has reserved 49,328 shares of common stock for the conversion of all outstanding common stock warrants as of December 31, 1995 and June 30, 1996.

     The Company's debt and Series A and Series B Preferred Stock agreements restrict the Company from making dividend payments other than the Series A Preferred Stock dividend.

8. STOCK OPTIONS:

     The Company implemented an Incentive Stock Option Plan (the "Plan") in January of 1990. In 1994, the Company amended and restated the Plan, which increased the number of options available for issuance to 1,168,190 shares of the Company's common stock. In December of 1995, the Company revised the Plan covering up to 1,324,290 shares of the Company's common stock. The options have varying expiration dates through September 16, 1999. At December 31, 1995 and June 30, 1996, options for 441,170 and 294,436 shares remain available for issuance under the Plan. Options to purchase an equivalent number of shares of the Company's common stock are as follows:

                                                                        OUTSTANDING     EXERCISABLE
                                                                        -----------     -----------
Total outstanding at January 1, 1993..................................     293,999         122,289
                                                                          ========         =======
Granted during 1993 at $1.28 per share................................     220,882          21,074
Exercised at $.06 per share...........................................     (23,415)        (23,415)
Canceled during 1993 at $1.28 per share...............................     (78,050)        (31,220)
Outstanding at December 31, 1993
  $1.28 per share.....................................................     357,470         159,222
  $ .58 per share.....................................................      39,025          39,025
  $ .32 per share.....................................................      16,921          16,921
                                                                          --------         -------
Total outstanding at December 31, 1993................................     413,416         215,168
                                                                          ========         =======

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

                                                                        OUTSTANDING     EXERCISABLE
                                                                         --------         -------
Granted during 1994 at $1.28 per share................................     116,295          30,440
Canceled during 1994 at $1.28 per share...............................     (40,586)         (7,025)
Outstanding at December 31, 1994
  $1.28 per share.....................................................     433,179         298,151
  $ .58 per share.....................................................      39,025          39,025
  $ .32 per share.....................................................      16,921          16,921
                                                                          --------         -------
Total outstanding at December 31, 1994................................     489,125         354,097
                                                                          ========         =======
Granted during 1995 at $2.56 per share................................     679,035          30,440
Exercised at $1.28 per share..........................................     (21,698)        (21,698)
Exercised at $.58 per share...........................................     (39,025)        (39,025)
Canceled during 1995 at $2.56 per share...............................    (285,663)             --
Canceled during 1995 at $1.28 per share...............................     (22,791)         (9,522)
Outstanding at December 31, 1995
  $2.56 per share.....................................................     393,373          30,440
  $1.28 per share.....................................................     388,689         266,931
  $ .32 per share.....................................................      16,921          16,921
                                                                          --------         -------
Total outstanding at December 31, 1995................................     798,983         314,292
                                                                          ========         =======
Granted during 1996 at $2.56 per share................................     159,222              --
Granted during 1996 at an assumed public offering price of $12.00 per
  share...............................................................      60,099              --
Exercised at $1.28 per share..........................................     (26,537)        (26,537)
Exercised at $.32 per share...........................................     (16,921)        (16,921)
Canceled during 1996 at $2.56 per share...............................     (67,123)        (31,220)
Canceled during 1996 at $1.28 per share...............................      (5,464)             --
Outstanding at June 30, 1996
  $2.56 per share.....................................................     485,520          30,440
  $1.28 per share.....................................................     356,689         317,664
  Assumed public offering price of $12.00 per share...................      60,106              --
                                                                          --------         -------
Total outstanding at June 30, 1996....................................     902,315         348,103
                                                                          ========         =======


     During 1993, the Company granted 9,366 nonqualifying stock options at $1.28 each vesting immediately of which 7,805 were exercised in 1995 and the remaining 1,561 were exercised in 1996. During 1995, the Company granted 10,927 nonqualifying stock options at $2.56 each vesting immediately and expiring on August 15, 1997.

     During 1995, the Company granted 472,203 performance based stock options under the Plan at an exercise price of $2.56 each contingent upon the Company exceeding certain pretax earnings levels which are determined by the Board of Directors. Although the Company achieved the earnings levels as determined by the Board, the market value of the Company's common stock did not exceed the exercise price of $2.56 per share. Therefore, no charge to earnings was recorded by the Company. Approximately 195,000 of the performance based stock options were earned in 1995, however, these options do not vest until December 31, 1997. The remaining options were canceled during 1995.

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

9. INCOME TAXES:

     The income tax provision consisted of the following:

                                                                              SIX MONTHS
                                              DECEMBER 31,                  ENDED JUNE 30,
                                    ---------------------------------    ---------------------
                                      1993         1994        1995        1995         1996
                                    ---------    --------    --------    ---------    --------
    Current provisions:
      Federal.....................  $      --    $     --    $     --    $      --    $124,010
      State.......................         --          --      13,179        6,505      27,240
                                    ---------    --------    --------    ---------    --------
              Total current.......         --          --      13,179        6,505     151,250
                                    ---------    --------    --------    ---------    --------
    Deferred provisions:
      Federal.....................    (26,474)         --     310,925      153,463      91,371
      State.......................         --          --      71,238       35,161      20,071
                                    ---------    --------    --------    ---------    --------
              Total deferred......    (26,474)         --     382,163      188,624     111,442
                                    ---------    --------    --------    ---------    --------
              Total provisions
                (benefit).........  $ (26,474)   $     --    $395,342    $ 195,129    $262,692
                                    =========    ========    ========    =========    ========

     For the years ended December 31, 1993, 1994 and 1995 the Company generated tax net operating losses. At December 31, 1995, the Company had tax net operating loss carryforwards of approximately $799,000 which will begin to expire in the year 2007. For the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1996, the Company recognized the benefits of tax operating carryforwards of approximately $0, $0, $39,000 and $619,000, respectively.

     The components of the net deferred tax asset (liability) as of December 31, 1994 and 1995 and June 30, 1996 were as follows:

                                                           DECEMBER 31,
                                                      -----------------------     JUNE 30,
                                                        1994          1995          1996
                                                      ---------     ---------     ---------
    Current:
      Net operating loss carryforward...............  $      --     $ 238,757     $      --
      Accrual to cash conversion....................   (256,972)     (642,963)           --
      Change from cash to accrual for tax
         purposes...................................         --            --       (80,370)
      Other.........................................         --        38,590        38,590
                                                      ---------     ---------     ---------
      Net current asset (liability) before valuation
         allowance..................................   (256,972)     (365,616)      (41,780)
      Less valuation allowance......................         --            --            --
                                                      ---------     ---------     ---------
      Net current asset (liability).................  $(256,972)    $(365,616)    $ (41,780)
                                                      =========     =========     =========
    Noncurrent:
      Book vs. tax depreciation differences.........  $  28,793     $ (16,547)    $  36,014
      Net operating loss carryforwards..............    254,771            --            --
      Change from cash to accrual for tax
         purposes...................................         --            --      (482,223)
      Other.........................................         --            --        (5,616)
                                                      ---------     ---------     ---------
      Net noncurrent asset (liability) before
         valuation allowance........................    283,564       (16,547)     (451,825)
      Less valuation allowance......................    (26,592)           --            --
                                                      ---------     ---------     ---------
      Net noncurrent asset (liability)..............  $ 256,972     $ (16,547)    $(451,825)
                                                      =========     =========     =========

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

     The effective income tax rate varies from the federal statutory rate for the years ended December 31, 1993, 1994, 1995 and six months ended June 30, 1995 and 1996 as follows:

                                                                                  SIX MONTHS
                                                                                     ENDED
                                                          DECEMBER 31,             JUNE 30,
                                                    ------------------------     -------------
                                                    1993      1994      1995     1995     1996
                                                    -----     -----     ----     ----     ----
    Federal statutory rate........................  (34.0)%    34.0%    34.0%    34.0%    34.0%
    Disallowance of meals and entertainment.......    4.6       4.6      1.8      1.5      1.8
    (Reduction) addition to valuation allowance...   19.4     (37.4)      --       --       --
    State taxes (net of federal benefit)..........     --        --      5.7      5.7      4.9
    Other.........................................   (5.0)     (1.2)    (0.9)    (0.6)     0.8
                                                                        ----     ----     ----
                                                                           -        -        -
                                                    ------    ------
    Effective income tax rate.....................  (15.0)%     0.0%    40.6%    40.6%    41.5%
                                                    ======    ======    =====    =====    =====

10. LEASE COMMITMENTS:

     The Company leases office space and vans under operating leases and certain medical equipment under both capital and operating leases. The Company currently leases office space under noncancelable operating leases which expire on various dates through July 2002.

     The Company has strategic alliances with manufacturers wherein the manufacturer is paid a portion of the revenues generated by the Company's equipment for certain benefits including access to the technology and periodic equipment upgrades. These arrangements can be canceled with a 90 day notice and are not included in the future minimum rental payments.

     Future minimum rental payments under these capital and operating leases subsequent to June 30, 1996 are as follows:

                                                                   CAPITAL      OPERATING
                                                                   LEASES         LEASES
                                                                  ---------     ----------
    YEAR ENDING DECEMBER 31
    Remaining 1996..............................................  $ 180,806     $  486,335
    1997........................................................    285,031        818,725
    1998........................................................     36,656        568,325
    1999........................................................         --        145,288
    2000........................................................         --        131,997
    Thereafter..................................................         --        201,731
                                                                  ---------     ----------
    Total future minimum lease payments.........................    502,493     $2,352,401
                                                                                 =========
    Less amounts representing interest..........................    (45,677)
                                                                  ---------
    Present value of future minimum lease payments..............    456,816
    Less current maturities.....................................   (317,894)
                                                                  ---------
    Long-term capital lease obligations.........................  $ 138,922
                                                                  =========

     Rent expense for the years ended December 31, 1993, 1994, 1995 and six months ended June 30, 1995 and 1996 under operating leases was approximately $103,000, $310,000, $946,000 and $302,000 and $1,257,000, respectively.

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

11. CONCENTRATION OF SUPPLIERS:

     The Company currently buys its laser equipment, the main component of its services, from three suppliers. Although there are a limited number of manufacturers of this equipment, management believes that other suppliers could provide similar laser equipment on comparable terms.

12. RELATED PARTIES:

     The Company paid Montgomery, Jessup and Co., L.L.P. ("MJ"), certified public accountants, and affiliates of MJ Capital Partners, L.P. and MJ Capital Corporation, approximately $62,000 in 1993, $13,000 in 1994, and $20,000 in 1995, for professional fees. The Company owed MJ and its affiliates approximately $616,000 at December 31, 1994, for professional fees and loans. MJ and its affiliates own 295,216 shares of the Company's common stock and 15,571 shares of Series B Preferred Stock.

     Satana's Vice President owns 60,145 shares of common stock and 19,966 shares of Series B Convertible Preferred Stock. The Company had a note payable to Satana of approximately $357,000 at December 31, 1994.

     Approximately $13,000, $32,000 and $27,000 in medical supplies were purchased from a company owned by the relative of an officer and stockholder of the Company during 1993, 1994 and 1995, respectively.

13. EMPLOYEE BENEFITS:

     Effective January 1, 1993, a tax deferred savings plan under Section 401(k) of the Internal Revenue Code was established. The plan covers all full-time employees who are twenty-one years of age with one year of service. Employees may contribute to the plan up to a maximum of 20% of their salary with a maximum contribution of $9,240 in 1995. Employees are immediately vested in their contributions. The Company may contribute an amount as determined by the Board of Directors. Effective January 1, 1996, the Company began matching 15% of employee contributions.

14. ACQUISITIONS:

     On October 30, 1995, the Company completed the acquisition of substantially all of the assets of Mobile Surgical Services, Inc., a Florida laser rental company. For cash paid of $35,000 and 10,034 shares of common stock valued at $2.56 per share, the Company recorded assets and assumed liabilities as follows:

        Property and equipment...........................................  $ 242,765
        Goodwill.........................................................     45,589
        Accounts payable.................................................   (227,642)
                                                                           ---------
                                                                           $  60,712
                                                                           =========

     The purchase agreement contains a contingent consideration clause whereby the Company will pay an additional $25,000 by July 31, 1996 if specific gross revenues are generated in Florida. The acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of Mobile Surgical Services, Inc. have been included in the consolidated operating results since the date of acquisition. The pro forma effect of the acquisition was not material to the results of operations or financial position of the Company.

     Subsequent to year end, the Company completed two acquisitions for a total purchase price of approximately $494,000. These asset purchases were accounted for under the purchase method of accounting resulting in the recording of approximately $143,000 in goodwill and approximately $351,000 in property and

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES
equipment. The pro forma effect of the acquisition was not material to the results of operations or financial position of the Company.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used in estimating fair values:

  Cash and Cash Equivalents, Accounts Receivable, Accounts Payable and Accrued Expenses

     The carrying value in the balance sheet approximates fair value.

  Long-Term Debt

     The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value in the balance sheet approximates fair value.


16. PRO FORMA FINANCIAL STATEMENT INFORMATION (UNAUDITED):



     Upon the closing of the Company's initial public offering, each outstanding share of the Company's Series A and B Preferred Stock will be converted automatically to common stock and will be given effect for the stock split discussed in Note 17. The pro forma effect of the conversion has been presented as a separate column in the Company's consolidated balance sheet assuming the conversion had occurred as of June 30, 1996. In addition, pro forma financial information regarding the pro forma sale of common stock necessary to retire indebtedness (e.g., approximately $3.4 million divided by the assumed IPO price of $12 per share) as if the retirement had taken place at the beginning of 1995 is as follows:



                                                                                    SIX MONTHS
                                                                 YEAR ENDING           ENDED
                                                              DECEMBER 31, 1995    JUNE 30, 1996
                                                              -----------------    -------------
    Historical net income applicable to common stock........     $   311,149        $   282,145
    add: Interest Adjustment assuming repayment of debt as
      of January 1, 1995....................................         182,214            129,558
                                                                  ----------         ----------
    Pro forma net income applicable to common stock.........     $   493,363        $   411,703
                                                                  ==========         ==========
    Incremental common shares required to repay
      indebtedness..........................................         280,000            280,000
                                                                  ----------         ----------
    Pro forma primary shares outstanding....................       3,293,046          3,833,301
                                                                  ==========         ==========
    Pro forma fully diluted shares outstanding..............       3,972,081          4,512,336
                                                                  ==========         ==========
              Pro forma primary earnings per share..........     $      0.15        $      0.11
                                                                  ==========         ==========
              Pro forma fully diluted earnings per share....     $      0.15        $      0.11
                                                                  ==========         ==========



17. SUBSEQUENT EVENT:



     On September 9, 1996, the Board of Directors approved and paid a 1.561 to 1 stock split, effected through a stock dividend, whereby each common stock shareholder received an additional .561 shares for each share owned. In connection with the split, effected through a stock dividend, common stock was credited and capital in excess of par value was charged for the aggregate par value of the shares that were issued. In accordance with SAB Topic 4-C, the accompanying financial statements and related footnotes have been retroactively adjusted to give effect for this stock split effected through a stock dividend.

================================================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL, OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT AUTHORIZED TO DO SO, OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Prospectus Summary..................     3
Risk Factors........................     6
The Company.........................    11
Use of Proceeds.....................    11
Dividend Policy.....................    11
Dilution............................    12
Capitalization......................    13
Selected Consolidated Financial
  Data..............................    14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    15
Business............................    22
Management..........................    32
Certain Transactions................    38
Principal Shareholders..............    40
Description of Capital Stock........    42
Shares Eligible for Future Sale.....    44
Underwriting........................    46
Legal Matters.......................    47
Experts.............................    47
Additional Information..............    47
Index to Consolidated Financial
  Statements........................   F-1


    UNTIL          , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
================================================================================

================================================================================


                                2,000,000 SHARES


                                      LOGO

                                  COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                           -------------------------

                            BEAR, STEARNS & CO. INC.

                        EQUITABLE SECURITIES CORPORATION

                                              , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses to be incurred in connection with the issuance and distribution of the Common Stock covered by this Registration Statement (other than underwriting discounts and commissions), all of which will be paid by Medical Alliance, Inc. (the "Registrant"), are as follows:


    Securities and Exchange Commission Registration Fee.....................    $ 10,310
    National Association of Securities Dealers, Inc. Filing Fee.............       3,490
    Nasdaq National Market Listing Fee......................................      30,400
    Accounting Fees and Expenses............................................     150,000
    Legal Fees and Expenses.................................................     145,000
    Blue Sky Fees and Expenses..............................................      12,500
    Transfer Agent Fee and Registrar........................................       5,000
    Printing and Engraving Fee Expenses.....................................     100,000
    Miscellaneous...........................................................      43,300
                                                                                 -------
              Total.........................................................    $500,000
                                                                                 =======


- ---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Upon consummation of the Offering, Registrant's Articles of Incorporation will provide that, to the fullest extent permitted by Texas law, directors and former directors of the Registrant will not be liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director. Texas law does not currently authorize the elimination or limitation of the liability of a director to the extent the director is found liable for (i) any breach of the director's duty of loyalty to the Registrant or its shareholders,
(ii) acts or omissions not in good faith that constitute a breach of duty of the director or which involve intentional misconduct or a knowing violation of law,
(iii) transactions from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) acts or omissions for which the liability of a director is expressly provided by law.

     The Registrant's Articles of Incorporation and Bylaws will grant mandatory indemnification to directors and officers of the Registrant to the fullest extent authorized under the Texas Business Corporation Act. In general, a Texas corporation may indemnify a director or officer who was, is or is threatened to be made, a named defendant or respondent in a proceeding by virtue of his position in the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Texas corporation may indemnify a director or officer in an action brought by or in the right of the corporation only if such director or officer was not found liable to the corporation, unless or only to the extent that a court finds him to be fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     The Registrant intends to enter into Indemnity Agreements with its directors and executive officers. Pursuant to such agreements, the Registrant will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Registrant or assumed certain responsibilities at the direction of the Registrant.

     The Company maintains a $1 million directors and officers liability insurance policy.


     Reference is made to Section 7 of the Form of Underwriting Agreement contained as Exhibit 1.1, which provides for indemnification of the directors and officers of the Registrant signing the Registration Statement and certain controlling persons of the Registrant against certain liabilities, including those arising under the Securities Act in certain instances by the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The securities sold by the Company during the last three years have not been registered under the Securities Act. There were no underwriting discounts or commissions on the sale of these securities. The holders of the securities referred to below agreed to take their securities for investment and not with a view to the distribution thereof. The certificates representing the securities contained legends identifying certain restrictions on the transferability thereof. The following information gives effect to the 1.561-for-1 stock split, effected through a stock dividend prior to the consummation of the Offering, but does not give effect to the conversion of Convertible Preferred Stock into Common Stock effected upon consummation of the Offering.

  Common Stock

     The following sets forth information pertaining to sales of Common Stock by the Company during the last three years. Exemption from registration of the shares of Common Stock listed below is claimed under Section 4(2) of the Securities Act and Rule 701.

                    PURCHASER                             DATE            SHARES      CONSIDERATION
- -------------------------------------------------  -------------------    -------     -------------
Satana Corporation...............................  July 1, 1994            93,660      $    60,000
Cheri Stephens...................................  June 2, 1995             2,185      $     2,800
Mapleleaf Capital Ltd............................  June 25, 1995            1,561            2,000
Morris G. Moreland...............................  June 28, 1995           46,830           60,000
Satana Corporation...............................  June 28, 1995          327,810          420,000
Russ Rickle......................................  September 21, 1995       5,017           12,856(1)
Steve Stringfellow...............................  September 21, 1995       5,017           12,856(1)
Thomas A. Montgomery.............................  October 1, 1995         39,025           22,500
Morris G. Moreland...............................  December 13, 1995          156              200
Satana Corporation...............................  December 13, 1995        1,405            1,800
Leon Pritzker....................................  December 13, 1995        1,561            2,000
David Kallenberger...............................  December 13, 1995        1,561            2,000
Thomas A. Montgomery.............................  December 13, 1995        1,561            2,000
Jeff Shrader.....................................  December 13, 1995       11,708           15,000
John Resneder....................................  January 8, 1996          4,293           11,000(2)
Marc Johnson.....................................  June 15, 1996           34,092           22,542
Todd Miller......................................  June 30, 1996            9,366           12,000

- ---------------

(1) These shares were issued in consideration for the acquisition of certain assets of Mobile Surgical Services, Inc. valued by the Company at $25,712.

(2) These shares were issued in consideration for the acquisition of certain assets owned by Dr. Resneder valued by the Company at $11,000.

  Series A Convertible Preferred Stock

     On July 1, 1994 Mapleleaf Capital, Ltd. exercised a warrant to purchase 60,000 shares of Series A Preferred Stock from the Company. The purchase price for the shares received under this warrant was $100,000. Exemption from registration of such shares is claimed under Section 4(2) of the Securities Act.

  Series B Convertible Preferred Stock

     The following sets forth information pertaining to sales of Series B Convertible Preferred Stock by the Company during the last three years. Exemption from registration of such shares listed below is claimed under Section 4(2) of the Securities Act.

                     PURCHASER                             DATE           SHARES     CONSIDERATION
- ---------------------------------------------------  -----------------    -------    -------------
Satana Corporation.................................  November 17, 1995    159,662      $ 638,648
Sunwestern Cayman 1988 Partners....................  November 17, 1995     70,243        280,972
Sunwestern Investment Fund III.....................  November 17, 1995     64,839        259,356
Mapleleaf Capital, Ltd.............................  November 17, 1995     35,985        143,940
Montgomery Jessup & Co., L.L.P.....................  November 17, 1995     10,000         40,000
Morris Moreland....................................  November 17, 1995      4,000         16,000
DLJSC F.B.O. Michael Wallace, IRA..................  November 17, 1995      3,750         15,000
Sid Bonner.........................................  November 17, 1995      3,071         12,284
Thomas A. Montgomery...............................  November 17, 1995      2,500         10,000
Clyde Hutchinson...................................  November 17, 1995      2,000          8,000
Marc Johnson.......................................  November 17, 1995      2,000          8,000
Hazelle Blair......................................  November 17, 1995      1,000          4,000
Lloyd Jones........................................  November 17, 1995      1,000          4,000
Bart Tucker........................................  November 17, 1995      1,000          4,000
Jay Farris.........................................  November 17, 1995        750          3,000
Kevin O'Brien......................................  November 17, 1995        700          2,800

  Warrants

     The following sets forth information pertaining to the issuance of warrants by the Company during the last three years. These transactions were effected without registration of such warrants, or the underlying shares of Common Stock or Preferred Stock, in reliance upon the exemption provided by Section 4(2) of the Securities Act.

     The Company issued the following warrants to partners of MJ Partners in connection with additional advances under the MJ Partners Note, all of which warrants expire on March 31, 1997: (i) On August 15, 1993, the Company granted to Columbia General Corporation warrants to purchase up to 23,416 shares of Common Stock exercisable as follows: 11,708 shares immediately with the remaining 11,708 shares on or after August 16, 1994 at an exercise price of $1.28 per share; (ii) On October 17, 1993, the Company granted to Robert Matthews warrants to purchase up to 2,810 shares of Common Stock exercisable as follows: 1,405 shares immediately with the remaining 1,405 shares on or after October 18, 1994 at an exercise price of $1.28 per share; (iii) On May 31, 1994, the Company granted Thomas A. Montgomery warrants to purchase up to 4,214 shares of Common Stock exercisable as follows: 2,107 shares immediately and the remaining 2,107 shares on or after May 31, 1995, at an exercise price of $1.28 per share; (iv) On August 1, 1994, the Company granted to Mr. Montgomery warrants to purchase up to 1,404 shares of Common Stock exercisable as follows:
702 shares immediately and the remaining 702 shares on or after August 1, 1995, at an exercise price of $1.28 per share, which remaining portion was canceled in connection with the repayment of the MJ Partners Note; (v) On August 15, 1994, the Company granted to Mr. Montgomery warrants to purchase up to 2,810 shares of Common Stock exercisable as follows: 1,405 shares immediately and the remaining 1,405 shares on or after August 15, 1995, at an exercise price of $1.28 per share, which remaining portion was canceled in connection with the repayment of the MJ Partners Note; and (vi) On August 31, 1994, the Company granted to Shelly Burks warrants to purchase up to 2,342 shares of Common Stock exercisable as follows: 1,171 shares immediately and the remaining 1,171 shares on or after August 31, 1995, at an exercise price of $1.28 per share, which remaining portion was canceled in connection with the repayment of the MJ Partners Note.

     On July 27, 1995 the Company granted Paul R. Herchman a warrant to purchase up to 15,610 shares of Common Stock at an exercise price of $2.56 per share, of which all 15,610 shares were purchasable immediately. This warrant was granted to Mr. Herchman in consideration for his personal guaranty of the obligations of the Company under the NationsBank Loans.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


      EXHIBIT
       NUMBER                                  EXHIBIT DESCRIPTION
- -------------------- ------------------------------------------------------------------------
          1.1        -- Form of Underwriting Agreement.
          2.1        -- Asset Purchase Agreement, dated October 30, 1995 between the Company and Mobile Surgical Services of Central Florida, Inc.(1)(2)
          2.2        -- Asset Purchase Agreement, dated March 18, 1996 between the Company and Maasai Inc.(1)(2)
          2.3        -- Asset Purchase Agreement, dated June 10, 1996 between the Company and
                        Mobile Laser Services, Inc.(1)(2)
          3.1        -- Articles of Incorporation of the Company.(2)
          3.2        -- Bylaws of the Company.(2)
          3.3        -- Form of Amended and Restated Articles of Incorporation of the
                        Company.
          3.4        -- Form of Amended and Restated Bylaws of the Company.
          4.1        -- Specimen of Common Stock Certificate.
          4.2        -- Series A Convertible Preferred Stock Purchase Agreement dated July
                        10, 1992 between the Company and Mapleleaf Capital, Ltd.(1)(2)
          4.3        -- Warrant to Purchase 60,000 shares of Series A Convertible Preferred
                        Stock of the Company dated July 10, 1992 between the Company and
                        Mapleleaf Capital, Ltd.(2)
          4.4        -- Series B Convertible Preferred Stock Purchase Agreement dated
                        November 17, 1995 by and among the Company and Satana Corporation,
                        Mapleleaf Capital, Ltd., Sunwestern Investment Fund III, Sunwestern
                        Cayman 1988 Partners, Montgomery Jessup & Company, L.L.P., Morris
                        Moreland, DLJSC F.B.O. Michael Wallace, IRA, Sid Bonner, Clyde
                        Hutchinson, Marc Johnson, Thomas A. Montgomery, Hazelle Blair, Lloyd
                        Jones, Bart Tucker, Jay Farris and Kevin O'Brien.(1)(2)
          4.5        -- Warrant to Purchase 468,300 Shares of Common Stock of the Company
                        dated July 10, 1992 between the Company and Satana Corporation.(2)
          4.6        -- Warrant to Purchase 23,416 Shares of Common Stock of the Company
                        dated August 15, 1993 between the Company and Columbia General
                        Corporation.(2)
          4.7        -- Warrant to Purchase 2,810 Shares of Common Stock of the Company dated
                        October 17, 1993 between the Company and Robert J. Mathews, M.D.(2)
          4.8        -- Warrant to Purchase 2,342 Shares of Common Stock of the Company dated
                        May 31, 1994 between the Company and Shelly Burks.(2)
          4.9        -- Warrant to Purchase 1,873 Shares of Common Stock of the Company dated
                        May 31, 1994 between the Company and Thomas A. Montgomery.(2)
         4.10        -- Warrant to Purchase 6,556 Shares of Common Stock of the Company dated
                        September 1, 1994 between the Company and Thomas A. Montgomery.(2)
         4.11        -- Warrant to Purchase 15,651 Shares of Common Stock of the Company
                        dated July 27, 1995 between the Company and Paul R. Herchman.(2)
          5.1        -- Opinion of Jackson & Walker, L.L.P., counsel for the Company.
         10.1        -- Amended and Restated Revolving Credit and Term Loan Agreement dated
                        March 20, 1996 between the Company and NationsBank of Texas,
                        N.A.(1)(2)
         10.2        -- Agreement between the Company and Coherent Medical Group.(1)
         10.3        -- Master Lease Agreement dated July 20, 1995 between the Company and
                        Cabot Medical Corporation.(1)
         10.4        -- Master Services Agreement dated June 3, 1996 between the Company and
                        Cosmetic Technologies International.(1)
         10.5        -- Joint Venture Agreement dated March 25, 1996 between the Company and
                        Coherent-AMT Inc.(2)
         10.6        -- Medical Alliance, Inc. 1994 Amended and Restated Long-Term Incentive
                        Plan.(2)
         10.7        -- Employment Agreement between the Company and Paul Herchman.

      EXHIBIT
       NUMBER                                  EXHIBIT DESCRIPTION
- -------------------- ------------------------------------------------------------------------
         10.8        -- Employment Agreement between the Company and Kevin O'Brien.
         10.9        -- Employment Agreement between the Company and Michael G. Wallace.
        10.10        -- Lease Agreement.(2)
         11.1        -- Statement regarding computation of per share earnings.
         21.1        -- Subsidiaries of the Company.(2)
         23.1        -- Consent of Jackson & Walker, L.L.P.
         23.2        -- Consent of Coopers & Lybrand, L.L.P.
         24.1        -- Power of Attorney (contained on page II-7 of this Registration
                        Statement).(2)
         27.1        -- Financial Data Schedule.
         99.1        -- Consent of Medical Data International, Inc.(2)


- ---------------

(1) Certain schedules to this Agreement have been omitted. The Company will furnish a copy of any omitted schedule to the Commission upon request.


(2) Previously filed


     (b) Financial Statement Schedules:

SCHEDULE                                                                                   PAGE
- --------                                                                                   ----
II       -- Valuation and Qualifying Accounts............................................  S-2

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 11, 1996.


                                            MEDICAL ALLIANCE, INC.


                                            By:   /s/  MICHAEL G. WALLACE
                                               ---------------------------------


                                              Michael G. Wallace Chief Financial
                                                            Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints each of Paul R. Herchman and Michael G. Wallace as his true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.


                  SIGNATURE                                TITLE                     DATE
- --------------------------------------------- ------------------------------- -------------------
                                                   Chairman of the Board      September 11, 1996
                          *                   Executive Officer and President
- ---------------------------------------------  (Principal Executive Officer)
              Paul R. Herchman

                                               Senior Vice President, Chief   September 11, 1996
             /s/  MICHAEL G. WALLACE          Financial Officer and Treasurer
- ---------------------------------------------    (Principal Financial and
             Michael G. Wallace                     Accounting Officer)

                                                     Medical Director         September 11, 1996
                          *                            and Director
- ---------------------------------------------
         David A. Kallenberger, M.D.

                          *                              Director             September 11, 1996
- ---------------------------------------------
                  Leo Lopez

                          *                              Director             September 11, 1996
- ---------------------------------------------
            Thomas A. Montgomery

                          *                              Director             September 11, 1996
- ---------------------------------------------
             Morris G. Moreland

                          *                              Director             September 11, 1996
- ---------------------------------------------
                Leon Pritzker

                          *                              Director             September 11, 1996
- ---------------------------------------------
                 Jim Silcock

        *    /s/  MICHAEL G. WALLACE
- ---------------------------------------------
             Michael G. Wallace
             As Attorney-In-Fact

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Medical Alliance, Inc. and Subsidiaries:

     In connection with our audits of the consolidated financial statements of Medical Alliance, Inc. and Subsidiaries as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, which financial statements are included in the Prospectus, we have also audited the financial statement Schedule II of Medical Alliance, Inc. and Subsidiaries.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                            /s/  Coopers & Lybrand L.L.P.



                                            COOPERS & LYBRAND L.L.P.


Dallas, Texas
July 17, 1996

                                                                     SCHEDULE II

                    MEDICAL ALLIANCE, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                 COLUMN A                   COLUMN B     COLUMN C      COLUMN D        COLUMN E
- ------------------------------------------- --------    ----------    ----------      ----------
                                            BALANCE
                                               AT
                                            BEGINNING   CHARGED TO                    BALANCE AT
                                               OF       COSTS AND                       END OF
                                             PERIOD      EXPENSES     DEDUCTIONS        PERIOD
                                            --------    ----------    ----------      ----------
Year ended December 31, 1995:
  Allowance for doubtful accounts.......... $449,881    $1,884,709    $1,221,276(A)   $1,113,314
Year ended December 31, 1994:
  Allowance for doubtful accounts.......... 216,964       781,176       548,259 (A)     449,881
Year ended December 31, 1993:
  Allowance for doubtful accounts.......... 304,810       604,723       692,569 (A)     216,964

- ---------------

(A) Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX


      EXHIBIT
       NUMBER                                  EXHIBIT DESCRIPTION
- -------------------- ------------------------------------------------------------------------
          1.1        -- Form of Underwriting Agreement.
          2.1        -- Asset Purchase Agreement, dated October 30, 1995 between the Company and Mobile Surgical Services of Central Florida, Inc.(1)(2)
          2.2        -- Asset Purchase Agreement, dated March 18, 1996 between the Company and Maasai Inc.(1)(2)
          2.3        -- Asset Purchase Agreement, dated June 10, 1996 between the Company and
                        Mobile Laser Services, Inc.(1)(2)
          3.1        -- Articles of Incorporation of the Company.(2)
          3.2        -- Bylaws of the Company.(2)
          3.3        -- Form of Amended and Restated Articles of Incorporation of the
                        Company.
          3.4        -- Form of Amended and Restated Bylaws of the Company.
          4.1        -- Specimen of Common Stock Certificate.
          4.2        -- Series A Convertible Preferred Stock Purchase Agreement dated July
                        10, 1992 between the Company and Mapleleaf Capital, Ltd.(1)(2)
          4.3        -- Warrant to Purchase 60,000 shares of Series A Convertible Preferred
                        Stock of the Company dated July 10, 1992 between the Company and
                        Mapleleaf Capital, Ltd.(2)
          4.4        -- Series B Convertible Preferred Stock Purchase Agreement dated
                        November 17, 1995 by and among the Company and Satana Corporation,
                        Mapleleaf Capital, Ltd., Sunwestern Investment Fund III, Sunwestern
                        Cayman 1988 Partners, Montgomery Jessup & Company, L.L.P., Morris
                        Moreland, DLJSC F.B.O. Michael Wallace, IRA, Sid Bonner, Clyde
                        Hutchinson, Marc Johnson, Thomas A. Montgomery, Hazelle Blair, Lloyd
                        Jones, Bart Tucker, Jay Farris and Kevin O'Brien.(1)(2)
          4.5        -- Warrant to Purchase 468,300 Shares of Common Stock of the Company
                        dated July 10, 1992 between the Company and Satana Corporation.(2)
          4.6        -- Warrant to Purchase 23,415 Shares of Common Stock of the Company
                        dated August 15, 1993 between the Company and Columbia General
                        Corporation.(2)
          4.7        -- Warrant to Purchase 2,810 Shares of Common Stock of the Company dated
                        October 17, 1993 between the Company and Robert J. Mathews, M.D.(2)
          4.8        -- Warrant to Purchase 2,342 Shares of Common Stock of the Company dated
                        May 31, 1994 between the Company and Shelly Burks.(2)
          4.9        -- Warrant to Purchase 1,873 Shares of Common Stock of the Company dated
                        May 31, 1994 between the Company and Thomas A. Montgomery.(2)
         4.10        -- Warrant to Purchase 6,556 Shares of Common Stock of the Company dated
                        September 1, 1994 between the Company and Thomas A. Montgomery.(2)
         4.11        -- Warrant to Purchase 15,651 Shares of Common Stock of the Company
                        dated July 27, 1995 between the Company and Paul R. Herchman.(2)
          5.1        -- Opinion of Jackson & Walker, L.L.P., counsel for the Company.
         10.1        -- Amended and Restated Revolving Credit and Term Loan Agreement dated
                        March 20, 1996 between the Company and NationsBank of Texas,
                        N.A.(1)(2)
         10.2        -- Agreement between the Company and Coherent Medical Group.(1)
         10.3        -- Master Lease Agreement dated July 20, 1995 between the Company and
                        Cabot Medical Corporation.(1)
         10.4        -- Master Services Agreement dated June 3, 1996 between the Company and
                        Cosmetic Technologies International.(1)
         10.5        -- Joint Venture Agreement dated March 25, 1996 between the Company and
                        Coherent-AMT Inc.(2)
         10.6        -- Medical Alliance, Inc. 1994 Amended and Restated Long-Term Incentive
                        Plan.(2)
         10.7        -- Employment Agreement between the Company and Paul Herchman.
         10.8        -- Employment Agreement between the Company and Kevin O'Brien.
         10.9        -- Employment Agreement between the Company and Michael G. Wallace.
        10.10        -- Lease Agreement.(2)
         11.1        -- Statement regarding computation of per share earnings.

      EXHIBIT
       NUMBER                                  EXHIBIT DESCRIPTION
- -------------------- ------------------------------------------------------------------------
         21.1        -- Subsidiaries of the Company.(2)
         23.1        -- Consent of Jackson & Walker, L.L.P.
         23.2        -- Consent of Coopers & Lybrand, L.L.P.
         24.1        -- Power of Attorney (contained on page II-7 of this Registration
                        Statement).(2)
         27.1        -- Financial Data Schedule.
         99.1        -- Consent of Medical Data International, Inc.(2)


- ---------------


(1) Certain schedules to this Agreement have been omitted. The Company will furnish a copy of any omitted schedule to the Commission upon request.



(2) Previously filed